AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 23, 1998

                                                     REGISTRATION NO. 333-43011
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                --------------

                             AMENDMENT NO. 2
                                      TO
                                   FORM S-1
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                                --------------

                               LADISH CO., INC.
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                                --------------

        WISCONSIN                    3462                    31-1145953
 (STATE OF INCORPORATION)     (PRIMARY STANDARD           (I.R.S. EMPLOYER
                          INDUSTRIAL CLASSIFICATION      IDENTIFICATION NO.)
                                 CODE NUMBER)
                           5481 SOUTH PACKARD AVENUE
                    CUDAHY, WISCONSIN 53110 (414) 747-2611
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                                --------------

WAYNE E. LARSEN VICE PRESIDENT LAW/FINANCE AND SECRETARY LADISH CO., INC. 5481
  SOUTH PACKARD AVENUE CUDAHY, WISCONSIN 53110 (414) 747-2611 FACSIMILE (414)
                                   747-2963
(NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                                --------------

                                  COPIES TO:
JOHN M. OLSON FOLEY & LARDNER 777 EAST    GARY L. SELLERS SIMPSON THACHER &
 WISCONSIN AVENUE MILWAUKEE, WISCONSIN    BARTLETT 425 LEXINGTON AVENUE NEW
 53202 (414) 271-2400 FACSIMILE: (414)   YORK, NEW YORK 10017 (212) 455-2000
               297-4900                       FACSIMILE: (212) 455-2502

                                --------------

  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.
  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [_]

  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. [_]
  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. [_]
  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                     CALCULATION OF REGISTRATION FEE
-------------------------------------------------------------------------------
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
                                                       PROPOSED            PROPOSED
                                                        MAXIMUM             MAXIMUM            AMOUNT OF
   TITLE OF EACH CLASS OF          AMOUNT TO        OFFERING PRICE         AGGREGATE         REGISTRATION
SECURITIES TO BE REGISTERED      BE REGISTERED       PER SHARE(2)      OFFERING PRICE(2)          FEE
---------------------------------------------------------------------------------------------------------
Common Stock ($.01 par val-
 ue)                          7,343,278 shares(1)       $18.00           $132,179,004         $38,993(3)
---------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------

(1)Includes 957,819 shares issuable upon exercise of an option granted to the Underwriters by the Company and certain of the Selling Shareholders to cover over-allotments.

(2)Estimated in accordance with Rule 457(a) under the Securities Act of 1933 solely for the purpose of calculating the registration fee pursuant to
   Section 6(b) thereunder.

(3)Represents an increase of $18,536 from the amount paid by the Registrant on December 23, 1997, upon the initial filing of this Registration Statement.

                                --------------

  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(A), MAY DETERMINE.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

              SUBJECT TO COMPLETION, DATED FEBRUARY 23, 1998

                             6,385,459 Shares

                                LADISH CO., INC.

                                  Common Stock
                                ($.01 par value)

                                   --------

Of the 6,385,459 shares of common stock, par value $.01 per share (the "Common Stock"), offered hereby (the "Offering"), 2,336,000 shares are being sold by
 Ladish Co., Inc. (the "Company") and 4,049,459 shares are being sold by the Selling Shareholders. See "Principal and Selling Shareholders". The Company
  will not receive any of the proceeds from the sale of Common Stock being sold by the Selling Shareholders. The Company's Common Stock is thinly traded in the over-the-counter market under the symbol "LDSH" and is quoted on the OTC Electronic Bulletin Board, a quotation system. On February 19, 1998, as reported on the OTC Electronic Bulletin Board, 200 shares of Common Stock were traded at a price of $20.00 per share. It is anticipated that the initial public offering price will be between
     $15.00 and $18.00 per share. For information relating to factors to be considered in determining the initial public offering price, see "Underwriting". The Common Stock has been approved for quotation on
      The Nasdaq Stock Market's  National Market under the symbol  "LDSH".

FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED IN CONNECTION WITH AN INVESTMENT IN THE COMMON STOCK, SEE "RISK FACTORS" BEGINNING ON PAGE 9 HEREIN.

THESE  SECURITIES HAVE NOT BEEN APPROVED  OR DISAPPROVED BY THE SECURITIES  AND
 EXCHANGE  COMMISSION   OR  ANY  STATE  SECURITIES  COMMISSION  NOR   HAS  THE
  SECURITIES  AND  EXCHANGE COMMISSION  OR  ANY STATE  SECURITIES  COMMISSION
   PASSED   UPON  THE  ACCURACY   OR  ADEQUACY   OF  THIS   PROSPECTUS.  ANY
    REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                                     UNDERWRITING              PROCEEDS TO
                                            PRICE TO DISCOUNTS AND PROCEEDS TO   SELLING
                                             PUBLIC   COMMISSIONS  COMPANY (1) SHAREHOLDERS
                                            -------- ------------- ----------- ------------
Per Share..................................  $           $            $           $
Total (2)..................................  $           $            $           $

(1)Before deduction of expenses payable by the Company estimated at $600,000.

(2) The Company and certain of the Selling Shareholders have granted the Underwriters an option, exercisable for 30 days from the date of this Prospectus, to purchase a maximum of 957,819 additional shares to cover over-allotments of the Common Shares. If such option is exercised in full,
    the total Price to Public will be $      , Underwriting Discounts and
    Commissions will be $       , Proceeds to Company will be $       and
    Proceeds to Selling Shareholders will be $       .

  The shares of Common Stock are offered by the several Underwriters when, as and if delivered to and accepted by the Underwriters and subject to their right to reject orders in whole or in part. It is expected that the shares of Common
Stock will be ready for delivery on or about          , 1998, against payment
in immediately available funds.

CREDIT SUISSE FIRST BOSTON                                       BT ALEX. BROWN

                       Prospectus dated           , 1998.

  [inside front cover: Photos of jet engine components manufactured by Company with cutaway of engine labeled "fan, compressor, turbine" and the following caption: "Unique Equipment, Forging Expertise, Specialized Processes, High
        Quality Parts, Critical Aerospace and Industrial Markets"]



  CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE SECURITIES OFFERED HEREBY, INCLUDING OVER-ALLOTMENT, STABILIZING TRANSACTIONS, SYNDICATE SHORT COVERING TRANSACTIONS AND PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING".

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements and the related notes thereto included elsewhere in this Prospectus. As used in this Prospectus, unless the context otherwise requires, the term "Ladish" or "Company" means Ladish Co., Inc. Except as otherwise indicated, all information in this Prospectus has been adjusted to give effect to a one for six reverse split of the Common Stock which occurred effective December 12, 1997. Information in this Prospectus concerning the number of shares of Common Stock outstanding assumes that the Underwriters have not exercised their over-allotment option, and does not, except where otherwise indicated, assume the exercise of currently outstanding and exercisable warrants to purchase an aggregate of 7,588,614 shares (except that information as of the completion of the Offering assumes the exercise of warrants to purchase an aggregate of 2,635,581 shares, which are being exercised in connection with the Offering).

                                  THE COMPANY

  Ladish Co., Inc. ("Ladish" or the "Company") is a leading producer of highly engineered, technically advanced components for the jet engine, aerospace and general industrial markets.

  Ladish engineers, produces and markets high-strength, high-technology forged and formed metal components for a wide variety of load-bearing and fatigue-resisting applications in the jet engine, aerospace and industrial markets. The Company has been engaged in producing parts for aircraft engines and other military, aerospace and general industrial applications for over 50 years. Products developed by Ladish include (i) rotating jet engine parts, such as fan, compressor and turbine discs, and jet engine casings, (ii) other aerospace products, including structural aircraft components, landing gear components, flap tracks, helicopter rotor parts and shafts and large missile components and
(iii) general industrial forgings such as large crankshafts for power generation equipment. These products require a high degree of engineering skill and technical expertise and are generally manufactured from titanium, high-temperature alloys, steel or aluminum. Components for such rigorous applications often necessitate manufacture through forging, which yields a seamless product with a high strength-to-weight ratio relative to castings. Principal customers include all of the major jet engine manufacturers, as well as both commercial and government aircraft and satellite manufacturers, power plants and manufacturers of farm and heavy-duty off-road equipment. Approximately 89% of the Company's 1997 sales were to the aerospace industry.

  Since late 1995, demand for forged components has strengthened, primarily due to increased demand from the commercial aerospace industry. The Company believes the principal reasons for the recent improvement in new aircraft orders include increased demand for air travel in Asia, the recent improved profitability of U.S. commercial airlines and U.S. Environmental Protection Agency rules requiring airlines to reduce noise, which, in turn, have prompted airlines to modernize their fleets. Accordingly, airlines have been retrofitting existing aircraft or purchasing new jet engines.

  In addition to the favorable trends in commercial aviation discussed above, world airframe manufacturers are seeking to improve the affordability and efficiency of their products by reducing the number of engines on airplanes. Newer engines, therefore, must be bigger and run faster and at higher temperatures, which in turn has increased demand for components that are structurally larger and more metallurgically complex. The Company believes that it is well positioned to capitalize on the current upturn in the commercial aerospace industry in wide-body aircraft as well as regional and business jets. The Company believes that the combination of its unique equipment, metallurgical expertise and leading-edge computer process modeling of forging, heat treating and machining operations, together with its industry-recognized core competencies in large and complex forgings, will enable the Company to compete effectively for this demand.

                               BUSINESS STRATEGY

  The Company's goal is to generate profitable growth and to enhance shareholder value by capitalizing on Ladish's reputation for quality and value and its unique manufacturing equipment. To accomplish this goal, management intends to continue pursuing the following strategies:

 Maximize Benefits from Industry Upturn

  Ladish intends to capitalize on the current upturn in the aerospace industry by continuing to manufacture components that meet the demand by airframe manufacturers for stronger, larger and more metallurgically complex parts. The Company believes that it is well positioned to benefit from the reduction in excess capacity in the U.S. airline industry, the other trends in the commercial aerospace industry and the corresponding increase in demand for new aircraft and parts.

 Make Strategic Acquisitions

  As a part of the global consolidation of the aerospace industry, management believes there are numerous opportunities to grow and enhance the Company through strategic acquisitions. As an example of these opportunities, in June 1997, Ladish acquired substantially all of the assets and assumed a portion of the liabilities of Stowe Machine Co., Inc. ("Stowe"). Located in Windsor, Connecticut, Stowe provides finish machining services and products to the jet engine industry. Operating Stowe will further Ladish's efforts to capitalize on the upturn in the jet engine industry through the value-added services provided by Stowe to the Company's existing customer base and the vertical integration opportunities offered through Stowe. With a customer list which mirrors that of Ladish, Stowe provides Ladish with the ability to integrate vertically and offer further value-added services to its core markets.

 Leverage Core Competencies into New Products and Markets

  The Company's growth strategy also includes continuing to identify new products and markets where it can become a leading supplier by using its core competencies in metallurgy, precision metal-working and the management of complex manufacturing processes. The Company has expanded its processing technology to alloys such as aluminum-lithium in order to compete for both solid and liquid fuel motor cases for future generations of launch vehicles such as the Expendable Extended Launch Vehicle ("EELV"). In addition, the Company's ability to shear-form various alloys has enabled it to develop technically advanced domes, rings and cylinders for launch vehicles and seamless titanium drums used to manufacture copper foil for use by the telecommunications industry. Ladish's metallurgical expertise, combined with the world's largest counterblow hammer, has enabled it to become the leading supplier of titanium hemispheres in the commercial satellite industry and large steel crankshafts in the power generation industry.

  Additionally, the Company believes that its manufacturing, engineering and technical expertise gives it the ability to develop and process next generation jet engine components for increased performance of high-temperature materials as well as to develop products for non-aerospace applications such as farm and heavy-duty off-road machinery. For example, the Company is currently producing what the Company believes is the world's largest crankshaft in a closed-die for use in the international power generation market.

 Enhance Market Access Through Customer Cooperation and Strategic Alliances

  Ladish intends to continue its long-standing practice of working closely with its customers and strategic participants in the forging industry. The Company works closely with customers by using its manufacturing and technical expertise to engineer, tool and manufacture new products according to customer specification. In exchange, the Company is often designated as the sole-source supplier by its customers for the life of the program. In addition, Ladish's well-respected research and development departments have enabled the Company to establish and maintain strong relationships with GE, Rolls-Royce PLC ("Rolls-Royce"), Pratt & Whitney, Lockheed Martin Corp. and the United States Air Force on a number of development projects, many of which are customer funded. Management believes that these projects position the Company to win early production contracts on new equipment.

  In addition to working closely with customers, Ladish intends to develop strategic alliances with other participants in the forging industry to take advantage of synergy opportunities. In September 1995, the Company entered into a joint venture with Weber Metals, Inc. ("Weber"), a subsidiary of German conglomerate Otto Fuchs Metallwerke KG, whereby the Company combines its engineering and metallurgical expertise with the capabilities of Weber's 38,000 ton hydraulic press. The product which results from the combination of the Company's technology with Weber's press frees up Company capacity, reduces manufacturing costs and gives the Company access to high-temperature niches of the jet engine market. Under the terms of the Weber agreement, Ladish purchases forging time from Weber at a fixed rate. The resultant products are sold by Ladish, and the profits are divided between the parties according to a formula agreed between the parties on a product-by-product basis. The agreement has a term of ten years and is not terminable by either party during the first five years; after five years either party may give the other 365 days notice of its intent to terminate. No other such alliances have yet been formed.

 Improve Profitability Through Operating Efficiencies and Lower Costs

  Since mid-1995, the Company has significantly reduced overhead costs, improved worker productivity, shortened production cycle times and rationalized its product mix in order to improve operating margins and lower its break-even point. During this time, management has invested in new technologies, developed more efficient manufacturing processes and focused on selling higher value-added products. By reducing lot sizes, set-up times and process times throughout its facility, the Company has reduced its average cycle time by approximately 75% from 1994 to 1997. In addition, pieces per man-hour increased 16% from 1995 through 1997. Sales per employee have increased 22% from 1996 to 1997. As a result of the implementation of process improvement techniques coupled with applied synchronous manufacturing concepts, the Company has reduced its costs and improved product quality as measured by the reduction of rework and scrap. In addition, the Company is currently computerizing the operation of its hammers, which the Company believes will lead to additional operational efficiency and further improve the quality of its forgings. Ladish is also implementing cellular manufacturing techniques in an effort to further decrease production times and reduce costs.

 Focus on Core Business

  In the fourth quarter of 1996, the Company decided to focus its efforts on its core forging business and the markets it serves. Consequently, Ladish determined that its Industrial Products Division ("IPD"), with its commodity fitting and valve business, was not strategic to the future direction of the Company. In May 1997, the Company sold substantially all of the assets of IPD to a subsidiary of Trinity Industries, Inc. for cash consideration of $36.5 million and the assumption of certain liabilities. Ladish utilized proceeds from the sale of IPD to reduce debt and fund the Stowe acquisition, and intends to use the remainder of the proceeds to fund a significant portion of its underfunded pension liability. The sale has also allowed management to focus its time and energy on the growth of the core business and to identify strategic acquisition opportunities such as Stowe.

                                    HISTORY

  The Ladish forge shop was founded in 1905. For the next 75 years, Ladish Co. continued to grow its operations under the control of the Ladish family. During this period, Ladish Co. supplied forged products to virtually every industry, including the aerospace industry beginning in the 1930s, and became a leader within the commercial and military aerospace industry for forged products and material application.

  Beginning in 1981, Ladish Co. experienced a series of ownership changes. The Company was incorporated as the successor to Ladish Co. in connection with one of these transactions. From 1991 until the middle of 1995, the aerospace industry experienced a severe cyclical downturn. This decline resulted from a combination of reduced demand from the commercial airline industry, which was suffering from weak passenger revenues and overcapacity, and reduced military budgets as a result of the end of the Cold War. At the same time, the Company faced substantial debt service on $110 million of subordinated debentures publicly issued in connection with a 1987 leveraged buyout. In February 1993, the Company filed a voluntary petition for reorganization under Chapter 11 of the U.S. Bankruptcy Code. Under this "pre-packaged" plan, the subordinated debentures were converted to equity at a ratio of $1,000.00 of principal amount of subordinated debentures for approximately 43 shares of Common Stock, including the debentures held by the Company's largest current shareholder; no other class of creditor was affected. The plan was confirmed and the Company emerged from reorganization in April 1993.

  Beginning in 1995, the Company implemented a program to reduce overhead costs, improve worker productivity, shorten production cycle times and rationalize product mix. This program has resulted in improved operating margins and a lower break-even point. Over the same time period, the market for forged components strengthened due primarily to increased demand from the commercial airline industry. This resurgence in demand, which the Company believes is attributable to a number of factors affecting airlines in the U.S. and throughout the world, has resulted in strong revenue growth for the Company. The Company's income before taxes increased from $2.1 million in 1996 to $20.5 million in 1997, due principally to the substantial increase in net sales.

  The Company has elected to undertake an initial public offering at this time in order (i) to raise capital to reduce debt and other liabilities and thereby improve its balance sheet, and (ii) to create a more liquid market for the present and future shareholders of the Company.

  Certain officers and principal shareholders of the Company are Selling Shareholders in the Offering and will benefit in the amount of the net proceeds received for the shares of Common Stock sold by them hereunder. See "Principal and Selling Shareholders".

                                  THE OFFERING

 Common Stock offered by:
    The Company......................................  2,336,000 shares
    Selling Shareholders.............................  4,049,459 shares
                                       ------------
        Total(1).....................................  6,385,459 shares
                                       ------------
                                       ------------

 Common Stock and equivalents to be outstanding after
  the Offering(1)(2)................................. 15,260,405 shares
 Use of Proceeds..................................... The proceeds to the Company from the sale of Common Stock by the Company are expected
                                                      to be approximately $35 million (net of
                                                      underwriting discounts and estimated
                                                      expenses payable by the Company and
                                                      assuming an offering price per share of
                                                      $16.50, the midpoint of the range set forth
                                                      on the cover page of this Prospectus). The
                                                      net proceeds from the sale of shares by the
                                                      Company will be used primarily to repay
                                                      subordinated debt and a portion of
                                                      outstanding indebtedness under the
                                                      Company's senior credit facility, and to
                                                      contribute to certain underfunded pension
                                                      plans. Any remaining funds will be used for
                                                      general corporate purposes, which may
                                                      include acquisitions. The Company will not
                                                      receive any proceeds from the sale of
                                                      shares by the Selling Shareholders. See
                                                      "Use of Proceeds" and "Principal and
                                                      Selling Shareholders".
 Dividend policy..................................... The Company currently intends to retain all of its earnings to finance its operations
                                                      and future growth and does not expect to
                                                      pay any dividends for the foreseeable
                                                      future. See "Dividend Policy".
 Nasdaq National Market symbol....................... "LDSH".

--------

(1) Does not include up to 957,819 shares of Common Stock issuable upon exercise of the Underwriters' over-allotment option in full.

(2) Includes 7,588,614 shares subject to outstanding common stock purchase warrants as of the date of this Prospectus, but excludes (i) 322,500 shares issuable pursuant to outstanding options under the Incentive Plan (as hereinafter defined) and (ii) 496,188 shares reserved for issuance upon exercise of outstanding options previously granted to former employees and others. See "Management--Incentive Stock Option Plan", "Certain Relationships and Related Party Transactions", and Note 4 to Financial Statements.

                             SUMMARY FINANCIAL DATA

  The following table sets forth certain historical financial data for the fiscal years 1995 through 1997. Such data were derived from the audited financial statements of the Company included elsewhere herein. The Company's Industrial Products Division, which was sold during 1997, has been treated as a discontinued operation and its results of operations are excluded from the table.

  The historical financial data are not necessarily indicative of the results of operations for any future period. See "Management's Discussion and Analysis of Financial Condition and Results of Operations".

                                              YEARS ENDED DECEMBER 31,
                                       ----------------------------------------
                                           1995          1996          1997
                                       ------------  ------------  ------------
                                                    (DOLLARS IN
                                       THOUSANDS, EXCEPT EARNINGS PER SHARE)
RESULTS OF OPERATIONS:
Net sales............................  $    115,738  $    162,002  $    209,816
Cost of sales........................       128,351       149,637       178,051
                                       ------------  ------------  ------------
Gross profit (loss)..................       (12,613)       12,365        31,765
Selling, general & administrative
 expenses............................         6,139         6,556         7,378
                                       ------------  ------------  ------------
Income (loss) from operations........       (18,752)        5,809        24,387
Interest expense.....................         3,339         3,703         3,334
Other income (expense), net..........           (55)           29          (549)
                                       ------------  ------------  ------------
Income (loss) from operations before
 provision for income taxes..........       (22,146)        2,135        20,504
Provision for income taxes...........           --            --          1,602
                                       ------------  ------------  ------------
Net income (loss) from continuing
 operations..........................  $    (22,146) $      2,135  $     18,902
                                       ============  ============  ============
Diluted earnings per share from
 continuing operations(1)............  $      (4.40) $       0.20  $       1.52
OTHER DATA:
EBITDA(2)............................  $     (9,899) $     14,974  $     33,635
Capital expenditures.................         2,865         4,997         9,217
Depreciation expense.................         8,908         9,136         9,773
Cash used for operating activities...       (10,749)       (2,374)       (2,135)
Cash provided by (used for) investing
 activities..........................        (1,847)       (4,927)       16,088
Cash provided by (used in) financing
 activities..........................        12,295         7,066       (13,489)
BALANCE SHEET (AT END OF PERIOD):
Total assets.........................  $    164,696  $    170,270  $    165,461
Total debt...........................        43,932        51,848        39,716
Stockholders' equity (deficit).......        (9,751)      (16,287)        5,017
BACKLOG(3)...........................  $    150,493  $    233,730  $    278,171

--------
(1) Calculated in accordance with Note 14 to Financial Statements.
(2) EBITDA from continuing operations for any relevant period presented above represents net income (loss) from continuing operations, plus income taxes and interest expense, plus depreciation and amortization of goodwill and other intangibles. EBITDA may not be comparable to similarly titled measures reported by other companies. While EBITDA should not be construed as a substitute for operating income or a better indicator of liquidity than cash flow from operating activities, which is determined in accordance with generally accepted accounting principles, it is included herein to provide additional information with respect to the ability of the Company to meet its future debt service, capital expenditure and working capital requirements. EBITDA is not necessarily a measure of the Company's ability to fund its cash needs. See the Company's Financial Statements and the related notes thereto appearing elsewhere herein.
(3) Backlog represents unfilled purchase orders received by the Company as of the end of each period.

                                 RISK FACTORS

  Prior to making any investment decision, prospective investors should carefully consider the risk factors set forth below in addition to the other information presented in this Prospectus.

HISTORY OF RECENT LOSSES

  Although the Company reported net income from continuing operations of $2.1 million in 1996 and $18.9 million in 1997, the Company reported net losses for each of the years ended December 31, 1991 through 1995. In addition, the Company reported gross losses for 1994 and 1995 and had an accumulated deficit of approximately $32.8 million at December 31, 1997. In 1993, the Company was unable to service its subordinated debt and consequently underwent a financial restructuring pursuant to Chapter 11 of the United States Bankruptcy Code, in which the subordinated debt was converted into Common Stock. The Company has implemented changes designed to improve its cost structure and increase efficiency and productivity at its facilities, which the Company believes have enabled it to increase profitability and to withstand better the volatility inherent in its primary markets. There can be no assurance, however, that the Company's operations will be profitable in the future.

CYCLICALITY OF THE AEROSPACE AND JET ENGINE INDUSTRIES

  Substantially all of the Company's revenues are derived from the aerospace and jet engine industries, which are cyclical in nature and subject to changes based on general economic conditions, airline profitability and international relations. The duration and severity of upturns and downturns in these industries are influenced by a variety of factors, including those set forth herein. Accordingly, they cannot be predicted with any certainty. Historically, orders for new commercial aircraft and related commercial aerospace components have been driven by the operating profits or losses of commercial airlines. Purchases by customers in the military aerospace sector are dependent upon defense budgets. The commercial aerospace industry experienced a greatly reduced volume of orders between 1992 and early 1995, although this decline has been reversed in 1996 and 1997. Events adversely affecting the aircraft industry, such as cyclical overcapacity and inability to maintain profitable fare structures, would likely have a material adverse effect on the financial condition and results of operations of the Company. See "Management's Discussion and Analysis of Financial Condition and Results of Operations".

REDUCTIONS IN GOVERNMENT SPENDING

  Since 1990, almost one-quarter of the Company's revenue has been derived from the government-sponsored aerospace industry, an industry that is dependent upon government budgets and, in particular, the United States government budget. In general, defense and space budgets in the United States have been declining in recent years, resulting in reduced demand for new aircraft and spare parts. While the effect of U.S. defense and space budget reductions may be offset in part by foreign military sales, such sales are affected by U.S. governmental regulation, regulation by the purchasing government and political uncertainties in the United States and abroad. There can be no assurance that U.S. defense and space budgets and the related demand for defense and space equipment will not continue to decline or that sales of defense and space equipment to foreign governments will continue at present levels.

COMPETITION

  The sale of metal components for the aerospace, jet engine and industrial markets is highly competitive. Many Ladish products are readily interchangeable with the products manufactured by Ladish's competitors. Many of the Company's products are sold under long-term contracts which are bid upon by several suppliers. Ladish's principal competitor, Wyman-Gordon Company, is substantially larger than Ladish and has greater financial resources. See "Business--Competition".

RELIANCE ON MAJOR CUSTOMERS

  The Company's three largest customers accounted for approximately 54% of the Company's revenues in 1996 and 59% in 1997. Because of the small number of customers for some of the Company's principal products, those customers exercise significant influence over the Company's prices and other terms of trade. The loss of any of the Company's largest customers could have a material adverse effect on the Company's financial condition and results of operations. See "Business--Customers".

DEPENDENCE ON KEY PERSONNEL

  The Company has been and continues to be dependent on certain key management personnel. The Company's ability to maintain its competitive position will depend, in part, upon its ability to retain these key managers and to continue to attract and retain highly qualified managerial, manufacturing and sales and marketing personnel. There can be no assurance that the loss of key personnel would not have a material adverse effect on the Company's results of operations or that the Company will be able to recruit and retain such personnel. See "Management".

PRODUCT LIABILITY EXPOSURE

  The Company produces many critical engine and structural parts for commercial and military aircraft and for other specialty applications. As a result, the Company has an inherent risk of exposure to product liability claims. The Company currently maintains product liability insurance, but there can be no assurance that insurance coverage will continue to be available on terms acceptable to the Company or that such coverage will be adequate for any liabilities that might be incurred.

AVAILABILITY AND PRICE OF RAW MATERIALS

  The largest single component of the Company's cost of goods sold is raw material costs. The Company manufactures products in a wide variety of specialty metals and alloys, some of which can only be purchased from a limited number of suppliers. The Company holds limited quantities of raw materials in inventory but, for the principal part of its business, seeks to procure delivery of raw materials in quantities and at times matching customers' orders. The Company, along with other entities in the industry, has experienced periods of increased delivery times for nickel-based and titanium alloys and certain stainless steels, which account for a significant portion of the Company's raw materials. Significant scarcity of supply of raw materials used by the Company could have a material adverse effect on the Company's results of operations by affecting both the timing of delivery and the cost of purchasing such materials. Many of the Company's products are sold pursuant to long-term agreements with its customers, which currently provide the Company the right to pass through material cost increases. Any inability to obtain such rights in future long-term agreements could have a material adverse effect on the Company's results of operations. See "Business--Raw Materials".

LABOR CONTRACTS

  Approximately 84% of the Company's employees are represented by eight collective bargaining units. Contracts are typically renegotiated every three years with each union. While management does not expect that work stoppages will arise in connection with the renewal of labor agreements expiring in the foreseeable future, no assurance can be given that work stoppages will not occur. An extended or widespread work stoppage could have a material adverse effect on the Company's results of operations. See "Business--Employees".

PENSION AND OTHER POSTRETIREMENT BENEFIT OBLIGATIONS

  The Company's employees are eligible to participate in various Company-sponsored pension plans. In addition to pension benefits, the Company provides health care and life insurance benefits to its eligible employees and retirees. The pension benefits have been and will continue to be funded through contributions to pension trusts, while health care and life insurance benefits are paid as incurred.

 The Company has several pension plans, certain of which are underfunded. The aggregate liability recorded for the Company's pension plans on the balance sheet at December 31, 1997 was approximately $37 million. The Company has entered into an agreement with the Pension Benefit Guarantee Corporation requiring minimum contributions to the underfunded plans of $18 million in 1997, $7.4 million in 1998 and $7.8 million in 1999 in order to substantially reduce this liability. In addition, approximately $15 million of the net proceeds from the Offering will be used to make a further contribution to these plans. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Pensions" and Note 8 to Financial Statements.

  The liability recorded for postretirement health care and life insurance benefits on the balance sheet at December 31, 1997 was approximately $49 million on an actuarial basis and will be paid as incurred annually. See Note 9 to Financial Statements.

COMPLIANCE WITH ENVIRONMENTAL AND OTHER GOVERNMENT REGULATIONS

  The Company's operations are subject to extensive environmental, health and safety laws and regulations promulgated by federal, state and local governments. Many of these laws and regulations provide for substantial fines and criminal sanctions for violations. The nature of the Company's business exposes the Company to risks of liability due to the use and storage of materials that can cause contamination or personal injury if released into the environment. In addition, environmental laws may have a significant effect on the nature, scope and cost of cleanup of contamination at operating facilities. It is difficult to predict the future development of such laws and regulations or their impact on future earnings and operations, but the Company anticipates that these standards will continue to require increased capital expenditures. There can be no assurance that the Company will not incur material costs and liabilities in the future relating to environmental matters.

  Based upon information presently available, the Company does not expect that costs for future environmental compliance and remediation will have a material adverse effect on its competitive or financial position or its ongoing results of operations. However, it is not possible to predict accurately the amount or timing of costs of any future environmental remediation requirements. Such costs could be material to future results of operations. In addition, the "Superfund" statutes may impose joint and several liability for the costs of remedial investigations and actions on the entities that arranged for disposal of the wastes, the waste transporters that delivered materials to the disposal sites and the past and present owners and operators of such sites; responsible parties may be required to bear all costs, regardless of fault, legality of the original disposal or ownership of the disposal site. The Company has been named a potentially responsible party at three sites and has reserved approximately $300,000 for such liability. The Company believes that the amount for which it is liable at such sites will not be material; however, there can be no assurances that the amount for which the Company will be responsible will not be significantly greater than anticipated. See "Business--Environmental, Health and Safety Matters".

SIGNIFICANT SHAREHOLDERS

  After the Offering, ING Equity Partners, L.P. I and Internationale Nederlanden (U.S.) Capital Corporation (collectively the "ING entities") will continue to own 293,878 shares of Common Stock plus warrants to purchase another 293,879 shares, which in the aggregate would represent (if such warrants were exercised) approximately 5.6% of the outstanding shares of Common Stock. Grace Brothers, Ltd. ("Grace") will also own warrants to purchase 2,862,573 shares of Common Stock which, if exercised, would represent approximately 21.7% of the then outstanding shares. Consequently, the ING entities and Grace have and will continue to have significant influence over the affairs of the Company. See "Principal and Selling Shareholders" and "Certain Relationships and Related Transactions". If the Underwriters' over-allotment option is exercised in full, the ING entities will own no shares or warrants after the Offering.

NET OPERATING LOSS CARRYFORWARDS

  At December 31, 1997, the Company had approximately $57.0 million of net operating loss carryforwards ("NOLs") for federal income tax purposes, of which approximately $21.4 million are restricted due to the 1993 change of ownership of the Company in connection with the Company's financial restructuring through Chapter 11 proceedings. To the extent the Company generates taxable income, these NOLs will reduce the federal income taxes of the Company in future years, and therefore increase its after-tax cash flow. Under Section 382 of the Internal Revenue Code of 1986, as amended (the "Code"), certain restrictions on the utilization of NOLs or credit carryforwards will apply in the event of an ownership change of a corporation entitled to use such carryforwards. It is likely that the sale of Common Stock pursuant to the Offering, combined with sales of Common Stock within the past three years, will cause an ownership change of the Company (within the meaning of Section 382 of the Code), resulting in restrictions on the Company's ability to utilize its NOLs during all taxable years (including partial taxable years) after the date of such ownership change. Assuming that this ownership change occurs, based on the Company's estimate of its fair market value, an additional restriction of approximately $8 million on the utilization of the Company's NOLs would be created after the date of such change in ownership.

  Based on the limitations noted above, and the Company's recent history of losses, the Company has recorded a valuation allowance against the entire amount of these NOLs. The Company will continue to evaluate the ultimate realizability of the NOLs in the future. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Net Operating Loss Carryforwards" and Note 7 to Financial Statements.

DILUTION

  Purchasers of Common Stock in the Offering will experience immediate dilution of $13.34 per share of Common Stock purchased, assuming an offering price of $16.50 per share (the midpoint of the range set forth on the cover page of this Prospectus) and exercise of all of the Company's outstanding warrants. See "Dilution". In connection with the Company's December 1995 and February 1996 private offering of senior subordinated secured notes (the "Subordinated Notes"), the Company issued warrants to acquire 7,775,722 shares of Common Stock. Each warrant entitles the holder to purchase one share of Common Stock at a price of $1.20 per share. The exercise price may be paid in cash, or by the surrender of outstanding Common Stock, Subordinated Notes or other warrants having a fair value equal to the exercise price. An aggregate of 187,108 of such warrants have subsequently been exercised prior to the Offering and another 2,635,581 warrants will be exercised in connection with the Offering. Additionally, there are options to acquire 322,500 shares of Common Stock at an exercise price of $6.00 per share pursuant to the Company's Incentive Stock Option Plan, and options to purchase an additional 496,188 shares at exercise prices ranging from $12.00 to $21.00 per share issued in 1993 in consideration of consulting services. The exercise of all outstanding options would result in the issuance by the Company of up to 818,688 additional shares of Common Stock, and would result in substantial additional dilution to investors purchasing Common Stock in the Offering.

LIMITED PRIOR MARKET FOR COMMON STOCK; POSSIBLE VOLATILITY OF COMMON STOCK AND THE SECURITIES MARKETS

  Although the Common Stock of the Company has been quoted on the OTC Electronic Bulletin Board prior to the Offering, trading has been sporadic. The Common Stock has been approved for quotation on the Nasdaq National Market. The initial public offering price of the Common Stock will be determined through negotiations among the Company, the Selling Shareholders and the representatives of the Underwriters. There can be no assurance that the initial public offering price will correspond to the price at which the Common Stock will trade in the public market subsequent to the Offering or that an active trading market for the Common Stock will develop and continue after the completion of the Offering. See "Underwriting". In addition, the market price of the Common Stock upon the completion of the Offering could be subject to significant fluctuations in response to variations in the Company's quarterly financial results or other developments, such as announcements of new products by the Company or the Company's competitors, enactment of legislation or regulation affecting the aerospace industry, interest rate movements or general economic conditions.

SHARES ELIGIBLE FOR FUTURE SALE; REGISTRATION RIGHTS; POSSIBLE ADVERSE EFFECT ON FUTURE MARKET PRICES

 Upon completion of the Offering, there will be 10,307,372 shares of Common Stock outstanding. An additional 5,771,721 shares will be reserved against the exercise of outstanding warrants and options. The 6,385,459 shares sold in the Offering will be immediately tradeable without restriction by persons other than those who may be deemed "affiliates" of the Company, as that term is defined in Rule 144 under the Securities Act. Substantially all the 5,335,791 shares of Common Stock outstanding prior to the Offering were issued in 1993 in connection with the reorganization of the Company. Of these shares, those held by persons who are not "affiliates" of the Company (believed by management to number approximately 3,213,956 shares) will be freely tradeable after the Offering. The shares held by "affiliates" (which the Company believes will number approximately 1,136,000 after the Offering) may be sold only pursuant to a registration statement under the Securities Act or under Rule 144 or another available exemption. The Underwriters have conditioned the Offering on the receipt of agreements of the holders of substantially all Common Stock purchase warrants, all persons selling shares in the Offering, all holders of registration rights with respect to the Company's securities and all executive officers and directors of the Company, that they will not sell any shares of Common Stock without the consent of Credit Suisse First Boston Corporation, on behalf of the Underwriters, for a period of 180 days following the date of this Prospectus. After the Offering, the holders of an aggregate of 25% of the Company's then outstanding warrants and shares then issued upon exercise of such warrants will have the right to require the Company to register all or a portion of the shares underlying such warrants under the Securities Act to permit the public sale of such shares.

  The shares issuable upon the exercise of the Company's outstanding options and warrants, and not sold in the Offering, will be "restricted shares" as that term is defined in Rule 144. As a result, such shares, if and when issued, will only be subject to resale pursuant to a registration statement under the Securities Act or under Rule 144 or other available exemption.

  Significant sales of shares of Common Stock under a registration statement, pursuant to Rule 144 or otherwise in the future, or the prospect of such sales, may depress the price of the shares of Common Stock or any market that may develop. See "Shares Eligible for Future Sale" and "Certain Relationships and Related Party Transactions--Registration Rights".

                          FORWARD-LOOKING STATEMENTS

  This Prospectus contains certain forward-looking statements. Forward-looking statements are statements other than historical information or statements of current condition. Some forward-looking statements may be identified by use of terms such as "believes", "anticipates", "intends" or "expects". The forward-looking statements contained and incorporated by reference in this Prospectus are generally located in the material set forth under the headings "Prospectus Summary", "Risk Factors", "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business" but may be found in other locations as well. These forward-looking statements relate to the plans and objectives of the Company for future operations. In light of the risks and uncertainties inherent in all future projections, including but not limited to those set forth under the heading "Risk Factors", the inclusion of the forward-looking statements in this Prospectus should not be regarded as a representation by the Company or any other person that the objectives or plans of the Company will be achieved. Many factors could cause the Company's actual results to differ materially from those in the forward-looking statements, including in particular unanticipated fluctuation in demand for the Company's products which are sold in markets subject to severe cyclicality. The foregoing review of important factors should not be construed as exhaustive and should be read in conjunction with other cautionary statements that are included in this Prospectus. The Company undertakes no obligation to release publicly the results of any future revisions it may make to forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

                                DIVIDEND POLICY

  The declaration of dividends is within the discretion of the Company's Board of Directors. The Company has not paid a dividend on its Common Stock since 1987. The Company currently intends to retain all of its earnings from periods following the Offering to finance its operations and future growth and, accordingly, does not expect to pay any dividends for the foreseeable future. The Board of Directors will review this dividend policy from time to time in light of the conditions then existing, including the Company's financial condition, results of operations, capital requirements, restrictions (if any) contained in financing or other agreements binding upon the Company, and such other factors as the Board of Directors deems relevant. The Company's senior credit facility currently prohibits the payment of dividends.

                                USE OF PROCEEDS

  The proceeds to the Company from the sale of shares of Common Stock by the Company are estimated to be approximately $35 million (net of underwriting discounts and estimated expenses payable by the Company and assuming an offering price per share of $16.50, the midpoint of the range set forth on the cover page of this Prospectus). The net proceeds from the sale of shares by the Company will be used primarily (i) to repay all of the Company's senior subordinated secured notes, due in February 2000, $11.3 million aggregate principal amount of which was outstanding at December 31, 1997, and which bear interest at the rate of 12% per year, (ii) to repay approximately $9 million of outstanding indebtedness under the Company's current senior credit facility, which had an outstanding balance of approximately $27 million at December 31, 1997, and (iii) to make contributions in the amount of approximately $15 million to certain pension plans to reduce their underfunded status to approximately $22 million. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Pensions". Some of these uses of proceeds will require the consent of the Company's lender under the senior credit facility, which consent is anticipated prior to the date of the Offering. Any remaining funds will be used for general corporate purposes, which may include one or more strategic business acquisitions. See "Business-- Business Strategy". The Company currently has no plans or agreements with respect to specific acquisitions. The Company will not receive any proceeds from the sale of shares by the Selling Shareholders. See "Principal and Selling Shareholders".

                            MARKET FOR COMMON STOCK

  Prior to the Offering, limited trading of Common Stock has occurred in the over-the-counter market. The Common Stock has not previously been registered under either the Securities Act of 1933, as amended (the "Securities Act") or the Securities Exchange Act of 1934, as amended (the "Exchange Act"), nor is such stock listed on any exchange or on Nasdaq. The Company has been informed that three market-makers in the Common Stock regularly publish bid quotations.

  The following table sets forth, for the fiscal periods indicated, the high and low bid prices for the Common Stock in the over-the-counter market as reported on the OTC Electronic Bulletin Board. Such quotations reflect the 1 for 6 reverse split of the Common Stock and reflect inter-dealer bid prices, without retail mark-up, mark-down or commission, and do not necessarily represent actual transactions.

                                                                     BID PRICE
                                                                   -------------
                                                                    HIGH   LOW
                                                                   ------ ------
      1996
        First Quarter............................................. $ 4.50 $ 3.90
        Second Quarter............................................  11.40   3.90
        Third Quarter.............................................  11.40   8.70
        Fourth Quarter............................................  12.00   9.60
      1997
        First Quarter.............................................  12.60   9.90
        Second Quarter............................................  13.50   9.90
        Third Quarter.............................................  22.80  12.60
        Fourth Quarter............................................  19.80  17.10
      1998
        First Quarter.............................................  22.50  15.00

  On February 19, 1998, as reported on the OTC Electronic Bulletin Board, 200 shares of Common Stock were traded at a price of $20.00 per share. As of January 30, 1998, there were approximately 100 record holders of the Common Stock. The Company estimates that there are approximately 200 beneficial owners of the Company's Common Stock.

  The Common Stock has been approved for quotation on the Nasdaq National Market under the symbol "LDSH". There can be no assurance that an active market for the Common Stock will develop or, if developed, will continue. See "Risk Factors--Limited Prior Market for Common Stock; Possible Volatility of Common Stock Price and the Securities Markets" and "Underwriting".

                                   DILUTION

  At December 31, 1997, the Company had a net tangible book value of $12.9 million (assuming exercise of all warrants as described below) or $1.00 per share of Common Stock. Net tangible book value per share is determined by dividing the Company's tangible net book value (total tangible assets less total liabilities) by the total number of shares of Common Stock outstanding. After giving effect to the sale of the 2,336,000 shares offered by the Company hereby, at an assumed initial offering price of $16.50 per share (the midpoint of the range set forth on the cover page of the Prospectus), and deducting the underwriting discounts and commissions and estimated Offering expenses payable by the Company, the net tangible book value of the Company at December 31, 1997 would have been approximately $48.2 million, or $3.16 per share. This represents an immediate increase in net tangible book value of $2.16 per share to the existing shareholders and an immediate dilution in net tangible book value of $13.34 per share to new investors purchasing Common Stock in the Offering. The following table illustrates this dilution on a per share basis:

      Assumed initial public offering price per share...................  $16.50
        Net tangible book value per share, without giving effect
         to the Offering..........................................  $1.00
        Increase in net tangible book value per share attributable
         to new investors.........................................   2.16
                                                                    -----
      Net tangible book value per share after the Offering..............    3.16
                                                                          ------
      Dilution per share to new investors...............................  $13.34
                                                                          ======

  The following table sets forth the number of shares of Common Stock purchased from the Company, the total consideration paid and the average price per share paid by the Company's existing shareholders and to be paid by new investors in the Offering (assuming an initial public offering price of $16.50 per share, the midpoint of the range set forth on the cover page of this Prospectus) and before deduction of estimated underwriting discounts and commissions:

                                SHARES OF
                               COMMON STOCK
                                PURCHASED      TOTAL CONSIDERATION     AVERAGE
                            ------------------ ----------------------   PRICE
                              NUMBER   PERCENT   AMOUNT       PERCENT PER SHARE
                            ---------- ------- -----------    ------- ---------
   Existing
    shareholders(1)........ 12,924,405  84.7%  $45,326,000(2)  54.0%   $ 3.51
   New investors(1)........  2,336,000  15.3%   38,544,000     46.0%    16.50
                            ---------- ------  -----------    ------
     Total................. 15,260,405 100.0%  $83,870,000    100.0%
                            ========== ======  ===========    ======

--------

(1) Sales by the Selling Shareholders in the Offering will reduce the number of shares held by existing shareholders to 8,874,946 or approximately 58.2% of the total number of shares of Common Stock outstanding after the Offering, and will increase the number of shares held by new investors to 6,385,459 or approximately 41.8% of the total number of shares of Common Stock outstanding after the Offering.
(2) Amount represents the fair value of the Company's net assets as of the financial reorganization, plus all consideration received for subsequent stock issuance.

  The foregoing tables assume exercise of all 7,588,614 outstanding warrants to purchase Common Stock at an exercise price of $1.20 per share, but no exercise of outstanding options and no exercise of any options that may be granted under the Incentive Plan. See "Management--Executive Compensation-- Incentive Stock Option Plan". At December 31, 1997, there were outstanding options to purchase 818,688 shares of Common Stock at a weighted average exercise price of $12.06 per share. Based on the pro forma net tangible book value of $3.16 per share after the Offering and the assumed initial public offering price of $16.50 per share, dilution to new investors would be $12.89 per share if all of the outstanding options were exercised.

                                 CAPITALIZATION

  The following table sets forth the consolidated capitalization of the Company as of December 31, 1997, and as adjusted to reflect the sale of 2,336,000 shares of Common Stock offered by the Company hereby (at an assumed initial public offering price of $16.50 per share, the mid-point of the range set forth on the cover page of this Prospectus) and the application of the proceeds therefrom and from the exercise of warrants which will be exercised in connection with the Offering, net of estimated underwriting discounts and expenses of the Offering. See "Use of Proceeds". This table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's Financial Statements and the Notes thereto, included elsewhere in this Prospectus.

                                                         AS OF DECEMBER 31,
                                                                1997
                                                         --------------------
                                                                      AS
                                                         ACTUAL   ADJUSTED(1)
                                                         -------  -----------
                                                             (DOLLARS IN
                                                             THOUSANDS)
      Credit Agreement, including current portion....... $27,391    $15,257(2)
      Notes payable, including current portion..........   1,000      1,000
      Subordinated debt.................................  11,325        --
      Stockholders' equity:
        Common Stock, $0.01 par value, 100,000,000
         shares authorized, 5,315,473 actual shares
         issued and outstanding, and 10,287,054 shares
         issued and outstanding, as adjusted(3).........      53        103
        Additional paid in capital......................  37,798     76,207
        Accumulated deficit............................. (32,834)   (32,834)
                                                         -------    -------
          Total stockholders' equity....................   5,017     43,476
                                                         -------    -------
          Total capitalization.......................... $44,733    $59,733
                                                         =======    =======

--------
(1) Does not reflect the contribution of approximately $15 million of net proceeds to certain pension plans to reduce their underfunded status. See "Use of Proceeds".

(2) The Company may borrow approximately another $35 million under this facility.

(3) Does not include 7,608,932 shares (actual) and 4,973,351 shares (as adjusted) reserved against the exercise of warrants.

                PRO FORMA CONSOLIDATED STATEMENT OF INCOME

  The following Unaudited Pro Forma Consolidated Statement of Income for the year ended December 31, 1997 has been prepared to reflect the following transactions as if such transactions occurred on January 1, 1997: (i) the June 16, 1997 acquisition of Stowe, and (ii) the Offering and the application of the estimated net proceeds to the Company from the Offering to repay certain indebtedness and fund certain pension obligations. The pro forma information set forth below is unaudited and not necessarily indicative of the results that would actually have occurred if the transactions had been consummated as of such dates or results that may be attained in the future. The pro forma adjustments, as described in the Notes to the Unaudited Pro Forma Consolidated Statement of Income, are based upon available information and upon certain assumptions that the Company believes are reasonable. The Unaudited Pro Forma Consolidated Statement of Income should be read in conjunction with "Selected Financial Data", "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's Consolidated Financial Statements and related notes included elsewhere herein.

                                      YEAR ENDED DECEMBER 31, 1997
                             -------------------------------------------------
                                            STOWE       OFFERING
                             HISTORICAL ADJUSTMENTS(1) ADJUSTMENTS   PRO FORMA
                             ---------- -------------- -----------   ---------
                                  (IN THOUSANDS, EXCEPT PER SHARE DATA)
Net sales...................  $209,816      $3,703       $  --       $213,519
Cost of sales...............   178,051       3,037       (1,041)(2)   180,047
                              --------      ------       ------      --------
Gross profit................    31,765         666        1,041        33,472
Selling, general &
 administrative expenses....     7,378         279          --          7,657
                              --------      ------       ------      --------
Income from operations......    24,387         387        1,041        25,815
Interest expense............     3,334         590       (1,625)(3)     2,299
Other (income), net.........       549         --           --            549
                              --------      ------       ------      --------
Income (loss) from
 continuing operations
 before income taxes........    20,504        (203)       2,666        22,967
Provision (credit) for
 income taxes...............     1,602         (15)       1,066 (4)     2,653
                              --------      ------       ------      --------
Net income (loss) from
 continuing operations......  $ 18,902      $ (188)      $1,600      $ 20,314
                              ========      ======       ======      ========
Net income per share from
 continuing operations......  $   1.52                               $   1.16
Weighted average shares
 outstanding................    12,470                                 17,442(5)

--------

(1) Reflects the historical results of operations of Stowe, adjusted for the period from January 1997 through the acquisition date as follows: (i) additional depreciation expense of $119, (ii) additional interest expense of $386 and (iii) amortization of goodwill of $21.

  In connection with the acquisition of Stowe, the Company incurred approximately $5,200 of additional related indebtedness. The adjustment for additional interest expense assumes the indebtedness was incurred on January 1, 1997 at an approximate rate of 8%.

(2) Reflects the reduction of pension expense due to the additional funding of $15,000 to be contributed from the proceeds of the Offering, using an actuarial assumption for return on assets of 9.25% and assuming the contribution is made on January 1, 1997.

(3) Reflects the reduction of interest expense based on the repayment of the Subordinated Notes and a portion of the indebtedness under the Credit Agreement from the proceeds of the Offering.

(4) Reflects the pro forma tax effects of all adjustments using the Company's statutory federal and state tax rate for the applicable period. See Note 7 to the Company's Financial Statements for a reconciliation from the statutory tax rate to the effective tax rate.

(5) Reflects the historical weighted average shares outstanding, adjusted for the 2,336 shares offered hereby and the 2,636 warrants that will be exercised in connection with the Offering.

                            SELECTED FINANCIAL DATA

  The following table sets forth certain historical financial data for fiscal years (or periods) 1993 through 1997. The historical financial data for the years ended December 31, 1995, 1996 and 1997 were derived from the audited financial statements included elsewhere herein. The historical financial data for the periods ended April 30 and December 31, 1993 and December 31, 1994 were derived from the audited financial statements of the Company not included herein. The Company's Industrial Products Division, which was sold during 1997, has been treated as a discontinued operation and its results of operations are excluded from the table.

  The historical financial data are not necessarily indicative of the results of operations for any future period. See "Management's Discussion and Analysis of Financial Condition and Results of Operations".

                                PERIODS FROM             YEARS ENDED DECEMBER 31,
                          ------------------------- --------------------------------------
                           JANUARY 1     MAY 1 TO
                          TO APRIL 30, DECEMBER 31,
                           1993(1)(2)    1993(1)      1994      1995      1996      1997
                          ------------ ------------ --------  --------  --------  --------
                                          (DOLLARS IN THOUSANDS, EXCEPT EARNINGS PER
                                                            SHARE)
RESULTS OF OPERATIONS:
Net sales...............    $ 54,261     $ 86,628   $121,803  $115,738  $162,002  $209,816
Cost of sales...........      57,145       88,843    130,537   128,351   149,637   178,051
                            --------     --------   --------  --------  --------  --------
 Gross profit (loss)....      (2,884)      (2,215)    (8,734)  (12,613)   12,365    31,765
Selling, general &
 administrative
 expenses...............       2,644        5,212      5,966     6,139     6,556     7,378
Restructuring charges...       2,115          --         --        --        --        --
                            --------     --------   --------  --------  --------  --------
 Income (loss) from
  operations............      (7,643)      (7,427)   (14,700)  (18,752)    5,809    24,387
 Interest expense.......       3,314        1,528      2,466     3,339     3,703     3,334
 Other income (expense),
  net...................         (32)          (4)       138       (55)       29      (549)
                            --------     --------   --------  --------  --------  --------
 Income (loss) from
  operations before
  provision for income
  taxes & cumulative
  items.................     (10,989)      (8,959)   (17,028)  (22,146)    2,135    20,504
 Reorganization credit..      15,703          --         --        --        --        --
 Provision for income
  taxes.................         --           --         --        --        --      1,602
                            --------     --------   --------  --------  --------  --------
Net income (loss) from
 continuing operations..    $  4,714     $ (8,959)  $(17,028) $(22,146) $  2,135  $ 18,902
                            ========     ========   ========  ========  ========  ========
Diluted earnings per
 share from continuing
 operations(3)..........                            $  (3.39) $  (4.40) $   0.20  $   1.52
OTHER DATA:
EBITDA(4)...............                            $ (5,837) $ (9,899) $ 14,974  $ 33,635
Capital expenditures....    $    965     $  3,181      2,549     2,865     4,997     9,217
Depreciation expense....       3,579        5,689      8,725     8,908     9,136     9,773
Cash used for operating
 activities.............                              (1,644)  (10,749)   (2,374)   (2,135)
Cash provided by (used
 for) investing
 activities.............                                (672)   (1,847)   (4,927)   16,088
Cash provided by (used
 in) financing
 activities.............                               2,601    12,295     7,066   (13,489)
BALANCE SHEET (END OF
 PERIOD)
Total assets............    $208,815     $182,235   $164,347  $164,696  $170,270  $165,461
Total debt..............      39,200       29,108     31,665    43,932    51,848    39,716
Stockholders' equity
 (deficit)..............      35,180       27,904     11,141    (9,751)  (16,287)    5,017
BACKLOG(5)..............    $236,901     $109,935   $100,648  $150,493  $233,730  $278,171

--------
(1) As a result of the Company's emergence from Chapter 11 bankruptcy proceedings, the Company adopted "fresh start" accounting on April 30, 1993. As a result of the application of "fresh start" accounting, the financial condition and results of operations of the Company for the dates and periods subsequent to April 30, 1993 are not comparable to those prior to May 1, 1993.
(2) The results of operations for the period from January 1 to April 30, 1993 do not include a $95,518 extraordinary gain on the forgiveness of indebtedness and related interest thereon.

(3) Calculated in accordance with Note 14 to Financial Statements. The earnings per share would not be meaningful for the periods ended April 30, 1993 and December 31, 1993 due to changes in the Company's capital structure following the restructuring and change of ownership.

(4) EBITDA from continuing operations for any relevant period presented above represents net income (loss) from continuing operations, plus income taxes and interest expense, plus depreciation and amortization of goodwill and other intangibles. EBITDA may not be comparable to similarly titled measures reported by other companies. While EBITDA should not be construed as a substitute for operating income or a better indicator of liquidity than cash flow from operating activities, which are determined in accordance with generally accepted accounting principles, it is included herein to provide additional information with respect to the ability of the Company to meet its future debt service, capital expenditure and working capital requirements. EBITDA is not necessarily a measure of the Company's ability to fund its cash needs. EBITDA is not presented for partial periods. See the Company's Financial Statements and the related notes thereto appearing elsewhere herein.
(5) Backlog represents unfilled purchase orders received by the Company as of the end of each period.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

  Substantially all of the Company's revenue is generated from the jet engine, aerospace and general industrial markets. Approximately 59%, 67% and 78% of the Company's revenues during 1995, 1996 and 1997, respectively, were derived from the jet engine industry, an industry that is cyclical in nature and subject to changes based on general economic conditions, airline profitability and government spending. During the period from 1992 through 1994, the Company experienced a significant deterioration in its core forging business. The economic recession combined with an unprecedented decline in air traffic in 1992 led to a prolonged downturn in the jet engine and aerospace markets which adversely impacted the Company's performance. Additionally, a reduction by the U.S. government in military spending and reductions in the NASA budget compounded the effects of the downturn in the jet engine and aerospace markets.

  Beginning in 1995, the Company implemented a program to reduce overhead costs, improve worker productivity, shorten production cycle times and rationalize product mix. This program has resulted in improved operating margins and a lower break-even point. Over the same time period, the market for forged components strengthened due primarily to increased demand from the commercial airline industry. This resurgence in demand, which the Company believes is attributable to a number of factors affecting airlines in the U.S. and throughout the world, has resulted in strong revenue growth for the Company. The Company recorded net sales of $162 million and net income of $2.1 million from continuing operations in 1996, and net sales of $210 million and net income of $18.9 million from continuing operations in 1997.

  The Company's sales are not subject to significant seasonal fluctuations. However, production and resulting sales are subject to the number of "working days" in any given period, with the fourth quarter containing more holidays than each of the first three quarters of the year. Therefore, results for various periods may vary materially due to the number of working days available in any period, with the fourth quarter results typically lower than the first three periods in any given year.

RECENT EVENTS

  In June 1997, the Company acquired the assets and assumed certain of the liabilities of Stowe. The acquisition price for Stowe was approximately $9.5 million. Located in Windsor, Connecticut, Stowe provides finish machining services for jet engine components. With a customer list which mirrors that of Ladish, Stowe provides Ladish with the ability to integrate vertically and offer further value-added services to its core markets. See Note 15 to Financial Statements.

  On May 30, 1997, the Company sold substantially all of the assets, and transferred a portion of the liabilities, of its Industrial Products Division ("IPD") to a subsidiary of Trinity Industries, Inc. As a part of the consideration for the transaction, the Company received approximately $36.5 million in cash proceeds (of which $3.6 million is currently in escrow pending resolution of post-closing issues). The Company elected to dispose of IPD in order to better focus on its core forging business for the jet engine, commercial and general industrial markets. IPD had been primarily focused on the production of commodity fitting and flange products. The proceeds from the sale were used to repay approximately $12 million of outstanding senior debt, fund working capital requirements and finance $8.5 million of the Stowe acquisition, and a portion has been applied to reduce the level of the Company's unfunded pension liability. IPD has been treated as a discontinued operation and its results of operations are excluded from those of the continuing operations in the accompanying financial statements. See Note 13 to Financial Statements.

RESULTS OF OPERATIONS

  The following table sets forth for the periods indicated certain income statement data from continuing operations of the Company expressed as a percentage of net sales.

                                                            DECEMBER 31,
                                                          --------------------
                                                          1995    1996   1997
                                                          -----   -----  -----
      Net sales.......................................... 100.0%  100.0% 100.0%
      Cost of sales...................................... 110.9    92.4   84.9
                                                          -----   -----  -----
      Gross profit (loss)................................ (10.9)    7.6   15.1
      Selling, general & administrative expenses.........   5.3     4.0    3.5
                                                          -----   -----  -----
      Income (loss) from operations...................... (16.2)    3.6   11.6
      Interest expense and other ........................   2.9     2.3    1.8
                                                          -----   -----  -----
      Income (loss) from continuing operations before
       provision for income taxes........................ (19.1)    1.3    9.8
      Provision for income taxes.........................   0.0     0.0    0.8
                                                          -----   -----  -----
      Net income (loss) from continuing operations....... (19.1)%   1.3%   9.0%
                                                          =====   =====  =====

 Year Ended December 31, 1997 Compared to Year Ended December 31, 1996

  Net sales for the year ended December 31, 1997 were $209.8 million compared to $162 million for 1996, an increase of 30%. The increase in sales in 1997 was largely the result of a continued resurgence in the jet engine market with steady volume in the aerospace and general industrial markets. Ladish also benefitted in 1997 as a result of increased sales and improved pricing due to significant improvement in on-time deliveries and manufacturing productivity. Gross profit increased by 157% in 1997 due to improved operating efficiencies, greater absorption of fixed costs by higher sales volumes and improved pricing in the commercial aerospace industry.

  Selling, general and administrative expenses, as a percentage of sales, were 3.5% for 1997 compared to 4.0% for 1996. This reduced percentage, which resulted primarily from the increase in sales, occurred even though foreign sales, which involve greater commission expense than domestic sales, increased from 40% of net sales in 1996 to 42% in 1997.

  Interest expense for 1997 was $3.3 million compared to $3.7 million for 1996, a decrease of 11%. The decrease in interest expense was attributable to lower loan balances of senior debt along with reduced interest rates. Approximately $1.2 million of the interest expense in 1997 and $1.0 million in 1996 was attributable to non-cash payment-in-kind ("PIK") payments on certain Subordinated Notes issued in late 1995 and early 1996. See "--Liquidity and Capital Resources". As of December 31, 1997, the Company's senior debt had an effective interest rate equal to the commercial paper rate plus 2.0% per annum (reduced from 2.5% as of December 31, 1996). Effective interest rates averaged 8.3% during 1997 compared to 9.9% during 1996.

  The Company's income before taxes increased from $2.1 million in 1996 to $20.5 million in 1997, due principally to the substantial increase in net sales.

  The $1.6 million provision for taxes for 1997 represented a non-cash accounting charge. The reversal of valuation allowances relating to pre-restructuring NOLs requires the Company to record a tax provision and to reflect the offset as an addition to paid-in capital, rather than as an offset to the provision for income taxes. The Company intends to continue to use its NOLs in the future to reduce actual payment of federal income taxes. The future use of the NOLs is subject to certain statutory restrictions. See "-- Liquidity and Capital Resources--Net Operating Loss Carryforwards".

  Contract backlog at December 31, 1997 was $278 million, compared to $234 million at December 31, 1996, an increase of 19%, due primarily to an increase in orders.

 Year Ended December 31, 1996 Compared to Year Ended December 31, 1995

  The year 1996 represented a turn-around year for the Company as net sales increased 40%, to $162 million from $115.7 million in 1995 and operating earnings returned to a positive position for the first time in five years.

The return to profitability was attributable to a significant increase in sales to the jet engine market, a better product mix and improved operating efficiencies throughout the Company. Gross profit increased by $25 million in 1996 over 1995 due to the increased volume of business in the jet engine market, internal improvements accelerating the movement of product and pricing increases associated with improved product mix and selection.

  In 1996, selling, general and administrative expenses dropped to 4.0% of sales from 5.3% in 1995. This reduction reflected improved cost controls within the Company and an increased level of sales.

  Interest expense for 1996 was $3.7 million compared to $3.3 million in 1995, due to higher levels of indebtedness resulting from increased demands for working capital in 1996. Approximately $1.0 million of the interest expense in 1996 was attributable to non-cash PIK payments on the Subordinated Notes. Effective interest rates averaged 9.9% during 1996 compared with 11.1% during 1995.

  The Company's income before taxes increased from a $22.1 million loss in 1995 to earnings of $2.1 million in 1996. This turnaround was attributable principally to the increase in net sales, allowing fuller absorption of the Company's fixed costs.

  Contract backlog at December 31, 1996 was $234 million, compared to $150 million at December 31, 1995, an increase of 56%, due primarily to an increase in orders.

LIQUIDITY AND CAPITAL RESOURCES

  In July 1995, the Company entered into a credit agreement (the "Credit Agreement") with General Electric Capital Corporation which expires on June 30, 2000. The Credit Agreement currently consists of two facilities: (i) a $45 million revolving line of credit (the "Revolving Credit Facility") and (ii) an $8 million term loan (the "Term Loan"). All of the Company's assets have been pledged to secure borrowings under the Credit Agreement. An affiliated party of the senior lender is also a significant customer of the Company.

  Borrowings under the Revolving Credit Facility bear interest at a rate equal to the commercial paper rate plus 2.0% per annum (reduced from 2.5% as of December 31, 1996). Availability under the Revolving Credit Facility is subject to a borrowing base limitation which is calculated based upon eligible accounts receivable and inventories reduced by the amount of any letters of credit. At December 31, 1997, approximately $23 million was available and undrawn under the Revolving Credit Facility.

  The Term Loan is payable in 16 consecutive quarterly installments which commenced on September 30, 1996. The first four quarterly installments were $375,000 each, the next eight installments are $500,000 each beginning September 30, 1997, and the last four installments are $625,000 each, with the first installment due on September 30, 1999 and the last installment due on June 30, 2000. Borrowings under the Term Loan bear interest at a rate equal to the commercial paper rate plus 2.0% per annum. The Company may, at any time, prepay the outstanding balance of the Term Loan, in whole or in part, subject to a prepayment fee of 1% of the outstanding balance (or in the case of a partial prepayment, of the amount prepaid) if the Term Loan is prepaid on or before July 1, 1999. The balance of the Term Loan as of December 31, 1997 was $5.5 million.

  The Credit Agreement contains certain covenants, including, but not limited to, restrictions on the incurrence of additional indebtedness and operations and capital expenditures. In addition, the Company is required to maintain an interest coverage ratio of 1.5 to 1 for 1997 and 2.0 to 1 thereafter and to maintain a fixed charge coverage ratio of 1.0 to 1. At December 31, 1997, the Company was in compliance with all covenants under the Credit Agreement and believes that it will remain in compliance with such covenants for the foreseeable future.

  Transaction fees incurred in connection with the Credit Agreement were approximately $1.1 million, $645,000 of which was refunded to the Company as a result of its offering of Subordinated Notes in December 1995 and February 1996. In addition, the Company is required to pay an unused facility fee of 0.25% per annum on the average daily unused balance.

  In December 1995, the Company issued a total of $4.0 million of its 12% senior subordinated secured notes due December 22, 2000 (the "Subordinated Notes") to ING and Grace. In February 1996, the Company completed a second offering of Subordinated Notes when it issued an additional $5.3 million of Subordinated Notes to ING, Grace and certain other stockholders. The Subordinated Notes bear interest at a rate of 12% per annum, are due in December 2000 and include detachable ten-year warrants to purchase an aggregate of 7,775,722 shares of Common Stock at an exercise price of $1.20 per share. Interest on the Subordinated Notes is payable quarterly in the form of additional Subordinated Notes. The Subordinated Notes are secured by a second security interest in substantially all of the Company's assets, and are subordinated to indebtedness under the Credit Agreement. The Subordinated Notes include a number of affirmative and negative covenants, including, but not limited to, restrictions on the incurrence of indebtedness junior to obligations under the Credit Agreement and senior to the Subordinated Notes. Upon a change in control of the Company, the Company is required to redeem the outstanding Subordinated Notes at a price equal to the outstanding principal amount plus accrued and unpaid interest. At December 31, 1997 the Company was in compliance with all covenants under the Subordinated Notes. Proceeds from the sale of the Subordinated Notes were used to fund working capital requirements associated with an increase in customer orders. See Note 3 to Financial Statements.

  During 1997, cash used for operations decreased from $2.4 million to $2.1 million. The decrease was due primarily to the significant improvement in net income, offset by increases in accounts receivable and inventories and decreases in accounts payable and accrued liabilities. The Company also received $32.9 million upon the sale of IPD. The proceeds were used primarily to repay senior debt and reduce pension liabilities.

  Due to the significant increase in the Company's shipments and backlog, accounts receivable increased to $27.6 million at December 31, 1997 from $21.8 million at December 31, 1996. During 1997, the Company's inventories increased from $36.0 million to $48.8 million. Ladish funded this growth in working capital through internally generated cash and a portion of the proceeds from the sale of IPD.

  Capital expenditures for 1997 were $9.2 million versus $5.0 million for 1996. For 1998, Ladish anticipates increasing its capital investment level to approximately $12.0 million. In addition, a portion of the proceeds of the Offering may be used to improve and expand the Company's operations. See "Use of Proceeds".

 Net Operating Loss Carryforwards

  At December 31, 1997, the Company had approximately $57.0 million of net operating loss carryforwards ("NOLs") for federal income tax purposes, of which approximately $21.4 million are restricted due to the 1993 change of ownership of the Company. To the extent that the Company generates taxable income, these NOLs will reduce the federal income taxes of the Company in future years, and therefore increase its after-tax cash flow. Under Section 382 of the Code, certain restrictions on the utilization of NOLs or credit carryforwards will apply in the event of an ownership change of a corporation entitled to use such carryforwards. Such an ownership change occurs when there is a change in the ownership of the stock of such corporation of more than 50 percentage points over a period of not more than three years. Those restrictions, if applicable, would permit the utilization of only a specified portion of the NOLs in any taxable year following the ownership change.

  It is likely that the sale of Common Stock pursuant to the Offering, combined with sales of Common Stock by the Company's shareholders during the past two years, will cause an ownership change of the Company (within the meaning of Section 382 of the Code). If such an ownership change occurs, the ability of the Company to fully utilize the NOLs could be adversely affected, depending on factors such as the time at which the ownership change occurs, the equity value of the Company at the time of such ownership change, prevailing interest rates at the time of such change, the ability of the Company to generate income to utilize the NOLs both before and after the ownership change and the realization of any built-in gains. Based on the limitations noted above, and the Company's recent history of losses, the Company has recorded a valuation allowance against the entire amount of these NOLs. Assuming that this ownership change occurs, based on the Company's estimate of its fair market value, an additional restriction of approximately $8 million on the utilization of the Company's NOLs would be created after the date of such change in ownership. The Company will continue to evaluate the ultimate realizability of the NOLs in the future. See Note 7 to Financial Statements.

 Pensions

  On June 17, 1996, the Company and the Pension Benefit Guarantee Corporation (the "PBGC") entered into a Payment and Security Agreement (the "PBGC Agreement") whereby the Company was able to defer the immediate payment of the minimum funding for plan year 1995 for certain of the Company's defined benefit pension plans. The PBGC Agreement also granted a third lien to the PBGC on certain of the Company's physical assets in Wisconsin.

  The Company and the PBGC entered into an Amended Payment and Security Agreement on October 14, 1997 (the "Amended PBGC Agreement"). Pursuant to the Amended PBGC Agreement, the Company agreed to increase the funding of six underfunded pension plans by an aggregate of approximately $18 million. Of this amount, the Company has discharged $14 million through cash contributions, and intends to discharge approximately another $4 million through the merger of certain overfunded plans into the underfunded plans. The PBGC has agreed that the above increases in the funding levels for those plans satisfy the Company's funding obligation for plan years 1995-1997 and satisfy the Company's obligation under the PBGC Agreement which in turn obligate the PBGC to release its third lien on the Company's physical assets in Wisconsin.

  In addition to the amounts specified above and the $15 million of proceeds from the Offering which the Company intends to contribute to the underfunded plans, the Company intends to make cash contributions into the pension trust for the underfunded plans of approximately $7.4 million in 1998 and $7.8 million in 1999.

 Impact of Inflation

  The Company's operating income is affected by changes in price levels and in particular pricing from its raw material suppliers. The Company's contracts with customers generally provide for fixed prices with limited protection against cost increases. Gross margins, therefore, are affected by supplier price changes during the duration of its customer contracts. The Company attempts to minimize its risk by entering into fixed price contracts with its raw material suppliers.

                                   BUSINESS

GENERAL

  Ladish Co., Inc. ("Ladish" or the "Company") is a leading producer of highly engineered, technically advanced components for the jet engine, aerospace and general industrial markets.

  Ladish engineers, produces and markets high-strength, high-technology forged and formed metal components for a wide variety of load-bearing and fatigue-resisting applications in the jet engine, aerospace and industrial markets. The Company has been engaged in producing parts for aircraft engines and other military, aerospace and general industrial applications for over 50 years. Products developed by Ladish include (i) rotating jet engine parts, such as fan, compressor and turbine discs, and jet engine casings, (ii) other aerospace products, including structural aircraft components, landing gear components, flap tracks, helicopter rotor parts and shafts and large missile components and (iii) general industrial forgings such as large crankshafts for power generation equipment. These products require a high degree of engineering skill and technical expertise and are generally manufactured from titanium, high-temperature alloys, steel or aluminum. Components for such rigorous applications often necessitate manufacture through forging, which yields a seamless product with a high strength-to-weight ratio relative to castings. Principal customers include all of the major jet engine manufacturers, as well as both commercial and government aircraft and satellite manufacturers, power plants and manufacturers of farm and heavy-duty off-road equipment. Approximately 89% of the Company's 1997 sales were to the aerospace industry.

HISTORY

  The Ladish forge shop was founded in 1905. For the next 75 years, Ladish Co. continued to grow its operations under the control of the Ladish family. During this period, Ladish Co. supplied forged products to virtually every industry, including the aerospace industry beginning in the 1930s, and became a leader within the commercial and military aerospace industry for forged products and material application.

  Beginning in 1981, Ladish Co. experienced a series of ownership changes. The Company was incorporated as the successor to Ladish Co. in connection with one of these transactions. From 1991 until the middle of 1995, the aerospace industry experienced a severe cyclical downturn. This decline resulted from a combination of reduced demand from the commercial airline industry, which was suffering from weak passenger revenues and overcapacity, and reduced military budgets as a result of the end of the Cold War. At the same time, the Company faced substantial debt service on $110 million of subordinated debentures publicly issued in connection with a 1987 leveraged buyout. In 1992, when the number of owners of subordinated debentures fell below fifty, the Company terminated its reporting obligations under the Exchange Act. In February 1993, after missing two interest payments on the subordinated debentures, the Company filed a voluntary petition for reorganization under Chapter 11 of the U.S. Bankruptcy Code. Under this "pre-packaged" plan, each $1,000 principal amount of subordinated debentures was converted into approximately 43 shares of Common Stock; no other class of creditor was affected. The plan was confirmed and the Company emerged from reorganization in April 1993.

  Since late 1995, demand for forged components has strengthened, primarily due to increased demand from the commercial aerospace industry. The Company believes the principal reasons for the recent improvement in new aircraft orders include increased demand for air travel in Asia, the recent improved profitability of U.S. commercial airlines, and U.S. Environmental Protection Agency rules requiring airlines to reduce noise, which, in turn, have prompted airlines to modernize their fleets. Accordingly, airlines have been retrofitting existing aircraft or purchasing new jet engines.

  In addition to the favorable trends in commercial aviation discussed above, world airframe manufacturers are seeking to improve the affordability and efficiency of their products by reducing the number of engines on airplanes. Newer engines, therefore, must be bigger and run faster and at higher temperatures, which in turn has increased demand for components that are structurally larger and more metallurgically complex. The Company believes that it is well positioned to capitalize on the current upturn in the commercial aerospace industry in wide-body aircraft as well as regional and business jets. The Company believes that the combination of its unique equipment, metallurgical expertise and leading-edge computer process modeling of forging, heat treating and machining operations, together with its industry-recognized core competencies in large and complex forgings, will enable the Company to compete effectively for this demand.

BUSINESS STRATEGY

  The Company's goal is to generate profitable growth and to enhance shareholder value by capitalizing on Ladish's reputation for quality and value and its unique manufacturing equipment. To accomplish this goal, management intends to continue pursuing the following business strategies:

 Maximize Benefits from Industry Upturn

  Ladish intends to capitalize on the current upturn in the aerospace industry by continuing to manufacture components that meet the demand by airframe manufacturers for stronger, larger and more metallurgically complex parts. The Company believes that it is well positioned to benefit from the reduction in excess capacity in the U.S. airline industry, the other trends in the commercial aerospace industry and the corresponding increase in demand for new aircraft and parts.

 Make Strategic Acquisitions

  As a part of the global consolidation of the aerospace industry, management believes there are numerous opportunities to grow and enhance the Company through strategic acquisitions. As an example of these opportunities, in June 1997, Ladish acquired substantially all of the assets and assumed a portion of the liabilities of Stowe. Located in Windsor, Connecticut, Stowe provides finish machining services and products to the jet engine industry. Operating Stowe will further Ladish's efforts to capitalize on the upturn in the jet engine industry through the value-added services provided by Stowe to the Company's existing customer base and the vertical integration opportunities offered through Stowe. With a customer list which mirrors that of Ladish, Stowe provides Ladish with the ability to integrate vertically and offer further value-added services to its core markets.

 Leverage Core Competencies into New Products and Markets

  The Company's growth strategy also includes continuing to identify new products and markets where it can become a leading supplier by using its core competencies in metallurgy, precision metal-working and the management of complex manufacturing processes. The Company has expanded its processing technology to alloys such as aluminum-lithium in order to compete for both solid and liquid fuel motor cases for future generations of launch vehicles such as the Expendable Extended Launch Vehicle ("EELV"). In addition, the Company's ability to shear-form various alloys has enabled it to develop technically advanced domes, rings and cylinders for launch vehicles and seamless titanium drums used to manufacture copper foil for use by the telecommunications industry. Ladish's metallurgical expertise, combined with the world's largest counterblow hammer, has enabled it to become the leading supplier of titanium hemispheres in the commercial satellite industry and large steel crankshafts in the power generation industry.

  Additionally, the Company believes that its manufacturing, engineering and technical expertise gives it the ability to develop and process next generation jet engine components for increased performance of high-temperature materials as well as to develop products for non-aerospace applications such as farm and heavy-duty off-road machinery. For example, the Company is currently producing the largest known crankshaft in a closed-die for use in the international power generation market.

 Enhance Market Access Through Customer Cooperation and Strategic Alliances

  Ladish intends to continue its long-standing practice of working closely with its customers and strategic participants in the forging industry. The Company works closely with customers by using its manufacturing and technical expertise to engineer, tool and manufacture new products according to customer specification. In exchange, the Company is often designated as the sole-source supplier by its customers for the life of the program. In addition, Ladish's well-respected research and development effort has enabled the Company to establish and maintain strong relationships with GE, Rolls-Royce PLC ("Rolls-Royce"), Pratt & Whitney, Lockheed Martin Corp. and the United States Air Force on a number of development projects, many of which are customer funded. Management believes that these projects position the Company to win early production contracts on new equipment.

  In addition to working closely with customers, Ladish intends to develop strategic alliances with other participants in the forging industry to take advantage of synergy opportunities. In September 1995, the Company entered into a joint venture with Weber Metals, Inc. ("Weber"), a subsidiary of German conglomerate Otto Fuchs Metallwerke KG, whereby the Company combines its engineering and metallurgical expertise with the capabilities of Weber's 38,000 ton hydraulic press. The product which results from the combination of the Company's technology with Weber's press frees up Company capacity, reduces manufacturing costs and gives the Company significantly improved access to high-temperature niches of the jet engine market. Under the terms of the Weber agreement, Ladish purchases forging time from Weber at a fixed rate. The resultant products are sold by Ladish, and the profits are divided between the parties according to a formula agreed between the parties on a product-by-product basis. The agreement has a term of ten years and is not terminable by either party during the first five years; after five years either party may give the other 365 days notice of its intent to terminate. No other such alliances have yet been formed.

 Improve Profitability Through Operating Efficiencies and Lower Costs

  Since mid-1995, the Company has significantly reduced overhead costs, improved worker productivity, shortened production cycle times and rationalized its product mix in order to improve operating margins and lower its break-even point. During this time, management has invested in new technologies, developed more efficient manufacturing processes and focused on selling higher value-added products. By reducing lot sizes, set-up times and process times throughout its facility, the Company has reduced its average cycle time by approximately 75% from 1994 to 1997. In addition, pieces per man-hour increased 16% from 1995 through 1997. Sales per employee have increased 22% from 1996 to 1997. As a result of the implementation of process improvement techniques coupled with applied synchronous manufacturing concepts, the Company has reduced its costs and improved product quality as measured by the reduction of rework and scrap. In addition, the Company is currently computerizing the operation of its hammers, which the Company believes will lead to additional operational efficiency and further improve the quality of its forgings. Ladish is also implementing cellular manufacturing techniques in an effort to further decrease production times and reduce costs.

 Focus on Core Business

  In the fourth quarter of 1996, the Company decided to focus its efforts on its core forging business and the markets it serves. Consequently, Ladish determined that IPD, with its commodity fitting and valve business, was not strategic to the future direction of the Company. In May 1997, the Company sold substantially all of the assets of IPD to a subsidiary of Trinity Industries, Inc. for cash consideration of $36.5 million and the assumption of certain liabilities. Ladish utilized the proceeds from the sale of IPD to reduce debt, fund the Stowe acquisition and fund a significant portion of its underfunded pension liability. The sale has also allowed management to focus its time and energy on the growth of the core business and to identify strategic acquisition opportunities such as Stowe.

PRODUCTS AND MARKETS

  The Company markets its forging products primarily to manufacturers of jet engines, commercial business and defense aircraft, helicopters, satellites, heavy-duty off-road vehicles and industrial and marine turbines. The principal forging markets served by the Company are jet engine, commercial aerospace (defined by Ladish as satellite, rocket and aircraft components other than jet engines) and general industrial forgings. The amount of revenue and the revenue as a percentage of total revenue by market were as follows for the periods indicated:

                                                    YEARS ENDED DECEMBER 31,
                                                   ----------------------------
                                                     1995      1996      1997
                                                   --------  --------  --------
                                                     (DOLLARS IN MILLIONS)
      Jet Engine Forgings......................... $ 69  59% $108  67% $164  78%
      Aerospace Forgings..........................   24  21    31  19    24  12
      General Industrial Forgings.................   23  20    23  14    22  10
                                                   ---- ---  ---- ---  ---- ---
        Total..................................... $116 100% $162 100% $210 100%
                                                   ==== ===  ==== ===  ==== ===

 Jet Engine Forgings

  The Company is a market leader in manufacturing large, complex forged components for use in jet engines. Products include fan, compressor and turbine discs, shafts for large and small jet engines, and containment cases for larger jet engines. The Company manufactures a variety of jet engine forgings for virtually every active commercial and military jet engine program in existence today, including those of GE, Rolls-Royce, Pratt & Whitney and Allison.

  Because jet engines may produce in excess of 100,000 pounds of thrust and may subject components to temperatures exceeding 1,350 degrees Fahrenheit, producing components for such extreme conditions requires precision manufacturing and expertise with titanium, nickel-based superalloys and powder metallurgy alloys. In addition, rotating parts such as fan, compressor and turbine discs and shafts must be manufactured to precise quality specifications. These products all require forging, which imparts structural integrity into key engine parts and allows them to withstand high temperatures and stress. Further, newer jet engines are bigger, run hotter and spin faster. As this market shift continues, the demand for even larger forged components utilizing materials that must withstand ever-greater stress at higher operating temperatures is expected to grow. The Company believes it possesses the industry's largest isothermal press, shear forming machine, ring rolling machine and counterblow hammer. The Company believes combining these unique pieces of equipment with years of material process technology expertise and computer process modeling of the forging, heat treating, and machining operations positions the Company to compete effectively for parts for these newer engines. Furthermore, the Company's joint venture with Weber allows the Company to free up Company capacity and reduce manufacturing costs, while providing the Company access to a technically demanding niche of the jet engine market.

 Aerospace Forgings

  The Company manufactures products utilized in commercial and military aircraft (including both airplanes and helicopters), such as landing gear components, rotors, hubs, shafts and wing structurals and beams. Critical structural components must be strong, yet lightweight. Many of these forgings, therefore, are made from titanium and high-alloy steels. The Company believes that given its expertise in material process technology and its unique equipment, Ladish is well positioned to meet the increasing demand by air carriers and corporate users for new aircraft and the U.S. military's demand for helicopter spare parts. For example, as a result of the Company's strong relationship with Sikorsky, the Company is manufacturing all of the large titanium power transmission components for Sikorsky's next generation helicopter.

  The Company also manufactures components for solid and liquid motors for launch vehicles, as well as forgings for satellite fuel tanks. The Company has produced the cylinders, skirts and domes for the solid rocket motor cases for every Titan IV and Space Shuttle launch recorded to date. As programs such as the EELV have developed, the Company has expanded its processing technology to alloys other than steel, such as aluminum-lithium, in order to compete for both solid and liquid cylinders for future launch platforms. The Company also produces titanium hemisphere fuel tanks that are forged on its largest counterblow hammer. Satellite fuel systems use two of these hemispheres, welded together, for storing liquid propellant for the life of each satellite. The Company expects that the satellite launch industry will grow significantly, primarily to service the global needs of the telecommunications industry. Launch vehicles are evolving in an effort to service this demand.

 General Industrial Forgings

  The Company manufactures a number of key industrial components in which structural integrity, product strength and toughness drive the need for a forged product. These components include large crankshafts, axles, gears, reaction hubs, links and yokes for such customers as Caterpillar, Inc. ("Caterpillar") and Allison. As the components become larger and more complex, the Company can utilize its full range of equipment, knowledge and technical expertise to manufacture these products. Using the Company's expertise in forging engineering and its unique manufacturing equipment, the Company has recently expanded into manufacturing large crankshafts for land-based and marine power generation equipment. The Company believes this market will continue to grow based upon the need to develop the infrastructure of emerging nations.

MARKETING AND SALES

  The forging product sales force (consisting of 14 engineers), based in Cudahy, Wisconsin, is supported by the Company's metallurgical staff of 97 engineers and technicians. These technically trained sales engineers, organized along product line and customer groupings, work with customers on an ongoing basis to monitor competitive trends and technological innovations. Additionally, sales engineers consult with customers regarding potential projects and product development opportunities. During the past few years, the Company has refocused its marketing efforts on the jet engine components market and the commercial aerospace industry.

  The Company is actively involved with key customers in joint cooperative research and development, engineering, quality control, just-in-time inventory control and computerized process modeling programs. The Company has entered into strategic life-of-the-program contracts for a number of sole-sourced products with each of Allison, Sikorsky and Thyssen for major programs. The Company believes that these contracts are a reflection of the aerospace and industrial markets' recognition of the Company's manufacturing and technical expertise.

  The research and development of jet engine components is actively supported by the Company's Advanced Materials and Process Technology Group. The Company's long-standing commitment to research and development is evidenced by its industry-recognized materials and process advancements such as processing aluminum-lithium, Udimet 720 and titanium aluminides. The experienced staff and fully equipped research facilities support Ladish sales through customer-funded projects. Management believes that these research efforts position the Company to participate in future growth in demand for critical advanced jet engine components.

CUSTOMERS

  The Company's top three customers, Rolls-Royce, United Technologies and General Electric, accounted for approximately 48% of the Company's revenues in 1995, 54% of the Company's revenues in 1996 and 59% of the Company's revenues in 1997. No other customer accounted for ten percent or more of the Company's sales.

  Caterpillar, Volvo and Allison are also significant customers of the Company. Because of the relatively small number of customers for some of the Company's principal products, the Company's largest customers exercise significant influence over the Company's prices and other terms of trade. See "Risk Factors--Reliance on Major Customers".

  A substantial portion of the Company's revenues are derived from long-term, fixed price contracts with major engine and aircraft manufacturers. These contracts are typically "requirements" contracts under which the purchaser commits to purchase a given portion of its requirements of a particular component from the Company. Actual purchase quantities are typically not determined until shortly before the year in which products are to be delivered. The Company attempts to minimize its risk by entering into fixed-price contracts with its raw material suppliers. Additionally, a portion of the Company's revenue is directly or indirectly related to government spending, particularly military and space program spending. See "Risk Factors--Reductions in Government Spending".

BACKLOG

  The average amount of time necessary to manufacture the Company's products is five to six weeks from the receipt of raw material. The timing of the placement and filling of specific orders may significantly affect the Company's backlog figures, which are subject to cancellation for a variety of reasons. As a result, the Company's backlog may not be indicative of actual results or provide meaningful data for period-to-period comparisons. The following table provides certain information with respect to the Company's total firm backlog as of December 31, 1996 and 1997:

                                                              AS OF DECEMBER
                                                                    31,
                                                             ------------------
                                                               1996      1997
                                                             --------  --------
                                                                (DOLLARS IN
                                                                 MILLIONS)
      Jet Engine............................................ $166  71% $211  76%
      Aerospace.............................................   54  23    53  19
      General Industrial....................................   14   6    14   5
                                                             ---- ---  ---- ---
        Total............................................... $234 100% $278 100%
                                                             ==== ===  ==== ===

  At December 31, 1997, approximately $208 million of total firm backlog was scheduled to be shipped within one year and the remainder in subsequent years in comparison to December 31, 1996 backlog of approximately $189 million which was scheduled for shipment within one year. Sales during any period may include sales which were not part of the backlog at the end of the prior period. Due to the customer-specified nature of the Company's products, the Company does not accept product returns.

MANUFACTURING PROCESS

 Forging

  Forging is the process by which desired shapes, metallurgical characteristics and mechanical properties are imparted to metal by heating and shaping it through hammering, pressing, extruding or ring rolling. Cold forming of cylindrical shapes is performed utilizing a proprietary shear forming process. The Company forges alloys of titanium, aluminum and steel as well as high-temperature nickel-based superalloys.

  The Company forges its products at its facilities in Cudahy, Wisconsin. Much of the Company's forging business is capital intensive, requiring large and sophisticated hydraulic and mechanical presses, single-action and counterblow hammers and extensive facilities for heat treatment, machining inspection and testing of components after forging. The Company has independently designed and built much of its unique and specialized equipment. The Company considers its manufacturing equipment to be in good operating condition and adequate for the purposes for which it is being used.

  The Company employs all major forging methods, including the following:

  Open-Die Forging. In this process, the metal is hammered or pressed between dies that never completely surround the metal, thus allowing the metal to be observed during the process. Typically, open-die forging is used to create relatively simple, preliminary shapes to be further processed by closed-die forging or for simple low-quantity orders.

  Closed-Die Forging. Closed-die forging involves hammering or pressing heated metal into the required shapes and size determined by machined impressions in specially prepared dies which exert three dimensional control on the metal. The Company's multiple-ram process featured on the Company's 15,000 ton press enables the Company to produce extremely large, complex-shaped forgings in a single heating and pressing cycle. In hot-die forging, a unique type of closed-die process, the dies are heated to a temperature approaching the transformation temperature of the materials being forged which allows the metal to flow more easily within the die cavity, producing forgings with superior surface conditions, stronger metallurgical structures, tighter tolerances, enhanced repeatability of the part shapes and greater metallurgical control. Both titanium and nickel-based superalloys are forged using this process, in which the dies are heated to a temperature of approximately 1,300 degrees Fahrenheit.

  Isothermal Forging. Isothermal forging is a closed-die pressing process in which the dies are heated to the same temperature as the metal being forged, typically in excess of 1,700 degrees Fahrenheit. The forged material typically consists of nickel-based superalloy and powder metallurgy alloys. Because of the extreme temperatures necessary for forming these alloys, the dies must be made of refractory metal (such as molybdenum) so that the die retains its strength and shape during the forging process. Because the dies may oxidize at these elevated temperatures, the forging process is carried on in a vacuum or inert gas atmosphere. The Company's two isothermal presses allow it to produce near-net shape components (requiring less machining by the customer) made from nickel-based superalloys. The Company believes that its 10,000 ton isothermal press is the largest in the industry, allowing it to press larger, more complex parts than the Company's competitors.

  Ring Rolling. Ring rolling involves rotating heated metal rings through presses to produce seamless cylindrical and/or contoured products. The Company believes that it has the largest ring-rolling machine in the industry, with the capability of producing metal rings that weigh up to 350,000 pounds with outside diameters as large as 28 feet and face heights up to 10 feet. This process is also utilized to extrude large, heavy wall preforms used in the manufacture of roll form cylinders.

  Shear Forming. Shear forming is a process whereby metal cylinders are formed by thinning the cylinder walls while increasing the length of the cylinder without heating the metal. The process yields uniform metallurgical properties and maximizes metal usage allowing formation of cylinders much longer than those capable of being formed by conventional forge methods. The Company believes that it has the largest shear forming machine in the industry, which allows the Company to produce larger and more complex thin-walled components for the missile and rocket industry.

 Conversion

  The Company converts ingot material, primarily titanium, into a range of billet sizes through a proprietary forging process. This yields superior metallurgical properties utilized in the manufacture of jet engine components. The Company utilizes its conventional press capabilities and subjects the material to high sensitivity ultrasonic testing performed on an exclusive multi-zone ultrasonic unit, which management believes is one of only three in the aerospace industry. This unit provides state-of-the-art material testing to meet the most stringent customer requirements.

 Modeling

  For the successful engineering of highly complex forged shapes and demanding metallurgical specifications, the Company uses computer-based modeling. This modeling has enabled the Company to improve die design, improve predictability of metal flow and enhance grain flow characteristics. The Company has embarked upon a program with the assistance of the United States Air Force and the cooperation of several major universities to advance its modeling capabilities to the next generation of modeling with three-dimensional models. A number of Ladish's major customers rely on the Company's unique expertise in this area to assist them with processing issues.

 Support Operations

  The Company manufactures most of its own forging dies out of high-strength steel and molybdenum. These dies can weigh in excess of 50 tons and can be up to 20 feet in length. In manufacturing its dies, the Company utilizes its customers' drawings and engineers the dies using CAD/CAM equipment and sophisticated metal flow computer models that simulate metal flow during the forging process. This activity improves die design and process control and permits the Company to enhance the metallurgical characteristics of the forging and reduce lead times.

  Ladish has machine shops with computer-aided profiling equipment, vertical turret lathes and other equipment that it employs to rough machine products to a shape allowing inspection of the products. The Company also operates rotary and car-bottom heat treating furnaces that enhance the performance characteristics of the forgings. These furnaces have sufficient capacity to handle all the Company's forged products.

 Testing

  Because the Company's products endure high performance end uses, rigorous testing is necessary and is performed internally by Company engineers. Throughout the manufacturing process, numerous tests and inspections are performed to insure the final quality of each product; statistical process control ("SPC") techniques are also applied throughout the entire manufacturing process. The Company subjects its products to extensive quality inspection and contract qualification procedures involving zyglo, chemical etching, ultrasonic, red dye and electrical conductivity testing facilities.

RAW MATERIALS

  Raw materials used by the Company in its forgings include alloys of titanium, nickel, steel, aluminum, tungsten and other high temperature alloys. The major portion of metal requirements for forged products are purchased from major metal suppliers producing forging quality material as needed to fill customer orders. The Company has two or more sources of supply for all significant raw materials.

  The titanium and nickel-based superalloys used by the Company have a relatively high dollar value. Accordingly, the Company recovers and recycles scrap materials such as machine turnings, forging flash, solids and test pieces.

  The Company's most significant raw materials consist of nickel and titanium alloys. Its principal suppliers of nickel alloys include Special Metals Corporation and Allvac Corporation. Its principal suppliers of titanium alloys are Titanium Metals Corporation of America, Oregon Metallurgical Corp. and Reactive Metals, Inc. Each of these suppliers has experienced increases in the market prices of the elements (e.g. nickel, titanium, cobalt) that they use in manufacturing their products. The Company often has fixed-price contracts with its suppliers. Because aerospace suppliers generally have alternative markets for their products where they may have greater ability to increase their prices, suppliers have in some cases diverted materials away from the aerospace industry in favor of alternative markets. During 1996, the Company's lead time for deliveries from its suppliers increased from 20 weeks to 45 weeks in the case of titanium alloys and from 22 weeks to 48 weeks in the case of nickel-based alloys. In the event of cancellation by its customer because of production delays, the Company may, under certain circumstances, obtain reimbursement from the customer if the material cannot be diverted to other uses. Costs of material already on hand, along with any conversion costs incurred, are usually billed to the customer unless transferable to another order. As demand for the Company's products grew during fiscal year 1995, and prices of raw materials rose, the Company experienced certain raw material shortages and production delays. Although this situation improved during the first nine months of 1996, it had a negative impact on overall revenues. Availability of titanium, due to limited mill capacity, has yet to recover to the level demanded by the jet engine industry. To counter this situation, the Company has established long-term relationships and technical support with the mills in an effort to secure its position for raw material. See "Risk Factors".

  The Company has successfully sought price increases and other financial considerations from its customers which have allowed it to meet the rising prices demanded by suppliers. In addition, the Company, its customers and suppliers have undertaken active programs for supply chain management which are reducing overall lead times and the total cost of raw materials.

ENERGY

  Energy is required by the Company primarily for heating metals to be forged, heat treating materials after forging, operating equipment, die-sinking and machining. The Company uses natural gas and electricity in varying amounts at its manufacturing facilities; however, natural gas is traditionally the largest energy source. Supplies of natural gas and electricity have been sufficient and there is no anticipated shortage for the future. In the event of shortages of natural gas, the Company maintains back-up supplies of propane for heating and processing.

EMPLOYEES

  As of December 31, 1997, the Company had approximately 1,075 employees, of whom 770 were engaged in manufacturing functions, 90 in executive and administrative functions, another 165 in technical functions, and 45 in sales and sales support. At such date, approximately 890 employees, principally those engaged in manufacturing, were represented by labor organizations under collective bargaining agreements. The following table sets forth certain information with respect to the Company's collective bargaining agreements with its employees:

                                                                             NUMBER OF EMPLOYEES
                                                                          REPRESENTED BY COLLECTIVE
   UNION                                                EXPIRATION DATE     BARGAINING AGREEMENT
   -----                                                ---------------   -------------------------
   International Association of Machinists &
    Aerospace Workers, Local 1862                      February 20, 2000             378
   International Brotherhood of Boilermakers, Iron
    Ship Builders, Blacksmiths, Forgers & Helpers,
    Subordinate Lodge 1509                             September 24, 2000            212
   International Federation of Professional &
    Technical Engineers, Technical Group, Local 92     August 20, 2000               118
   International Association of Machinists &
    Aerospace Workers, Die Sinkers, Local 140          March 26, 2000                 81
   Office & Professional Employees International
    Union, Clerical Group, Local 35                    July 1, 2001                   45
   International Federation of Professional &
    Technical Engineers, Professional Group, Local 92  March 1, 1998                  26
   International Brotherhood of Electrical Workers,
    Local 662                                          October 15, 2000               26
   Service Employees International, Local 150          April 23, 2000                  4

RESEARCH AND DEVELOPMENT

  The Company maintains a research and development department which is engaged in applied research and development work primarily relating to the Company's forging operations. The Company works closely with customers, universities and government technical agencies in developing advanced forgings, materials and processes. The Company spent approximately $3.8 million, $3.4 million, and $3.4 million on applied research and development work during 1995, 1996 and 1997, respectively.

  Although the Company owns patents covering certain of its processes, the Company does not consider these patents to be of material importance to the Company's business as a whole. The Company considers certain other information that it owns to be trade secrets and the Company takes measures to protect the confidentiality and control the disclosure and use of such information. The Company believes that these safeguards adequately protect its proprietary rights and the Company vigorously defends these rights.

  The Company owns or has obtained licenses for various trademarks, trademark registrations, service marks, service mark registrations, trade names, copyrights, copyright registrations, patent applications, inventions, know-how, trade secrets, confidential information and any other intellectual property that are necessary for the conduct of its businesses (collectively, "Intellectual Property"). The Company is not aware of any existing or threatened patent infringement claim (or of any facts that would reasonably be expected to result in any such claim) or any other existing or threatened challenge by any third party that would significantly limit the rights of the Company with respect to any such Intellectual Property or to the validity or scope of any such Intellectual Property. The Company has no pending claim against a third party with respect to the infringement by such third party of any such Intellectual Property that, if determined adversely to the Company, would individually or in the aggregate have a material adverse effect on the Company's financial condition or results of operations. While the Company considers all of its proprietary rights as a whole to be important, the Company does not consider any single right to be essential to its operations as a whole.

COMPETITION

  The sale of forged metal components is highly competitive. Certain of the Company's competitors are larger than the Company, and have substantially greater capital resources. Although the Company is the sole supplier of several sophisticated components required by prime contractors under a number of governmental programs, many of the Company's products could be replaced with other similar products of its competitors. However, the significant investment in tooling, the time required and the cost of obtaining the status of a "certified supplier" are barriers to entry. Competition is based on quality (including advanced engineering and manufacturing capability), price and the ability to meet delivery requirements. See "Risk Factors-- Competition".

PRODUCT LIABILITY EXPOSURE

  The Company produces many critical engine and structural parts for commercial and military aircraft. As a result, the Company faces an inherent business risk of exposure to product liability claims. The Company maintains insurance against product liability claims, but there can be no assurance that such coverage will be adequate for liabilities actually incurred. The Company has not experienced any material loss from product liability claims and believes that its insurance coverage is adequate to protect it against any claims to which it may be subject.

ENVIRONMENTAL, HEALTH AND SAFETY MATTERS

  The Company's operations are subject to many federal, state and local regulations relating to the protection of the environment and to workplace health and safety. In particular, the Company's operations are subject to extensive federal, state and local laws and regulations governing waste disposal, air and water emissions, the handling of hazardous substances, environmental protection, remediation, workplace exposure and other matters. Management believes that the Company is presently in substantial compliance with all such laws and does not currently anticipate that the Company will be required to expend any substantial amounts in the foreseeable future in order to meet current environmental, workplace health or safety requirements. However, additional costs and liabilities may be incurred to comply with current and future requirements, which costs and liabilities could have a material adverse effect on the Company's results of operations or financial condition.

  There are no known pending remedial actions or claims relating to environmental matters that are expected to have a material effect on the Company's financial position or results of operations. Both of the properties owned by the Company, however, are located in industrial areas and have a history of heavy industrial use. These properties may potentially incur environmental liabilities in the future that could have a material adverse effect on the Company's financial condition or results of operations. The Company has been named a potentially responsible party at three "Superfund" sites. Although the Company does not believe that the amount for which it may be held liable will be material and has reserved approximately $300,000 for such loss, no assurance can be given that the amount for which the Company will be held responsible will not be significantly greater than expected. In connection with the sale of IPD, the Company has agreed to indemnify Trinity Industries, Inc. until May 29, 2001 against certain environmental liabilities that may arise with respect to the properties and operations of IPD relating to the period prior to closing.

PROPERTIES

  The following table sets forth the location and size of the Company's two facilities:

      LOCATION                APPROXIMATE ACREAGE     APPROXIMATE SQUARE FOOTAGE
      --------                -------------------     --------------------------
      Cudahy, Wisconsin              184.5                    1,650,000
      Windsor, Connecticut             8.2                       20,000

  The above facilities are owned by the Company. The Company also owns approximately 4 acres of land in Houston, Texas, which is currently vacant and for sale.

  The Company believes that its facilities are well maintained, are suitable to support the Company's business and are adequate for the Company's present and anticipated needs. While the rate of utilization of the Company's manufacturing equipment is not uniform, the Company estimates that its facilities overall are currently operating at approximately 60% of capacity. The Company-owned facilities have been pledged as collateral to its senior lender, with a secondary lien on the Wisconsin facility granted to the holders of the Subordinated Notes and a third lien on the Wisconsin facility to the PBGC. The PBGC lien will be released pursuant to the Amended PBGC Agreement.

  The principal executive offices of the Company are located at 5481 South Packard Avenue, Cudahy, Wisconsin 53110. Its telephone number at such address is (414) 747-2611.

LEGAL PROCEEDINGS

  From time to time the Company is involved in legal proceedings relating to claims arising out of its operations in the normal course of business. The Company believes that there are no material legal proceedings pending or threatened against the Company or any of its properties.

YEAR 2000 COMPLIANCE

  The Company is in the process of installing and implementing a new computer operating system which is compliant with Year 2000 demands. This new system includes hardware, software, fiber-optic wiring and extensive training for numerous Company personnel. The project was initiated in 1997 and the Company anticipates it will be fully operational in 1998. The Company has estimated the cost of this new operating system to be approximately $4 million.

                                  MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

  The following table sets forth certain information concerning the current directors and executive officers of the Company:

   NAME                     AGE                      POSITION
   ----                     ---                      --------
   Kerry L. Woody..........  46 President and Director
   Wayne E. Larsen.........  43 Vice President Law/Finance & Secretary and Director
   Gene E. Bunge...........  52 Vice President, Engineering
   Robert J. Noel..........  57 Vice President, Quality & Technology
   James K. Sorenson.......  60 Vice President, Materials Management
   Gary J. Vroman..........  38 Vice President, Sales & Marketing
   Lawrence C. Hammond.....  50 Vice President, Human Resources
   Ronald O. Wiese.........  64 Treasurer
   Thomas S. Plichta.......  55 Corporate Controller
   Gregory P. Flynn........  41 Director
   Robert W. Sullivan......  39 Director
   Fred W. Whitridge, Jr...  42 Director

  KERRY WOODY has served as President since October 1994. Prior to that time he was Vice President, Operations; Vice President, Manufacturing Services; Production Manager; and an industrial engineer. Mr. Woody joined the Company in 1975 from General Electric. He has a B.S. in Engineering from Milliken University. He has served as a Director of the Company since August 1997.

  WAYNE LARSEN has been Vice President Law/Finance and Secretary of the Company since September 1995, and a Director since December 1997. He served as General Counsel and Secretary since May 1989 and as its Corporate Counsel and Secretary since February 1987. Mr. Larsen has been with the Company since 1981. He has a B.A. from Marquette University and a J.D. from Marquette Law School.

  GENE BUNGE has served as Vice President, Engineering since November 1991. From 1985 until that time he was General Manager of Engineering. Mr. Bunge has been with the Company since 1973. He has a B.S.E.E. from the Milwaukee School of Engineering.

  ROBERT NOEL has been Vice President, Quality and Technology since March 1991. He has been Manager of Metallurgy since 1985 and prior to that period was a Product Metallurgist for jet engine components. Mr. Noel has been with the Company since 1963. He has a B.S. in Mechanical Engineering from Marquette University.

  JAMES SORENSON has served as Vice President, Materials Management since March 1991. Prior to that time he had been Purchasing Manager, Production Manager, and Head Buyer. Mr. Sorenson has been with the Company since 1963. He has a B.S. in Mechanical Engineering from the University of Wisconsin.

  GARY VROMAN has served as Vice President, Sales and Marketing since December 1995. From January 1994 to December 1995 he was General Manager of Sales. Prior to that period he had been the Product Manager for jet engine components. Mr. Vroman has been with the Company since 1982. He has a B.S. in Engineering from the University of Illinois and a M.S. in Engineering Management from the Milwaukee School of Engineering.

  LAWRENCE HAMMOND has served as Vice President, Human Resources since January 1994. Prior to that time he had served as Director of Industrial Relations at the Company and he had been Labor Counsel at the Company. Mr. Hammond has been with the Company since 1980. He has a B.A. and a Masters in Industrial Relations from Michigan State University and a J.D. from the Detroit College of Law.

  RONALD WIESE has served as Treasurer since May 1989. He was Assistant Treasurer of the Company since 1986 and was its Tax Manager from 1982 to 1986. Mr. Wiese has been with the Company since 1955. He holds a B.S. in Accounting from Marquette University.

  THOMAS PLICHTA has served as Corporate Controller since May 1989. He served as Assistant Corporate Controller for more than five years prior to that time. Mr. Plichta has been with the Company since 1965. He has a B.S. in Accounting from Marquette University.

  GREGORY FLYNN has served as a Director of the Company since May 1993. Mr. Flynn is a Managing Partner of ING Equity Partners L.P. I, an investment partnership. Mr. Flynn also serves as a director of The Presley Companies, a home building firm.

  ROBERT SULLIVAN has served as a Director of the Company since May 1993. Mr. Sullivan is President of The Martec Group, a sales and marketing consulting group.

  FRED WHITRIDGE, JR. has served as a Director of the Company since August 1997. Since 1993, Mr. Whitridge has been President of Archipelago Corporation, an investment firm. From 1988 to 1993, Mr. Whitridge served as President of Investor International (U.S.), Inc., an investment firm. He also serves as a Director of California Microwave Inc., a producer of communications equipment.

  In connection with the Offering, the Board of Directors will add one or two additional independent Director(s) as soon as practicable after completion of the Offering, which directors will not be officers or employees of the Company or have a relationship with the Company's principal shareholders or their affiliates. At this time, such additional Director(s) have not been identified.

EXECUTIVE COMPENSATION

  The following table summarizes all compensation paid to the Company's five most highly compensated executive officers (the "Named Executive Officers") for services rendered in all capacities to the Company during the fiscal year ended December 31, 1997.

                          SUMMARY COMPENSATION TABLE

                                                         ANNUAL COMPENSATION
                                                      --------------------------
      NAME AND PRINCIPAL POSITION                      SALARY   BONUS   OTHER(1)
      ---------------------------                     -------- -------- --------
      Kerry L. Woody................................. $204,799 $136,000  $1,776
       President
      Robert J. Noel.................................  141,663   35,000   1,800
       Vice President, Quality & Technology
      Gary J. Vroman.................................  132,460   39,000   1,776
       Vice President, Sales & Marketing
      Wayne E. Larsen................................  158,464   54,000   1,776
       Vice President Law/Finance & Secretary
      Lawrence C. Hammond............................  128,426   37,500   1,776
       Vice President Human Resources

--------

(1) This sum represents the imputed value of additional life insurance benefits provided to certain officers of the Company.

EMPLOYMENT AGREEMENTS

  The Company has entered into employment agreements with Messrs. Woody, Noel, Vroman, Larsen and Hammond which are substantially similar in all respects. The basic employment agreement provides for a number of benefits, all of which vest after ten years of employment, including group term life insurance, health and dental coverage and long-term disability coverage.

  The agreements provide that, upon the involuntary termination of the employee other than for cause, the Company is required to pay the employee up to 24 months of severance pay, determined by multiplying the employee's years of service by the employee's base monthly salary at the time of termination. In the case of Messrs. Woody and Larsen, should they be terminated due to a change of control or ownership, they are entitled to 24 months of severance pay. Upon retirement at age 65, the employee will receive his normal retirement benefits. Such benefits include a monthly payment equal to 52.5% of the employee's average compensation (i.e., monthly average of compensation for the five years of highest compensation over the ten years prior to retirement) multiplied by a fraction, the numerator of which is the length of service of the employee and the denominator of which is 35. There are also provisions adjusting this calculation in the event of early retirement. Disabled employees can also be eligible for certain retirement benefits. All retirement benefits are tolled during any period of re-employment. Each agreement further provides that any compensation paid by the Company shall be reduced by any benefit paid under the Company's salaried employees retirement plan.

PENSION BENEFITS

  Defined Benefit Plan. The Ladish Co., Inc. Salaried Pension Plan (the "Pension Plan") is a "defined benefit" pension plan generally covering salaried, non-union employees of the Company who are not covered by any other defined benefit plan to which the Company makes contributions pursuant to a collective bargaining agreement.

  Upon reaching normal retirement at or after age 65, a participant is generally entitled to receive an annual retirement benefit for life. The Pension Plan provides alternative actuarially equivalent forms of benefit payment. Vesting under the Pension Plan occurs after five years of continued service.

  The monthly retirement benefit at the normal retirement age of at least 65 is determined pursuant to a formula as follows: 1.1% of the average monthly base salary (exclusive of bonuses or other incentive or special compensation) of the individual during the consecutive five year period of service within the ten years preceding termination of employment (or after age 45, if longer) that his/her earnings were highest is multiplied by the number of years of Benefit Service (as defined). Monthly normal retirement benefits are payable on a straight life annuity basis and such amounts are not subject to any deduction for Social Security or other offset amounts.

  The following table sets forth the annual benefits payable to a participant who qualifies for normal retirement in 1997, with the specified highest average earnings during the consecutive five year period of service within the ten years prior to retirement and the specified years of Benefit Service:

    AVERAGE ANNUAL EARNINGS FOR
    HIGHEST 5-YEAR PERIOD WITHIN             YEARS OF BENEFIT SERVICE
       THE 10-YEARS PRECEDING     -----------------------------------------------
             RETIREMENT             10      15      20      25      30      35
    ----------------------------  ------- ------- ------- ------- ------- -------
      $ 50,000..................  $ 5,500 $ 8,250 $11,000 $13,750 $16,500 $19,250
      $ 95,000..................  $10,450 $15,675 $20,900 $26,125 $31,350 $36,575
      $100,000..................  $11,000 $16,500 $22,000 $27,500 $33,000 $38,500
      $150,000..................  $16,500 $24,750 $33,000 $41,250 $49,500 $57,750
      $200,000..................  $22,000 $33,000 $44,000 $55,000 $66,000 $77,000
      $250,000..................  $27,500 $41,250 $55,000 $68,750 $82,500 $96,250

  The years of Benefit Service for Messrs. Woody, Noel, Vroman, Larsen and Hammond as of January 1, 1998 were 23, 35, 16, 17 and 18, respectively.

  Deferred Compensation Agreements. The Company has entered into deferred compensation agreements (the "Agreements") with nine current officers of the Company, including Messrs. Woody, Noel, Vroman, Larsen and Hammond. Each employee covered by the Agreements (an "Employee"), upon full vesting, is entitled to receive supplemental disability or retirement benefits; provided that in no event may a person's total retirement benefits under the Agreements exceed 52.5% of the monthly average base salary (inclusive of bonuses or other compensation) during the five calendar years immediately preceding retirement.

  The retirement benefit at the normal retirement age of at least 65 is determined pursuant to a formula as follows: 52.5% of the monthly average of the Employee's base salary during the five calendar years immediately preceding retirement multiplied by years of service, up to 35, and divided by
35. If an Employee suffers a disability (as defined), he is entitled to benefits paid under the same formula as in the preceding sentence (with his years of service calculated as if he had retired at age 65), reduced by other disability benefits paid by the Company or through workers' compensation (unless he is receiving fixed statutory payments for certain bodily injuries).

  Any amount to be paid under the Agreement shall be reduced by any benefit paid to an Employee or his beneficiary pursuant to the Pension Plan.

  Defined Contribution Plan. The Ladish Co., Inc. Savings and Deferral Investment Plan ("SDIP"), which has been qualified under section 401(k) of the Code, provides that salaried, non-union employees with six months' service may contribute 1% to 18% of their annual base salary to SDIP and the Company will provide a matching contribution in an amount to be determined by the Board of Directors of the Company. Employee's contributions of 1% to 18% can be "before tax" contributions, "after tax" contributions or a combination of both. The employees' contributions and the matching Company contribution may be placed by the employee in a fixed income fund, an equity investment fund or various combinations of each.

INCENTIVE STOCK OPTION PLAN

  The Ladish Co., Inc. 1996 Long-Term Incentive Plan (the "Incentive Plan") has been established by the Company to promote the long-term financial interest of the Company by providing for the award of equity-based incentives to key employees and other persons providing material services to the Company. The Incentive Plan provides a means whereby such individuals may acquire shares of Common Stock through the grant of stock options and stock appreciation rights.

  The Incentive Plan is not subject to any provision of ERISA or qualified under Section 401(a) of the Code.

  The number of shares of Common Stock subject to awards under the Incentive Plan may not exceed 833,333, of which 433,333 have been issued or are subject to outstanding options and 400,000 have been reserved for issuance under future grants. The number of shares underlying awards made to any one individual in any one-year period may not exceed 166,667 shares. The Common Stock issued under the Incentive Plan may be shares currently authorized but unissued or currently held or subsequently acquired by the Company as treasury shares.

  The number of shares subject to the Incentive Plan and the terms of any outstanding award may be adjusted as described in the Incentive Plan to reflect certain changes in the capitalization of the Company.

  The authority to manage and control the operation and administration of the Incentive Plan is vested in a committee selected by the Board of Directors of the Company (the "Committee") which shall consist of two or more members of the Board. The Committee has the authority and discretion to determine the individuals who will receive awards under the Incentive Plan and to determine the time of receipt, type of award, the number of shares covered by such award and the terms, conditions, performance criteria, restrictions and other provisions applicable to such award. The Committee also has the authority and discretion to interpret the Incentive Plan and to establish, amend and rescind any rules and regulations relating to the Incentive Plan. Any interpretation of the Incentive Plan by the Committee and any decision made by it under the Incentive Plan is final and binding on all persons.

  Subject to the terms and provisions of the Incentive Plan, a participant to whom a stock option is granted will have the right to purchase the number of shares of Common Stock covered by the option. Subject to the conditions and limitations of the Incentive Plan, the Committee shall determine all of the terms and conditions of such grant, including without limitation, the option price, any vesting schedule and the period of exercisability.

  No option may be exercised after its expiration date. The expiration date shall be determined by the Committee at the time of grant, but may not be later than the earliest to occur of: (i) the ten-year anniversary of the grant date; (ii) if the participant's termination of employment with the Company and its affiliates occurs by reason of death or disability (as defined in the Incentive Plan), the one-year anniversary of such termination of employment;
(iii) if the participant's termination of employment with the Company and its affiliates occurs by reason of retirement, the three-month anniversary of such termination of employment; or (iv) if the participant's termination with the Company and its affiliates occurs for any other reason, the date of such termination.

  The full purchase price of each share of Common Stock purchased upon the exercise of an option shall be paid at the time of such exercise in cash or in shares of Common Stock (valued at fair market value as of the date of exercise) that have been held by the participant at least six months, or in any combination thereof, as determined by the Committee. To the extent provided by the Committee, a participant may elect to pay the purchase price upon the exercise of an option through a cashless exercise arrangement.

  Options awarded under the Incentive Plan may be nonqualified options or incentive stock options, as determined in the discretion of the Committee. Under the terms of the Incentive Plan, the Committee may also issue stock appreciation rights ("SARs"). Upon exercise, a SAR entitles the holder thereof to a payment equal to the excess of the fair market value of a share of stock on the exercise date over the fair market value of a share of stock on the grant date. If the committee so determines, SARs may be issued in tandem with stock options.

  Generally, options and SARs are not transferable prior to the participant's death. However, the Committee may provide that an option or SAR award may be transferred to an immediate family member or to a trust for the benefit of an immediate family member.

  Upon a change in control of the Company (as defined in the Incentive Plan), all options and SARs shall become immediately exercisable.

  The Board of Directors of the Company may amend or terminate the Incentive Plan at any time, provided that no such amendment or termination may materially adversely affect the rights of any participant or beneficiary under any award made under the plan prior to the date such amendment is adopted by the Board.

  No stock options were granted to any of the Named Executive Officers during 1997.

                    AGGREGATED OPTION EXERCISES IN 1997 AND

                      FISCAL YEAR-END OPTION VALUES

                                                NUMBER OF SHARES
                         NUMBER OF           UNDERLYING UNEXERCISED     VALUE OF UNEXERCISED
                          SHARES                OPTIONS AT FISCAL       IN-THE-MONEY OPTIONS
                         ACQUIRED                   YEAR-END             AT FISCAL YEAR-END
                            ON      VALUE   ------------------------- -------------------------
          NAME           EXERCISE  REALIZED EXERCISABLE/UNEXERCISABLE EXERCISABLE/UNEXERCISABLE
          ----           --------- -------- ------------------------- -------------------------
Kerry L. Woody..........  20,833   $250,000       29,167/50,000           $87,500/$150,000
Wayne E. Larsen.........  12,500    150,000       12,500/25,000           $37,500/$ 75,000
Robert J. Noel..........  12,500    150,000       12,500/25,000           $37,500/$ 75,000
Gary J. Vroman..........  12,500    150,000       12,500/25,000           $37,500/$ 75,000
Lawrence C. Hammond.....   8,333    100,000        8,333/16,667           $25,000/$ 50,000

DIRECTORS' COMPENSATION

  Non-employee Directors currently receive an annual retainer of twenty thousand dollars ($20,000) and a fee of one thousand dollars ($1,000) per meeting attended in person and two hundred fifty dollars ($250) per telephonic meeting.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

  During 1997, the Board of Directors of the Company established a Compensation Committee consisting of Messrs. Flynn, Sullivan and Woody. Executive compensation levels during 1997 were established by the Compensation Committee.

                      PRINCIPAL AND SELLING SHAREHOLDERS

  The following table sets forth certain information regarding beneficial ownership of the Company's Common Stock as of the date of this Prospectus, and as adjusted to reflect the sale of Common Stock in the Offering, by (i) each person who is known by the Company to own beneficially more than 5% of the Company's Common Stock, (ii) each Named Executive Officer, (iii) each Director, and (iv) each Selling Shareholder. In the event the Underwriters' over-allotment option is exercised in full, neither ING Equity Partners L.P.
I. nor Internationale Nederlanden (U.S.) Capital Corporation will own shares or warrants after the Offering.

                          BENEFICIAL OWNERSHIP
                              PRIOR TO THE          NUMBER   BENEFICIAL OWNERSHIP
                                OFFERING              OF      AFTER THE OFFERING
                          ------------------------  SHARES   --------------------
          NAME            NUMBER(1)     PERCENT(2)  OFFERED  NUMBER(1) PERCENT(2)
          ----            ---------     ---------- --------- --------- ----------
Kerry L. Woody..........     29,167           *          --     29,167       *
Wayne E. Larsen.........     12,500           *          --     12,500       *
Robert J. Noel..........     16,436           *        3,936    12,500       *
Gary J. Vroman..........     14,833           *          --     14,833       *
Lawrence C. Hammond.....      8,791           *          458     8,333       *
Gregory P. Flynn........  2,259,320(3)    33.39%   1,965,441   293,879    2.77%
Robert W. Sullivan......         83           *          --         83       *
Fred Whitridge, Jr......        --            *          --        --        *
All Directors and
 executive officers as a
 group (13 persons).....  2,391,130       34.82    1,969,835   421,295    3.94
ING Equity Partners
 L.P.  I ("ING")........  2,259,320(4)    33.39    1,965,441   293,879    2.77
Grace Brothers, Ltd.
 ("Grace")(5)...........  2,862,573       34.92          --  2,862,573   21.74
Internationale
 Nederlanden (U.S.)
 Capital Corporation
 ("INCC")...............  2,246,820(6)    33.20    1,952,942   293,878    2.85
Franklin Principal
 Maturity Trust(7)......  1,103,429       18.14          --  1,103,429    9.98
Anchor Industries
 International, Inc.
 (8)....................    496,188        8.51          --    496,188    4.59
Carucci Family Partners.     56,313        1.05       56,313       --        *
CPI Securities LP.......     37,583(9)        *       37,583       --        *
Evensen 1992 Irrevocable
 Family Trust...........      7,486(9)        *        7,486       --        *
Friedmans Children's
 Trust..................      7,486(9)        *        7,486       --        *
Elliot Julis............      7,486(9)        *        7,486       --        *
New Generation
 Institutional Limited
 Partnership............      5,661(9)        *        5,661       --        *
Marcus Lane.............      3,774           *        3,774       --        *
Canpartners
 Incorporated...........        458(9)        *          458       --        *
Chester Sobol...........        635(10)       *          435       --        *

--------
*  Less than 1%
(1) Includes, in the case of each Named Executive Officer and Directors and executive officers as a group, options granted under the Incentive Plan which are exercisable within 60 days.
(2) In accordance with regulations of the Securities and Exchange Commission, the percentage of shares beneficially owned by each named shareholder in the accompanying table assumes the prior exercise of all options, warrants and similar rights owned by such shareholder which are exercisable within 60 days but does not assume the exercise of options, warrants or rights owned by any other shareholder.

(3) Consists of 828,033 shares of Common Stock and 1,431,287 warrants held by ING, of which Mr. Flynn is a partner. Mr. Flynn disclaims beneficial ownership of such shares, except to the extent of his financial interest in such partnership. Mr. Flynn's address is 135 East 57th Street, New York, New York 10022.

(4) Consists of 828,033 shares of Common Stock and 1,431,287 shares of Common Stock issuable upon exercise of warrants, but does not include 815,533 shares beneficially owned by INCC nor the 1,431,287 warrants held by INCC, as discussed in footnote 6, as to all of which beneficial ownership is disclaimed. ING's address is 135 East 57th Street, New York, New York 10022. Mr. Flynn has shared voting and investment power with respect to the shares of Common Stock owned by ING, as one of three directors and shareholders of a corporation directly controlling the General Partner of ING. The other Directors and shareholders are Tracey Rudd and Olivier Trouveroi, whose business address is the same as that of ING.

(5) Consists of 2,862,573 shares of Common Stock issuable upon exercise of warrants. Grace Brothers, Ltd.'s address is 1560 Sherman Avenue, Suite 900, Evanston, Illinois 60201.

(6) Consists of 815,533 shares of Common Stock and 1,431,287 shares of Common Stock issuable upon exercise of warrants, but does not include 828,033 shares beneficially owned by ING nor the 1,431,287 warrants held by ING, as discussed in footnote 4, as to all of which beneficial ownership is disclaimed. (INCC is a limited partner of ING.) INCC's address is 135 East 57th Street, New York, New York 10022. The ultimate parent and controlling entity of INCC is ING Groep, a multinational corporation headquartered in Amsterdam.

(7) Includes 746,096 shares of Common Stock issuable upon exercise of warrants. Franklin Principal Maturity Trust's address is 777 Mariner's Island Boulevard, San Mateo, California 94404. In the event the initial public offering price equals or exceeds $17.50 per share, Franklin Principal Maturity Trust intends to sell 250,000 shares of Common Stock in the Offering, leaving beneficial ownership of 853,429 shares or 7.75% of outstanding shares after the Offering.

(8) Consists of Common Stock issuable upon exercise of options. The address of Anchor Industries International, Inc. is 1511 North Westshore Blvd., Tampa, Florida 33607.

(9) Consists of Common Stock issuable upon exercise of warrants.

(10) Includes 435 shares issuable upon exercise of warrants.

             CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

LETTER OF CREDIT

  On June 30, 1994, the Company issued 12,500 shares of Common Stock to ING in exchange for ING causing INCC to issue a $2 million letter of credit in favor of the Company. The letter of credit was canceled in June 1995 with the establishment of the Credit Agreement.

SUBORDINATED NOTE OFFERING

  In December 1995, the Company issued $2 million of senior subordinated secured notes ("Subordinated Notes") to each of ING and Grace. In February 1996, the Company issued an additional $1.435 million of Notes to each of ING and Grace. The Notes purchased by ING and Grace were each accompanied by warrants to purchase 2,862,573 shares of Common Stock at a price of $1.20 per share. Pursuant to the terms of the Notes, in 1996 and 1997, ING (and its affiliates) and Grace were issued an aggregate of $1.602 million principal amount of additional Notes as interest payments. The Notes were offered in a private placement to all shareholders of the Company that represented that they were "accredited investors" as defined in Rule 501 under the Securities Act.

CERTAIN OPTIONS

  In April 1993, the Company issued options to purchase 496,188 shares of Common Stock, at exercise prices ranging from $12.00 to $21.00 per share, to Anchor Industries International, Inc. ("AII"), in connection with an agreement to perform certain consulting services. AII was owned by Vincent J. Naimoli, who, at the time of issuance of the options, was Chairman of the Board of Directors of Ladish. The Company believes that the fair market value of its Common Stock on the date of issuance was substantially below the exercise price of the options. Such options, which are still outstanding and currently exercisable, expire ten years from the date of grant.

REGISTRATION RIGHTS

  In connection with the offering of the Subordinated Notes, the Company entered into an agreement granting certain registration rights with respect to
(i) all Common Stock held at any time by ING and Grace and (ii) all Common Stock issuable upon the exercise of the warrants (collectively, the "Registerable Stock"). At any time beginning six months after the effective date of a registration statement covering a public offering of securities of the Company, the holders of Registerable Stock constituting at least 25% of the shares of Registerable Stock then outstanding may require the Company to register all or any portion of their shares for sale. In addition, all holders of Registerable Stock have certain "piggyback" rights in the event the Company proposes to register any of its securities for sale to the public. All registration rights are subject to certain conditions and limitations. The Company is required to bear the expenses of such registrations, other than underwriting discounts and selling commissions. The registration rights expire at such time as all Registerable Shares have been effectively registered and disposed of pursuant to such registration or sold pursuant to Rule 144. In addition, the 496,188 shares of Common Stock issuable to AII upon the exercise of its options are subject to similar "piggyback" registration rights in the event of the filing of a registration statement by the Company. See "--Certain Options".

                          DESCRIPTION OF COMMON STOCK

GENERAL

  Under the Articles of Incorporation, the authorized capital stock of the Company consists of 100,000,000 shares of Common Stock, $.01 par value. Except as provided by Section 180.0662(2)(b) of the Wisconsin Business Corporation Law ("WBCL"), all outstanding shares of Common Stock are, and all of the shares of Common Stock offered hereby will be, legally issued, fully paid and non-assessable. WBCL Section 180.0662(2)(b) provides that shareholders of every corporation, other than railroad corporations, are personally liable to an amount equal to the par value of shares owned by them, or to the consideration for which their shares without par value were issued, for all debts owing to employees of the corporation for services performed for such corporation, but not exceeding six months' service in any one case. At December 31, 1997, there were 5,315,473 shares of Common Stock outstanding and 8,427,620 reserved for issuance upon exercise of outstanding options and warrants.

COMMON STOCK

  Voting Rights. The holders of Common Stock have one vote per share on all matters submitted to a vote by the shareholders of the Company. Shares of Common Stock do not have cumulative voting rights.

  Dividend Rights. Each share of Common Stock is entitled to dividends if, as and when dividends are declared by the Board of Directors.

  Liquidation Rights. The holders of the Common Stock are entitled to participate equally on a share for share basis in all distributions to the holders of Common Stock in any liquidation, distribution or winding up of the Company.

  Preemptive Rights. The holders of Common Stock do not have preemptive rights to purchase shares of any class of the Company's capital stock.

  Subscription or Conversion Rights. The holders of Common Stock have no statutory subscription or conversion rights.

  Redemption and Sinking Fund Privileges. The holders of the Common Stock do not have any redemption or sinking fund privileges.

  Transfer Agent. Firstar Trust Company will be the transfer agent for the Common Stock.

COMMON STOCK WARRANTS

  In 1995 and 1996, the Company issued warrants to purchase an aggregate of 7,775,722 shares of Common Stock, at a purchase price of $1.20 per share. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources". Such warrants expire ten years after issuance. The holders of unexercised warrants are entitled to receive all dividends and other distributions made to holders of Common Stock, as if such warrants had been previously exercised. In addition, the holders of the warrants have certain rights to require the Company to register the warrant shares for resale. See "Certain Relationships and Related Party Transactions-- Registration Rights".

ANTI-TAKEOVER EFFECTS OF WISCONSIN LAW AND ARTICLES OF INCORPORATION AND BY-
LAWS

  The Articles of Incorporation, the By-Laws and the Wisconsin Business Corporation Law ("WBCL") contain certain provisions that may make more difficult the acquisition of control of the Company by means of a tender offer, open market purchase, a proxy contest or otherwise. These provisions are designed to encourage persons seeking to acquire control of the Company to negotiate with the Board of Directors. However, these provisions could have the effect of discouraging a prospective acquiror from making a tender offer or otherwise attempting to obtain control of the Company. To the extent that these provisions discourage takeover attempts, they could deprive shareholders of opportunities to realize takeover premiums for their shares or could depress the market price of the shares of the Common Stock.

 Control Share Voting Restrictions

  Section 180.1150 of the WBCL provides that the voting power of shares of a "resident domestic corporation" held by any person, including shares issuable upon conversion of convertible securities or upon exercise of options or warrants, in excess of 20% of the voting power in the election of directors shall be limited to 10% of the full voting power of those shares. This statute is a scaled voting rights or control share acquisition statute, designed to protect corporations against uninvited take-over bids. This voting restriction is not applicable to securities acquired prior to April 22, 1986, shares acquired directly from the Company or shares acquired in other circumstances described in Section 180.1150(3) of the WBCL. A "resident domestic corporation" is defined as a domestic corporation (i) whose principal offices are located in Wisconsin, (ii) which has significant business operations in Wisconsin, (iii) more than 10% of whose holders of record are residents of Wisconsin, and (iv) more than 10% of whose shares are held of record by residents of Wisconsin. Based upon the Company's stock transfer records as of the date of this Prospectus, management believes that the Company is not a "resident domestic corporation". The Company may, however, through securities transfers occurring in the future and beyond the Company's control, become a "resident domestic corporation".

 Business Combination Restrictions

  Sections 180.1140 to 180.1144 of the WBCL provide that a "resident domestic corporation" may not engage in a business combination with an interested stockholder (a person beneficially owning 10% or more of the aggregate voting power of the stock of such corporation) for three years after the interested stockholder's stock acquisition date unless the board of directors of the corporation has approved such business combination or purchase of stock prior to the stock acquisition date. After the three-year period, any such business combination may be consummated only if it is approved by a vote of the majority of the voting stock not beneficially owned by the interested stockholder, or made at a certain statutory formula price intended to provide a fair price for the shares held by disinterested shareholders.

  Sections 180.1130 to 180.1134 of the WBCL provide that certain business combinations of a "resident domestic corporation" not meeting specified statutory adequacy-of-price standards must be approved by 80% of the votes entitled to be cast by shareholders, and two-thirds of the votes entitled to be cast by holders of voting shares other than voting shares beneficially owned by a "significant shareholder" (generally including a person that is a beneficial owner of 10% or more of the voting power of the shares of the corporation) or an affiliate or associate thereof who is a party to the transaction.

 Availability of Shares of Capital Stock for Future Issuance

  The availability for issue of shares of authorized but unissued Common Stock by the Company without further action by shareholders (except as may be required by applicable stock exchange or Nasdaq National Market regulations) could be viewed as enabling the Board of Directors to make more difficult a change in control of the Company. The issuance of warrants or rights to acquire shares of Common Stock may discourage or defeat unsolicited stock accumulation programs and acquisition proposals, and the issuance of shares in a private placement or public offering to dilute or deter stock ownership of persons seeking to obtain control of the Company may have a similar effect. The Company has no present plans to issue any shares of Common Stock other than as contemplated under the Incentive Plan and pursuant to the exercise of outstanding options or warrants.

                        SHARES ELIGIBLE FOR FUTURE SALE

  Prior to the Offering, there has been only a limited market for the Common Stock of the Company and no prediction can be made as to the effect, if any, that market sales of shares or the availability of such shares for sale will have on the market price of the Common Stock prevailing from time to time. Future sales of substantial numbers of shares of Common Stock in the public market, however, could adversely affect prevailing market prices and impair the Company's future ability to raise capital through the sale of its equity securities.

  Upon completion of the Offering, the Company will have outstanding 10,307,372 shares of Common Stock. Of these shares, the 6,385,459 sold in the Offering will be freely tradeable without restriction or further registration under the Securities Act, except for any shares purchased by "affiliates" of the Company (as defined under the Securities Act). Shares purchased by affiliates may not be sold unless the sale is registered under the Securities Act or unless they are sold pursuant to Rule 144 under the Securities Act or another exemption from registration.

  Of the 5,335,791 shares of Common Stock outstanding at the date of this Prospectus, 3,213,956 are held by persons not deemed by the Company to be affiliates. The Underwriters have conditioned the Offering on the receipt of agreements of the holders of substantially all Common Stock purchase warrants, all persons selling shares in the Offering, all holders of registration rights with respect to the Company's securities and all executive officers and directors of the Company, that they will not sell any shares of Common Stock without the consent of Credit Suisse First Boston Corporation, on behalf of the Underwriters, for a period of 180 days following the date of this Prospectus. See "Underwriting" and "Risk Factors--Shares Eligible for Future Sale; Registration Rights; Possible Adverse Effects on Future Market Prices". Any such shares will be tradeable without restriction under Rule 144(k) after the end of the 180 day lock-up period. After the Offering, it is expected that approximately 1,136,000 shares will be held by persons deemed to be affiliates of the Company. These shares will be available for sale in the public market beginning 180 days after the date of this Prospectus (or earlier with the consent of the Underwriters), subject to the restrictions imposed by Rule 144. The holders of certain of the foregoing shares have rights to require the Company to register such shares for resale. See "Certain Relationships and Related Party Transactions".

  In general, under Rule 144 as in effect on the date of this Prospectus, an affiliate of the Company, or any other person (or persons whose shares are aggregated) who has beneficially owned restricted securities for at least one year, will be entitled to sell in any three-month period a number of shares that does not exceed the greater of (i) 1% of the then outstanding shares of Common Stock of the Company (approximately 103,000 shares immediately after the Offering) or (ii) the average weekly trading volume during the four calendar weeks immediately preceding the date on which notice of the sale is filed with the Securities and Exchange Commission. Sales pursuant to Rule 144 are subject to certain requirements relating to manner of sale, notice and availability of current public information about the Company. A person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of the Company at any time during the 90 days immediately preceding the sale and who has beneficially owned restricted shares for at least two years is entitled to sell shares pursuant to Rule 144(k) without regard to the limitations above.

  In addition to the foregoing, there are outstanding at the date of this Prospectus (i) options to purchase 322,500 shares of Common Stock held by persons who are employees of the Company, (ii) options to purchase 496,188 shares of Common Stock beneficially owned by persons who were formerly employees or executives of the Company, and (iii) warrants to purchase 7,588,614 shares of Common Stock issued in connection with certain financing provided to the Company by the Company's controlling shareholders. See "Certain Relationships and Related Transactions". The foregoing options and warrants were issued in unregistered transactions, and the shares issuable upon exercise (other than those to be sold in the Offering) will constitute "restricted securities" within the meaning of Rule 144 and therefore be subject to a one-year holding period from the date such shares are deemed to have been acquired. The holders of the warrants have certain rights to require the Company to register such shares for resale. See "Certain Relationships and Related Party Transactions". Such demand rights may not be exercised within 120 days after the date of this Prospectus.

                                 UNDERWRITING

  Under the terms and subject to the conditions contained in an Underwriting
Agreement dated        , 1998 (the "Underwriting Agreement") among the
Company, the Selling Shareholders and the underwriters named below (the "Underwriters"), for whom Credit Suisse First Boston Corporation ("CSFBC") and BT Alex. Brown Incorporated are acting as representatives (the
"Representatives"), the Underwriters have severally but not jointly agreed to purchase from the Company and the Selling Shareholders the following respective numbers of shares of Common Stock.

                                                                       NUMBER OF
                                UNDERWRITER                             SHARES
                                -----------                            ---------
      Credit Suisse First Boston Corporation..........................
      BT Alex. Brown Incorporated.....................................
                                                                       ---------
          Total....................................................... 6,385,459
                                                                       =========

  Pursuant to the terms of the Underwriting Agreement, the Underwriters may purchase Common Stock purchase warrants from certain of the Selling Shareholders, which warrants would be immediately exercised for shares of Common Stock which will then be included in the Offering.

  The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters will be obligated to purchase all of the shares of Common Stock offered hereby (other than those shares covered by the over-allotment option described below) if any are purchased. The Underwriting Agreement provides that, in the event of a default by an Underwriter, in certain circumstances the purchase commitments of non-defaulting Underwriters may be increased or the Underwriting Agreement may be terminated.

  The Company and certain of the Selling Shareholders have granted to the Underwriters an option, exercisable by CSFBC on behalf of the Underwriters, expiring at the close of business on the 30th day after the date of this Prospectus, to purchase up to 957,819 additional shares of the Common Stock at the initial public offering price less the underwriting discounts and commissions, all as set forth on the cover page of this Prospectus. Such option may be exercised only to cover over-allotments, if any, in the sale of the shares of Common Stock. To the extent such option is exercised, each Underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares of Common Stock as it was obligated to purchase pursuant to the Underwriting Agreement.

  The Company and the Selling Shareholders have been advised by the Representatives that the Underwriters propose to offer the shares of Common Stock to the public initially at the public offering price set forth on the cover page of this Prospectus and, through the Underwriters, to certain
dealers at such price less a concession of $    per share, and the
Underwriters and such dealers may allow a discount of $    per share on sales
to certain other dealers. After the initial public offering, the public offering price and concession and discount to dealers may be changed by the Representatives.

  The Representatives have informed the Company that they do not expect discretionary sales by the Underwriters to exceed 5% of the shares being offered hereby.

  The Underwriters have conditioned the Offering on the agreement of the Company, its executive officers and directors, the holders of substantially all Common Stock purchase warrants, all persons holding registration rights with respect to the Company's securities and the Selling Shareholders that they will not offer, sell, contract to sell, announce their intention to sell, pledge, hypothecate, grant any option to purchase or otherwise dispose of, directly or indirectly, or, in the case of the Company, file with the Securities and Exchange Commission (the "Commission") a registration statement under the Securities Act relating to any additional shares of the Company's Common Stock or securities convertible into or exchangeable or exercisable for any shares of the Company's Common Stock, without the prior written consent of CSFBC for a period of 180 days after the date of this Prospectus, except, in the case of the Company, issuances pursuant to the exercise of stock options granted under the Incentive Plan.

  The Company and the Selling Shareholders have agreed to indemnify the Underwriters against certain liabilities, including civil liabilities under the Securities Act, and to contribute to payments which the Underwriters may be required to make in respect thereof.

  Prior to the Offering, there has been a limited public market for the Common Stock. The initial public offering price for the shares of Common Stock has been negotiated between the Company and the Representatives. Among the factors considered in determining the initial public offering price of the Common Stock were the Company's historical performance, estimates of the business potential and earnings prospects of the Company and its industry in general, an assessment of the Company's management, the market valuation of companies in related businesses, the general condition of the equity securities market, the limited trading history of the Common Stock and other relevant factors. There can be no assurance that the initial public offering price of the Common Stock will correspond to the price at which the Common Stock has traded in the past or will trade in the public market subsequent to the Offering, or that an active public market for the Common Stock will develop and continue after the Offering.

  CSFBC, on behalf of the Underwriters, may engage in over-allotment, stabilizing transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Exchange Act. Over-allotment involves syndicate sales in excess of the offering size, which creates a syndicate short position. Stabilizing transactions permit bids to purchase shares of Common Stock so long as the stabilizing bids do not exceed a specified maximum. Syndicate covering transactions involve purchases of Common Stock in the open market after the distribution has been completed in order to cover syndicate short positions. Penalty bids permit CSFBC, on behalf of the Underwriters, to reclaim a selling concession from a dealer when the shares originally sold by such dealer are purchased in a syndicate covering transaction to cover syndicate short positions. Such over-allotment, stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of shares of Common Stock to be higher than it would otherwise be in the absence of such transactions. These transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

  Certain of the Underwriters have provided certain financial, advisory and investment banking services to the Company and ING in the past.

                         NOTICE TO CANADIAN RESIDENTS

RESALE RESTRICTIONS

  The distribution of the Common Stock in Canada is being made only on a private placement basis exempt from the requirement that the Company and the Selling Shareholders prepare and file a prospectus with the securities regulatory authorities in each province where trades of Common Stock are effected. Accordingly, any resale of the Common Stock in Canada must be made in accordance with applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made in accordance with available statutory exemptions or pursuant to a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the Common Stock.

REPRESENTATIONS OF PURCHASERS

  Each purchaser of Common Stock in Canada who receives a purchase confirmation will be deemed to represent to the Company, the Selling Shareholders and the dealer from whom such purchase confirmation is received that (i) such purchaser is entitled under applicable provincial securities law to purchase such Common Stock without the benefit of a prospectus qualified under such securities laws, (ii) where required by law, that such purchaser is purchasing as principal and not as agent and (iii) such purchaser has reviewed the text above under "Resale Restrictions".

RIGHTS OF ACTION (ONTARIO PURCHASERS)

  The securities being offered are those of a foreign issuer and Ontario purchasers will not receive the contractual right of action prescribed by section 32 of the Regulation under the Securities Act (Ontario). As a result, Ontario purchasers must rely on other remedies that may be available, including common law rights of action for damages or rescission or rights of action under the civil liability provisions of the U.S. federal securities laws.

ENFORCEMENT OF LEGAL RIGHTS

  All of the issuer's directors and officers as well as the experts named herein and the Selling Shareholders may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon the issuer or such persons. All or a substantial portion of the assets of the issuer and such persons and the Selling Shareholders may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against the issuer or such persons in Canada or to enforce a judgment obtained in Canadian courts against the issuer or such persons outside of Canada.

NOTICE TO BRITISH COLUMBIA RESIDENTS

  A purchaser of Common Stock to whom the Securities Act (British Columbia) applies is advised that such purchaser is required to file with the British Columbia Securities Commission a report within ten days of the sale of any Common Stock acquired by such purchaser pursuant to the Offering. Such report must be in the form attached to British Columbia Securities Commission Blanket Order BOR #95/17, a copy of which may be obtained from the Company. Only one such report must be filed in respect of Common Stock acquired on the same date and under the same prospectus exemption.

TAXATION AND ELIGIBILITY FOR INVESTMENT

  Certain purchasers of Common Stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in the Common Stock in their particular circumstances and with respect to the eligibility of the Common Stock for investment by the purchaser under relevant Canadian Legislation.

                                    EXPERTS

  The financial statements of Ladish Co., Inc. as of December 31, 1996 and 1997 and for each of the three years ending December 31, 1997 included in this Prospectus and elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving such reports.

  The financial statements of Stowe Machine Company Incorporated at December 31, 1995 and 1996, and for the years then ended, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                                 LEGAL MATTERS

  The validity of the issuance of the shares of Common Stock offered hereby will be passed upon for the Company by Foley & Lardner, Milwaukee, Wisconsin. Certain legal matters will be passed upon for the Underwriters by Simpson Thacher & Bartlett (a partnership which includes professional corporations), New York, New York.

                            ADDITIONAL INFORMATION

  The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-1 (herein, together with all amendments thereto, called the "Registration Statement") under the Securities Act with respect to the Common Stock offered hereby. Reference is made to the Registration Statement, including the exhibits thereto and the financial statements, notes and schedules filed as a part thereof. This Prospectus, which is a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto, certain items of which are omitted as permitted by the rules and regulations of the Commission. For further information with respect to the Company and the Common Stock offered hereby, reference is made to the Registration Statement and to the financial statements, schedules, and exhibits filed as a part thereof. The Registration Statement, including all schedules and exhibits thereto, may be inspected without charge at the public reference facilities maintained by the Commission at its principal office at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. and at the Commission's regional offices at 7 World Trade Center, 13th floor, New York, New York, and 500 West Madison Street, Suite 1400, Chicago, Illinois. Copies of such material may be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates or may be accessed electronically by means of the Commission's home page on the Internet at http:\\www.sec.gov.

  Statements contained in this Prospectus concerning the contents of any contract or other document are not necessarily complete and, in each instance, reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement or otherwise with the Commission, each such statement being qualified in all respects by such reference.

                                LADISH CO., INC.

                         INDEX TO FINANCIAL STATEMENTS

LADISH CO., INC.
Report of Independent Public Accountants..................................   F-2
Balance Sheets at December 31, 1996 and 1997..............................   F-3
Statements of Operations for the three years ended December 31, 1995, 1996
 and 1997.................................................................   F-4
Statements of Stockholders' Equity for the three years ended December 31,
 1995, 1996 and 1997......................................................   F-5
Statements of Cash Flows for the three years ended December 31, 1995, 1996
 and 1997.................................................................   F-6
Notes to Financial Statements.............................................   F-7
STOWE MACHINE COMPANY INCORPORATED
Report of Independent Auditors............................................  F-19
Balance Sheets at December 31, 1995 and 1996..............................  F-20
Statements of Operations for the two years ended December 31, 1995 and
 1996.....................................................................  F-21
Statements of Cash Flows for the two years ended December 31, 1995 and
 1996.....................................................................  F-22
Notes to Financial Statements.............................................  F-23
Statements of Operations (unaudited) for the three months ended March 31,
 1996 and 1997............................................................  F-27
Statements of Cash Flows (unaudited) for the three months ended March 31,
 1996 and 1997............................................................  F-27

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Stockholders
of Ladish Co., Inc.:

  We have audited the accompanying balance sheets of Ladish Co., Inc., a Wisconsin corporation, as of December 31, 1996 and 1997, and the related statements of operations, stockholders' equity and cash flows for each of the years in the three year period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ladish Co., Inc. as of December 31, 1996 and 1997, and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 1997, in conformity with generally accepted accounting principles.

                                          Arthur Andersen LLP

Milwaukee, Wisconsin,

February 16, 1998

                                LADISH CO., INC.

                                 BALANCE SHEETS

                  (DOLLARS IN THOUSANDS EXCEPT PER SHARE DATA)

                                                               DECEMBER 31,
                                                             ------------------
                          ASSETS                               1996      1997
                          ------                             --------  --------
Current Assets:
  Cash.....................................................  $    102  $    566
  Accounts receivable, less allowance of $300..............    21,757    27,631
  Inventories..............................................    36,006    48,842
  Prepaid expenses and other current assets................       368     2,537
  Net assets of IPD (Note 13)..............................    31,640       --
                                                             --------  --------
    Total current assets...................................    89,873    79,576
                                                             --------  --------
Property, Plant and Equipment:
  Land and improvements....................................     4,156     3,855
  Building and improvements................................    12,504    13,756
  Machinery and equipment..................................    90,418    99,766
  Construction in progress.................................     5,267     6,666
                                                             --------  --------
                                                              112,345   124,043
  Less--Accumulated depreciation...........................   (32,361)  (41,206)
                                                             --------  --------
  Net property, plant and equipment........................    79,984    82,837
Deferred Financing Costs and Other Assets..................       413     3,048
                                                             --------  --------
    Total assets...........................................  $170,270  $165,461
                                                             ========  ========
           LIABILITIES AND STOCKHOLDERS' EQUITY
           ------------------------------------
Current Liabilities:
Current portion of senior debt.............................  $ 22,498  $  2,000
Notes payable..............................................       --        250
Accounts payable...........................................    17,719    15,863
Accrued liabilities--
  Pensions.................................................    15,300     8,293
  Postretirement benefits..................................     5,790     5,567
  Wages and salaries.......................................     5,174     5,501
  Taxes, other than income taxes...........................       295       239
  Interest.................................................       153        96
  Profit sharing...........................................     2,780     2,629
  Other....................................................     4,689     6,846
                                                             --------  --------
    Total current liabilities..............................    74,398    47,284
                                                             --------  --------
Long-Term Liabilities:
Senior debt-less current portion...........................    19,197    25,391
Subordinated debt..........................................    10,153    11,325
Notes payable..............................................       --        750
Pensions...................................................    33,295    28,409
Postretirement benefits....................................    45,315    43,857
Officers' deferred compensation............................     2,224     2,201
Other noncurrent liabilities...............................     1,975     1,227
                                                             --------  --------
    Total long term liabilities............................   112,159   113,160
                                                             --------  --------
    Total liabilities......................................   186,557   160,444
                                                             --------  --------
Stockholders' Equity:
Common stock-authorized 100,000,000, issued and outstanding
 5,139,993 and 5,315,473 shares in each period of $.01 par.        51        53
Additional paid-in capital.................................    35,398    37,798
Accumulated deficit........................................   (51,736)  (32,834)
                                                             --------  --------
    Total stockholders' equity.............................   (16,287)    5,017
                                                             --------  --------
    Total liabilities and stockholders' equity.............  $170,270  $165,461
                                                             ========  ========

  The accompanying notes to financial statements are an integral part of these balance sheets.

                                LADISH CO., INC.

                            STATEMENTS OF OPERATIONS

                  (DOLLARS IN THOUSANDS EXCEPT PER SHARE DATA)

                                                    YEARS ENDED DECEMBER 31,
                                                   ----------------------------
                                                     1995      1996      1997
                                                   --------  --------  --------
Net Sales......................................... $115,738  $162,002  $209,816
Cost of Sales.....................................  128,351   149,637   178,051
                                                   --------  --------  --------
  Gross profit (loss).............................  (12,613)   12,365    31,765
Selling, General and Administrative Expenses......    6,139     6,556     7,378
                                                   --------  --------  --------
  Income (loss) from operations...................  (18,752)    5,809    24,387
Other (Income) Expense:
Interest expense..................................    3,339     3,703     3,334
Other, net........................................       55       (29)      549
                                                   --------  --------  --------
  Income (loss) from continuing operations before
   provision for income taxes.....................  (22,146)    2,135    20,504
Provision for Income Taxes........................      --        --      1,602
                                                   --------  --------  --------
  Income (loss) from continuing operations........  (22,146)    2,135    18,902
Discontinued Operations (Note 13):
Income (loss) from operations of IPD (net of tax
 effect of $-- for all periods)...................    1,214      (262)      --
Loss on disposal of IPD (net of tax effect of $--
 )................................................      --     (8,594)      --
                                                   --------  --------  --------
  Net income (loss)............................... $(20,932) $ (6,721) $ 18,902
                                                   ========  ========  ========
Earnings (Loss) Per Share from Continuing
 Operations (Note 14):
Basic............................................. $  (4.40) $   0.42  $   3.63
                                                   ========  ========  ========
Diluted........................................... $  (4.40) $   0.20  $   1.52
                                                   ========  ========  ========
Net Income (Loss) Per Share:
Basic............................................. $  (4.16) $  (1.32) $   3.63
                                                   ========  ========  ========
Diluted........................................... $  (4.16) $  (0.62) $   1.52
                                                   ========  ========  ========

                                LADISH CO., INC.

                       STATEMENTS OF STOCKHOLDERS' EQUITY

                    (DOLLARS IN THOUSANDS EXCEPT SHARE DATA)

                               COMMON STOCK     ADDITIONAL
                            ------------------   PAID-IN   ACCUMULATED
                             SHARES    AMOUNT    CAPITAL     DEFICIT    TOTAL
                            --------- --------  ---------- ----------- --------
Balance, December 31, 1994  5,029,517 $  5,030   $ 30,194   $(24,083)  $ 11,141
  Net loss                        --       --         --     (20,932)   (20,932)
  Change in par value of
   common stock from $1 to
   no par                         --    30,194    (30,194)       --         --
  Issuance of warrants on
   senior subordinated
   notes                          --       --          40        --          40
                            --------- --------   --------   --------   --------
Balance, December 31, 1995  5,029,517   35,224         40    (45,015)    (9,751)
  Net loss                        --       --         --      (6,721)    (6,721)
  Change in par value of
   common stock from no
   par to $.01                    --   (35,174)    35,174        --         --
  Issuance of warrants on
   senior subordinated
   notes                          --       --          53        --          53
  Exercise of warrants        110,476        1        131        --         132
                            --------- --------   --------   --------   --------
Balance, December 31, 1996  5,139,993       51     35,398    (51,736)   (16,287)
  Net income                      --       --         --      18,902     18,902
  Issuance of common stock    119,166        1        814                   815
  Reduction in valuation
   allowance related to
   pre-fresh start NOLs           --       --       1,519        --       1,519
  Exercise of warrants         56,314        1         67        --          68
                            --------- --------   --------   --------   --------
Balance, December 31, 1997  5,315,473 $     53   $ 37,798   $(32,834)  $  5,017
                            ========= ========   ========   ========   ========


  The accompanying notes to financial statements are an integral part of these statements.

                                LADISH CO., INC.

                            STATEMENTS OF CASH FLOWS

                             (DOLLARS IN THOUSANDS)

                                                     YEARS ENDED DECEMBER 31,
                                                     --------------------------
                                                       1995     1996     1997
                                                     --------  -------  -------
Cash Flows from Operating Activities:
Net income (loss)..................................  $(20,932) $(6,721) $18,902
Adjustments to reconcile net income (loss) to net
 cash provided by (used for) operating activities--
  Depreciation.....................................     8,908    9,136    9,773
  Amortization.....................................       121      151      159
  Payment-in-kind interest on subordinated debt....        12    1,035    1,240
  Reduction in valuation allowance.................       --       --     1,519
  Loss on disposal of IPD..........................       --     8,594      --
  Loss on disposal of property, plant and
   equipment.......................................       --       --       750
Changes in assets and liabilities--
  Accounts receivable..............................    (3,166)  (5,691)  (5,382)
  Inventories......................................    (2,925)  (8,211)  (9,219)
  Net assets of IPD................................    (1,091)  (5,768)     --
  Other assets.....................................      (650)      96     (437)
  Accounts payable and accrued liabilities.........     7,494   17,707  (12,325)
  Other liabilities................................     1,480  (12,702)  (7,115)
                                                     --------  -------  -------
    Net cash provided by (used for) operating
     activities....................................   (10,749)  (2,374)  (2,135)
                                                     --------  -------  -------
Cash Flows from Investing Activities:
Additions to property, plant and equipment.........    (2,865)  (4,997)  (9,217)
Proceeds from sale of property, plant and
 equipment.........................................     1,018       70      984
Acquisition of business............................       --       --    (8,529)
Proceeds from sale of IPD..........................       --       --    36,500
IPD disposition funds placed in escrow.............       --       --    (3,650)
                                                     --------  -------  -------
    Net cash provided by (used for) investing
     activities....................................    (1,847)  (4,927)  16,088
                                                     --------  -------  -------
Cash Flows from Financing Activities:
Repayment of senior debt...........................   (31,665)     --       --
Net proceeds from (repayments of) senior debt......    39,960    1,735  (14,304)
Proceeds from issuance of subordinated debt and
 warrants..........................................     4,000    5,199      --
Issuance of common stock...........................       --       132      815
                                                     --------  -------  -------
    Net cash provided by (used in) financing
     activities....................................    12,295    7,066  (13,489)
                                                     --------  -------  -------
Increase (Decrease) in Cash:                             (301)    (235)     464
Cash, beginning of period..........................       638      337      102
                                                     --------  -------  -------
Cash, end of period................................  $    337  $   102  $   566
                                                     ========  =======  =======
Supplemental Cash Flow Information:
Income taxes paid..................................  $     20  $    14  $   326
Interest paid......................................  $  4,560  $ 4,087  $ 2,595

  The accompanying notes to financial statements are an integral part of these statements.

                               LADISH CO., INC.

                         NOTES TO FINANCIAL STATEMENTS

            (DOLLARS IN THOUSANDS EXCEPT SHARE AND PER SHARE DATA)

(1) BUSINESS INFORMATION--

  Ladish Co., Inc. (the "Company") engineers, produces and markets high-strength, high-technology forged and formed metal components for a wide variety of load-bearing and fatigue-resisting applications in the aerospace, defense and industrial markets, for both domestic and international customers. Net sales to the aerospace, defense and industrial markets were approximately 78%, 12% and 10%, respectively, of total Company net sales in 1997 from continuing operations.

  Through May 30, 1997, Ladish Co., Inc. (the "Company") operated facilities located in Cudahy, Wisconsin; Russellville, Arkansas; and Cynthiana, Kentucky. On May 30, 1997, the Company disposed of its Industrial Products Division ("IPD") which includes the facilities located in Arkansas and Kentucky. (See
Note 13.)

  In June 1997, the Company acquired Stowe Machine Co., Inc., a finished machining operation located in Windsor, Connecticut. (See Note 15.)

  For the years ended December 31, 1995, 1996 and 1997, the Company had one customer that accounted for 23%, 18% and 15% and another customer that accounted for 18%, 17% and 24%, respectively, of net sales from continuing operations. For the years ended December 31, 1996 and 1997, the Company had an additional customer that accounted for 19% and 20%, respectively, of net sales from continuing operations.

  Exports accounted for approximately 31%, 40%, and 42% of the Company sales for the years ended December 31, 1995, 1996 and 1997, respectively. Net sales to Europe constituted approximately 19%, 31% and 32% for the periods ended December 31, 1995, 1996 and 1997, respectively.

  As of December 31, 1997, approximately 84% of the Company's employees are represented by one of eight collective bargaining units. The collective bargaining agreements with most of these units will expire during the year 2000. The Company does not anticipate that work stoppages will arise in connection with the renewal of these agreements in the future.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES--

 (a) Outstanding checks--

  Outstanding payroll and accounts payable checks related to certain bank accounts are recorded as accounts payable in the accompanying balance sheets. These checks amounted to $2,171 and $622 as of December 31, 1996 and 1997, respectively.

 (b) Inventories--

  Inventories are stated at the lower of cost or market using the first-in, first-out (FIFO) valuation method. Inventory costs include material, labor and overhead.

  Inventories consist of the following:

                                                                DECEMBER 31,
                                                               ----------------
                                                                1996     1997
                                                               -------  -------
      Raw materials........................................... $10,867  $19,104
      Work-in-process and finished............................  28,723   34,049
                                                               ----------------
                                                                39,590   53,153
      Less progress payments..................................  (3,584)  (4,311)
                                                               ----------------
        Total inventories..................................... $36,006  $48,842
                                                               ================

                               LADISH CO., INC.

 (c) Property, plant and equipment--

  Additions to property, plant, and equipment are recorded at cost. Tooling costs are expensed as incurred. Depreciation is provided using the straight-line method over the estimated useful lives of the assets, as follows:

             Land improvements......... 30 or 39 years
             Buildings and
              improvements............. 30 or 39 years
             Machinery and equipment... 5 to 12 years

 (d) Goodwill--

  Goodwill represents the excess of the purchase price over the fair value of identifiable net assets relating to the 1997 acquisition of Stowe Machine Co., Inc. (See Note 15.) Goodwill is being amortized on a straight-line basis over 20 years. As of December 31, 1997, unamortized goodwill amounted to $846 and is included in other assets. Amortization expense was $24 for the year ended December 31, 1997.

 (e) Revenue recognition--

  Sales revenue is recognized when products are shipped or in other instances when the customer accepts legal title. Net sales include reductions for returns and allowances, sales discounts and freight out. Progress payments on contracts are generally recognized as a reduction of the related inventory costs.

 (f) Contract settlement adjustments--

  Settlement adjustments applicable to long-term contracts are recognized as an adjustment to sales revenue in the year agreement is reached on the amounts to be received or paid. Losses on individual contracts are recorded as soon as they are identified. Settlement amounts for the years ended December 31, 1995, 1996 and 1997, were not significant.

 (g) Income taxes--

  Deferred income taxes are provided at the enacted marginal rates on the difference between the financial statement and income tax basis of assets and liabilities. Deferred income tax provisions or benefits are based on the change in the deferred tax assets and liabilities from period to period. (See
Note 7.)

 (h) Use of estimates--

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

 (i) Fair value of financial instruments--

  Based on the borrowing rates currently available to the Company for loans with similar terms and maturities, the fair value of long-term debt of the Company approximates book value as of December 31, 1997.

(3) DEBT--

 Senior debt

  On July 7, 1995, the Company entered into a credit agreement with its lender which provided for a $45,000 total credit facility which included an $8,000 term loan. On November 12, 1996, the total credit facility was increased to $53,000. All personal and real property of the Company has been pledged as collateral under the new credit agreement. An affiliated party of this lender is also a significant customer of the Company.

  As of December 31, 1997, the $45,000 revolving credit facility carried an interest rate of commercial paper plus 2%. As of December 31, 1997, the interest rate was approximately 7.6%. The credit facility expires on

                               LADISH CO., INC.

June 30, 2000. To the extent the Company meets certain cash flow provisions of the credit agreement in the future, the interest rate on the revolving credit facility will be reduced by 0.5% effective the month following achievement of the cash flow provisions. The credit line availability is subject to a borrowing base limitation which is calculated based on eligible accounts receivable and inventories reduced by any letters of credit. Letters of credit outstanding total $884 as of December 31, 1995 and 1996, respectively. As of December 31, 1997, the amount available for future borrowing under the revolving credit facility was approximately $23,000.

  The $8,000 term loan is payable in sixteen quarterly installments and commenced on September 30, 1996. The first four quarterly installments were $375 each, the next eight installments are $500 each and the last four installments beginning September 30, 1999 will be $625 each with the last installment due on June 30, 2000. The Company may, at any time, prepay the outstanding balance, but will be subject to a prepayment fee of 1% if the prepayment is prior to July 1, 1999. The term loan carries an interest rate of commercial paper plus 2%. As of December 31, 1996, the interest rate was approximately 7.6%. To the extent the Company meets certain cash flow provisions of the credit agreement in the future, the interest rate on the term loan will also be reduced by 0.5% effective the month following achievement of the cash flow provisions.

  The annual maturities of the Company's term loan are as follows:

             1998.............................. $2,000
             1999..............................  2,250
             2000..............................  1,250
                                                ------
                                                $5,500
                                                ======

  The revolving credit facility and term loan contain covenants including but not limited to restrictions on indebtedness, operations, change in control and the requirement that interest coverage and fixed charge coverage ratios, as defined, be maintained. As of December 31, 1996, the Company was in compliance with all covenants under the credit facility and term loan. Transaction fees incurred in connection with this refinancing were approximately $1,115. The credit agreement provided for a refund of up to $645 of the transaction fees if the Company received an acceptable infusion of capital prior to June 30, 1996. The Company obtained refunds of transaction fees of $344 in December, 1995 and the remaining $301 in February, 1996 as a result of the issuance of senior subordinated notes described below. In addition, the revolving credit facility requires that the Company pay an unused facility fee of 0.25% per annum on the average daily unused balance.

 Senior subordinated secured notes and warrants--

  In December 1995, the Company issued a total of $4,000 of senior subordinated notes ("Notes") to two of the Company's largest stockholders. In February 1996, in a second offering of these Notes, additional proceeds of $5,331 ($132 of these proceeds related to the purchase of common stock under the rights attached to warrants as discussed later in this note) were received by the Company. These Notes carry interest at 12%, are due in December 2000, and include detachable warrants to purchase shares of common stock. Interest is payable quarterly in the form of additional notes also carrying interest at 12%.

  The Notes are secured by a second security interest in substantially all of the Company's assets, and are subordinated to the $53,000 Credit Agreement. The Company has undertaken a number of affirmative and negative covenants including but not limited to restrictions on indebtedness, operations and change in control. The Subordinated Notes include a number of affirmative and negative covenants, including, but not limited to, restrictions on the incurrence of indebtedness junior to obligations under the Credit Agreement and senior to the Subordinated Notes. Upon a change in control of the Company, the Company is required to redeem the

                               LADISH CO., INC.

outstanding Subordinated Notes at a price equal to the outstanding principal amount plus accrued and unpaid interest. At December 31, 1997 the Company was in compliance with all covenants under the Subordinated Notes.

  As stated above, the noteholders also received warrants with each Note purchased. Each warrant entitles the holder to purchase common stock for $1.20 per share. The exercise price may be paid in cash, or by the surrender of already outstanding Ladish common stock, Notes or other warrants having a fair value equal to the exercise price. Based on the total proceeds of $9,331 from the private placement, warrants were issued, which, when exercised, would entitle the holders to purchase 7,775,722 shares of common stock. As of December 31, 1997, 166,790 warrants have been exercised. The warrants expire ten years from the date of issuance. The warrants were recorded as an increase to additional paid-in capital at their stated value which is considered to approximate fair value at the date of issuance.

(4) STOCKHOLDERS' EQUITY--

  In November 1995, the Company's stockholders approved an amendment to the articles of incorporation which increased the number of authorized shares to 100,000,000 and changed the par value of a share of common stock from $1 to "no par". This amendment increased common stock by $30,194 and reduced additional paid-in capital by $30,194.

  In June 1996, the Company's stockholders approved an amendment to the articles of incorporation which changed the par value of a share of common stock from "no par" to $.01 par. This amendment decreased common stock by $35,174 and increased additional paid-in-capital by $35,174.

  In addition to the common stock outstanding, the Board of Directors entered into an agreement in 1993 to issue to a former executive 496,188 options to purchase common stock at an average exercise price of $16.00 per share. All of these options are exercisable but remain outstanding.

  In 1996, the Company adopted the Ladish Co., Inc. 1996 Long-Term Incentive Plan (the "Plan"). Under the Plan, incentive stock options may be granted to employees of the Company, which expire ten years from the grant date. The options vest over four years. In September 1996, the Company issued 433,333 options under the Plan. As of December 31, 1997, 110,833 of these options have been exercised. The Company has reserved 400,000 shares for future issuance under the Plan.

  The Company accounts for its option grants using the intrinsic value based method pursuant to APB Opinion No. 25 and Statement of Financial Accounting Standards No. 123 ("SFAS 123") under which no compensation expense was recognized in 1995 and 1996. Had compensation cost for these options been determined pursuant to the fair value method under SFAS 123, the Company's net loss and earnings per share from continuing operations would have been reduced by the following pro forma amounts:

                                 1995               1996             1997
                           ------------------  --------------- ----------------
                              AS       PRO        AS     PRO      AS      PRO
                           REPORTED   FORMA    REPORTED FORMA  REPORTED  FORMA
                           --------  --------  -------- ------ -------- -------
Net income (loss)......... $(22,146) $(22,146)  $2,135  $1,523 $18,902  $17,315
Diluted earnings (loss)
 per share................ $  (4.40) $  (4.40)  $ 0.20  $ 0.14 $  1.52  $  1.39

  Because the SFAS 123 method of accounting has not been applied to options granted prior to January 1, 1995, and additional awards in future years are anticipated, the effect of applying SFAS 123 in the above pro forma disclosure is not indicative of future amounts.

                               LADISH CO., INC.

  The fair value of the 1995 and 1996 option grants used to compute the pro forma amounts above was estimated on the date of the grant using the Minimum Value option pricing model with the following assumptions used for grants in 1995 and 1996 respectively: risk free interest rate of 6%, expected remaining lives of 10 years, and market value of $6.00. The weighted average minimum value of options granted in 1995, 1996 and 1997 was $0.00, $5.65 and $14.65, respectively.

                                   1995             1996             1997
                             ---------------- ---------------- ----------------
                                     WEIGHTED         WEIGHTED         WEIGHTED
                                     AVERAGE          AVERAGE          AVERAGE
                                     EXERCISE         EXERCISE         EXERCISE
                             OPTIONS  PRICE   OPTIONS  PRICE   OPTIONS  PRICE
                             ------- -------- ------- -------- ------- --------
Outstanding at beginning of
 Period..................... 220,528  $12.00  385,924  $14.57  929,521  $11.34
  Granted................... 165,396   18.00  543,597    9.04      --      --
  Exercised.................     --      --       --      --   110,833    6.00
  Canceled..................     --      --       --      --       --      --
Outstanding at end of
 Period..................... 385,924  $14.57  929,521  $11.34  818,688  $12.06
Exercisable at end of
 Period..................... 385,924  $14.57  604,521  $14.21  602,021  $14.24

  The options outstanding at December 31, 1997 consist of the following:

                                                                           WEIGHTED
                                                       WEIGHTED             AVERAGE
       RANGE OF                                         AVERAGE            REMAINING
       EXERCISE               NUMBER                   EXERCISE           CONTRACTUAL
        PRICES        OUTSTANDING/EXERCISABLE            PRICE               LIFE
       --------       -----------------------          --------           -----------
      $5 to $10           322,500/105,833               6.00/6.00             9.0
      $10 to $15          220,528/220,528             12.00/12.00             7.0
      $15 to $20          165,396/165,396             18.00/18.00             8.0
      $20 to $25          110,264/110,264             21.00/21.00             9.0
                          ---------------             -----------             ---
                          818,688/602,021             12.06/14.24             8.3
                          ===============             ===========             ===

(5) RESEARCH AND DEVELOPMENT--

  Research and Development costs are expensed as incurred. These costs of continuing operations were $3,783, $3,384 and $3,427 in 1995, 1996 and 1997, respectively. Research and Development costs funded by customers, amounting to $1,535, $885 and $1,071 from continuing operations in 1995, 1996 and 1997, respectively, have been recorded as sales. Consistent with the Company's revenue recognition policies, revenues from Research and Development funded by customers are recognized when the related product is shipped or the services are provided.

(6) LEASES--

  Certain office and warehouse facilities and equipment are leased under noncancelable operating leases expiring on various dates through 2001. Rental expense from continuing operations was $292, $266 and $284 in 1994, 1995 and 1996, respectively.

  Minimum lease obligations under noncancelable operating leases are as follows:

             1998................................ $327
             1999................................  275
             2000................................   82
             2001................................   51
             2002 and thereafter.................   45
                                                  ----
               Total............................. $780
                                                  ====

                             LADISH CO., INC.

(7) INCOME TAXES--

  As a result of a financial restructuring completed on April 30, 1993, tax net operating loss ("NOL") carryforwards generated prior to the financial restructuring are limited under the Internal Revenue Code by a formula based upon the Company's stockholders' equity of $35,180 as of April 30, 1993, which was calculated in conjunction with fresh start reporting and approximated fair market value at that date. The annual use of this NOL carryforward is limited to the lesser of the Company's taxable income or the NOL allowed to be used under the formula. Each year under the formula, approximately $2,100 of the NOL generated prior to the financial restructuring is available for use. Any amount not used in the current or previous years is allowed to be used in subsequent years. These NOL carryforwards may be used to offset taxable income through the year 2007. Based on these limitations and certain other factors, a valuation allowance has been recorded against the entire amount of the Company's net deferred tax assets. Any tax benefit that is realized in subsequent years from the reduction of the valuation allowance established at or prior to the financial restructuring will be recorded as an addition to paid-in capital.

  In addition, NOL carryforwards generated subsequent to the financial restructuring of approximately $14,000, $20,000 and $15,000 for the eight months ended December 31, 1993, and for the years ended December 31, 1994 and 1995, respectively, are available to offset future taxable income through the years 2008, 2009 and 2010, respectively. The Company has also recorded a valuation allowance against the entire amount of these net deferred tax assets. Any tax benefit that is realized in subsequent years from the utilization of these NOL carryforwards will be recorded as a reduction of future income tax provisions.

  Components of the deferred income taxes are as follows:

                                                              DECEMBER 31,
                                                            ------------------
                                                              1996      1997
                                                            --------  --------
      Current deferred tax assets:
        Inventory adjustments.............................. $  1,048  $  1,166
        Accrued employee costs.............................    1,606     1,391
        Pension benefits...................................    2,777     3,031
        Postretirement health care benefits................    2,316     2,227
        Other..............................................      416     1,069
                                                            --------  --------
          Total current deferred tax assets................    8,163     8,884
      Current valuation allowance..........................   (8,163)   (8,884)
                                                            --------  --------
          Net current deferred taxes....................... $    --   $    --
                                                            ========  ========
      Noncurrent deferred tax assets and liabilities:
        Property, plant and equipment...................... $(21,700) $(19,522)
        Operating loss carryforwards.......................   32,984    22,815
        Pension benefits...................................   14,191    12,244
        Postretirement health care benefits................   18,126    17,543
        Other..............................................    2,038     1,402
                                                            --------  --------
          Total net noncurrent deferred tax assets.........   45,639    34,482
      Noncurrent valuation allowance.......................  (45,639)  (34,482)
                                                            --------  --------
          Net noncurrent deferred taxes.................... $    --   $    --
                                                            ========  ========

  A summary of the Company's effective tax rates is as follows:

                                                       1995     1996    1997
                                                     --------  ------  -------
          Pretax book income........................ $(22,146) $2,135  $20,504
                                                     ========  ======  =======
          Federal tax at statutory rate............. $ (7,751) $  747  $ 7,176
          State tax at statutory rate...............   (1,107)    107    1,158
          Post fresh start net operating losses
           created (used) by operations.............    8,858    (854)  (6,732)
                                                     --------  ------  -------
            Total provision......................... $    --   $  --   $ 1,602
                                                     ========  ======  =======
          Effective tax rate........................      --      --      7.8%
                                                     ========  ======  =======

                             LADISH CO., INC.

(8) PENSION PLANS--

  The Company has noncontributory defined benefit pension plans ("Plans") covering substantially all employees. Plans covering salaried and management employees provide pension benefits that are based on the highest five consecutive years of an employee's compensation during the last ten years prior to retirement. Plans covering hourly employees and union members generally provide benefits of stated amounts for each year of service. The Company's funding policy is to contribute annually the minimum amount required under the Employee Retirement Income Security Act of 1974. The Plans' assets are primarily invested in U.S. Government securities, corporate bonds and common stocks.

  A Summary of the Plans' funded status and amounts reflected in the balance sheets is as follows:

                                                           DECEMBER 31, 1996
                                                        -----------------------
                                                          ASSETS    ACCUMULATED
                                                          EXCEED     BENEFITS
                                                        ACCUMULATED   EXCEED
                                                         BENEFITS     ASSETS
                                                        ----------- -----------
      Actuarial present value of benefit obligations:
        Vested benefit obligations.....................  $ (71,985)  $(86,073)
                                                         =========   ========
        Accumulated benefit obligations................  $ (75,053)  $(93,508)
                                                         =========   ========
        Projected benefit obligations..................  $ (76,480)  $(93,508)
        Plan assets at fair value......................     94,998     56,263
                                                         ---------   --------
          Plan assets in excess of (less than)
           projected benefit obligations...............     18,518    (37,245)
        Unrecognized net gain..........................    (19,043)   (13,188)
        Unrecognized prior service cost................        242      2,163
        Adjustment to recognize minimum liability......         --        (42)
                                                         ---------   --------
          Accrued pension cost.........................  $    (283)  $(48,312)
                                                         =========   ========
                                                           DECEMBER 31, 1997
                                                        -----------------------
                                                          ASSETS    ACCUMULATED
                                                          EXCEED     BENEFITS
                                                        ACCUMULATED   EXCEED
                                                         BENEFITS     ASSETS
                                                        ----------- -----------
      Actuarial present value of benefit obligations:
        Vested benefit obligations.....................  $(108,793)  $(55,625)
                                                         =========   ========
        Accumulated benefit obligations................  $(115,391)  $(59,788)
                                                         =========   ========
        Projected benefit obligations..................  $(118,032)  $(59,788)
        Plan assets at fair value......................    144,209     39,109
                                                         ---------   --------
          Plan assets in excess of (less than)
           projected benefit obligations...............     26,177    (20,679)
        Unrecognized net gain..........................    (36,419)    (7,919)
        Unrecognized prior service cost................      1,079      1,059
                                                         ---------   --------
          Accrued pension cost.........................  $  (9,163)  $(27,539)
                                                         =========   ========

  Net periodic pension cost includes the following components:

                                                        DECEMBER 31,
                                                 ----------------------------
                                                   1995      1996      1997
                                                 --------  --------  --------
      Service cost-benefits earned during the
       period................................... $  1,624  $  1,595  $  1,426
      Interest cost on projected benefit
       obligation...............................   14,469    14,013    14,070
      Actual return on plan assets..............  (28,029)  (17,303)  (35,145)
      Net amortization and deferral.............   16,164     5,501    21,660
      Curtailment gain..........................      --       (445)      --
                                                 --------  --------  --------
        Net periodic pension cost............... $  4,228  $  3,361  $  2,011
                                                 ========  ========  ========

                               LADISH CO., INC.

  Assumptions used in the determination of net periodic pension cost for these periods are:

                                                                 DECEMBER 31,
                                                               -----------------
                                                               1995  1996  1997
                                                               ----- ----- -----
      Discount rate........................................... 8.25% 7.75% 8.25%
      Rate of increase in compensation levels................. 4.50% 2.00% 2.00%
      Expected long-term rate of return on assets............. 8.00% 8.00% 9.25%

  The actuarial present value of the projected benefit obligation was determined utilizing a discount rate of 8.25% and 7.75% as of December 31, 1996 and 1997, respectively. The decrease in the discount rate resulted in an increase in the accumulated benefit obligation of approximately $6,794 as of December 31, 1997.

  Certain employees are covered by union-sponsored, collectively-bargained, multi-employer pension plans.

  The actuarial calculation of the Company's minimum funding pension payment due in 1998 for 1997 and 1998 is $8,293. This amount is shown as a current liability on the balance sheet as of December 31, 1997.

  Due to the sale of IPD, the Company experienced a gain of $445 in 1996 related to the pension benefit plans that are being placed in curtailment. The Company will remain liable for the plans and will continue to administer the plans. This gain is reflected as a component of the loss on the sale of IPD.

  In October 1997, the Company reached an agreement with the Pension Benefit Guaranty Corporation whereby the Company will increase funding of the plans.

(9) POSTRETIREMENT HEALTH CARE AND LIFE INSURANCE BENEFITS--

  In addition to pension benefits, employees are provided certain postretirement health care and life insurance benefits. Substantially all of the employees may become eligible for these benefits when they retire. The Company accrues, as current costs, the future lifetime retirement benefits for both active and retired employees and their dependents. Steps have been taken by the Company to reduce the amount of the future obligation for postretirement benefits of future retirees by capping the amount of funds payable on behalf of the retirees.

  Amounts reflected in the balance sheets for postretirement benefit obligations are as follows:

                                                                DECEMBER 31,
                                                               ----------------
                                                                1996     1997
                                                               -------  -------
      Retirees................................................ $37,838  $43,879
      Fully eligible active plan participants.................   2,984    3,535
      Other active plan participants..........................   6,034    7,485
                                                               -------  -------
        Accumulated postretirement benefit obligation.........  46,856   54,899
      Unrecognized net gain (loss)............................   4,615   (5,475)
      Curtailment gain........................................    (366)     --
                                                               -------  -------
        Postretirement liability.............................. $51,105  $49,424
                                                               =======  =======

                               LADISH CO., INC.

  Net periodic postretirement benefit cost includes the following components:

                                                             DECEMBER 31,
                                                         ----------------------
                                                          1995    1996    1997
                                                         ------  ------  ------
      Service cost benefits earned during the period.... $  369  $  380  $  343
      Interest cost on accumulated postretirement
       benefit obligation...............................  4,015   3,890   3,619
      Net amortization and deferral.....................    (38)    (56)    (77)
      Curtailment gain..................................    --     (366)    --
                                                         ------  ------  ------
        Net periodic postretirement benefit cost........ $4,346  $3,848  $3,885
                                                         ======  ======  ======

   Assumptions used in the determination of net periodic postretirement benefit cost for these periods are:

                                                            DECEMBER 31,
                                                        --------------------
                                                         1995   1996   1997
                                                        ------ ------ ------
      Discount rate                                      8.25%  7.75%  8.25%
      Inflation--
        Retirees as of 1991
        Pre-65 Medical trending rate
          --initial                                     13.00% 12.00% 11.00%
          --ultimate                                     7.00%  7.00%  7.00%
        Post-65 Medical trending rate
          --initial                                      8.00%  7.50%  7.00%
          --ultimate                                     5.00%  5.00%  5.00%
        Retirees Subsequent to 1991
          --initial and ultimate medical trending rate   3.00%  3.00%  3.00%

  The initial rates used for the retirees as of 1991, are estimated to decrease at a rate of 1% and .5% for the pre-65 and post-65 retiree populations, respectively, until they reach the ultimate medical trending rate.

  An increase of 1% in the assumed medical trending rate for each future year would increase the accumulated postretirement benefit obligation as of December 31, 1996 and 1997, by approximately $2,342 and $2,817, respectively, and the aggregate of the service and interest cost components of net periodic postretirement benefit cost by approximately $223 for the year ended December 31, 1997.

  The accumulated postretirement benefit obligation was determined utilizing a discount rate of 8.25% and 7.75% as of December 31, 1996 and 1997, respectively. The decrease in the discount rate resulted in an increase of the accumulated postretirement benefit obligation of approximately $1,922 as of December 31, 1997.

  Due to the sale of IPD, the Company experienced a gain of $366 in 1996 related to the postretirement benefits that are being placed in curtailment. This gain is reflected as a component of the loss on the sale of IPD.

(10) OFFICERS' DEFERRED COMPENSATION PLAN--

  Certain officers have deferred compensation agreements which, upon retirement, provide them with, among other things, supplemental pension and other postretirement benefits. An accumulated liability of $2,224 and $2,201 as of December 31, 1996 and 1997, respectively, has been recorded under these agreements as actuarially determined. The expense was $208, $169 and $165 in 1995, 1996 and 1997, respectively.

                               LADISH CO., INC.

(11) PROFIT SHARING--

  Effective January 1, 1996, the Company initiated a profit sharing program in which substantially all of the employees are eligible to participate. The profit sharing payout is derived from a formula based on pretax income and is payable no later than February 15th of the subsequent year. The expense was $2,780 and $2,629 for the years ended December 31, 1996 and 1997.

(12) COMMITMENTS AND CONTINGENCIES--

  The Company is involved in various stages of investigation relative to environmental protection matters relating to various waste disposal sites. The potential costs related to such matters and the possible impact thereof on future operations are uncertain due in part to uncertainty as to the extent of the pollution, the complexity of government laws and regulations and their interpretations, the varying costs and effectiveness of alternative cleanup technologies and methods, and the questionable level of the Company's involvement. The Company has made provisions in the financial statements for potential losses related to these matters. The Company does not anticipate such losses will have a material impact on the financial statements beyond the aforementioned provisions.

  Various other lawsuits and claims arising in the normal course of business are pending against the Company and such losses are not expected to be material to the financial statements.

  In 1995, the Company resolved a dispute with a previous owner of the Company. The resolution of this dispute resulted in the Company recovering $1,650 of costs incurred in prior years associated with the indemnification of another lawsuit. This recovery was recorded as discontinued operations in the 1995 statement of operations.

(13) DISCONTINUED OPERATIONS--

  Subsequent to year end, the Board of Directors approved of the disposition of the Company's Industrial Products Division ("IPD") which includes two facilities located in Arkansas and Kentucky. The disposal date was May 30, 1997 and substantially all IPD assets were sold to a third party buyer for approximately $36,500 in cash subject to a working capital adjustment. Ten percent of the cash proceeds ($3,650) was placed in an escrow account to secure certain representations made by the Company in connection with the sale. $1,825 of the total escrow is reflected on the balance sheet as other current assets and $1,825 as other noncurrent assets. The proceeds from the sale of IPD will be used for minimum pension funding requirements and to reduce the outstanding bank debt.

  The net results of these operations prior to December 31, 1996 are included in the consolidated statements of operations under "discontinued operations." Sales for IPD were $44,348 and $46,034 for the years ended December 31, 1995 and 1996, respectively.

  The operating results of IPD include an interest allocation based upon net assets of IPD. Interest expense allocated to the discontinued operation was $1,178 and $1,422 for the years ended December 31, 1995 and 1996, respectively.

  The loss on disposal of IPD reflected in the consolidated statements of operations includes the write-down of the assets of IPD to estimated net realizable value, estimated operating losses incurred by IPD during the period of January 1, 1997 through May 30, 1997 and the estimated disposal costs of these operations. Subsequent to year end, the Kentucky facility of IPD sustained significant flood damage which, in management's opinion, is covered by insurance, less a $1,300 deductible. The deductible related to the flood damage is included in the loss on disposal of IPD.

                               LADISH CO., INC.

  The net assets of IPD as shown on the balance sheet as of December 31, 1996 consist of the following:

      Current assets (primarily receivables and inventory)............. $23,838
      Property and equipment, net......................................  19,933
      Current liabilities..............................................  (2,726)
      Writedown of IPD net assets to net realizable value..............  (4,545)
                                                                        -------
                                                                         36,500
      Provision for operating losses and disposal costs of IPD.........  (4,860)
                                                                        -------
        Total IPD net assets........................................... $31,640
                                                                        =======

(14) EARNINGS PER SHARE--

  In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128, "Earnings Per Share" ("SFAS 128"). The standard requires the disclosure of two earnings per share amounts--"basic earnings per share of common stock" and "diluted earnings per share of common stock." The computation of diluted earnings per share is similar to the Company's previous computation of "earnings per share of common stock."

  Basic earnings per share of common stock is computed by dividing net earnings from operations by the weighted average number of common shares outstanding during the period. Diluted earnings per share of common stock is computed by dividing net earnings from operations by the average number of common shares and common share equivalents related to the assumed exercise of stock options and warrants.

  The following shares were used to calculate basic and diluted earnings per share:

                                                         DECEMBER 31,
                                                -------------------------------
                                                  1995       1996       1997
                                                --------- ---------- ----------
      Average shares of common stock
       outstanding............................. 5,029,517  5,091,957  5,208,251
      Incremental shares applicable to common
       stock options and warrants..............       --   5,765,953  7,261,567
                                                --------- ---------- ----------
      Average common shares adjusted........... 5,029,517 10,857,910 12,469,818
                                                ========= ========== ==========

  The shares outstanding used to compute diluted earnings per share for 1995, 1996 and 1997 excluded outstanding options to purchase 385,924, 275,660 and 275,660 shares of common stock, respectively, at weighted average exercise price of $14.57, $19.20 and $19.20, respectively. The options were excluded because their exercise prices were greater than the average market price of the common shares during each respective year and their inclusion in the computation would have been antidilutive.

  The Company adopted SFAS 128 effective for the year ended December 31, 1997. All earnings per share amounts for prior years have been retroactively restated.

(15) ACQUISITION--

  On June 16, 1997, the Company completed the purchase of certain assets and assumption of certain liabilities of Stowe Machine Co., Inc. (Stowe). The purchase price was composed of approximately $8,500 in cash and a note payable for $1,000. The Company borrowed an additional $5,200 on its senior bank debt to finance a portion of the cash paid.

                               LADISH CO., INC.

  The acquisition has been accounted for using the purchase method of accounting. Accordingly, the net assets are included in the Company's Consolidated Balance Sheets as of December 31, 1997 based upon their estimated fair values at the acquisition's effective date of June 16, 1997. The Company's Consolidated Statements of Operations do not include the revenues and expenses of Stowe prior to this date. The excess of the purchase price over the estimated fair value of the net assets acquired (goodwill) of approximately $870 will be amortized on a straight-line basis over 20 years. The purchase price allocation is based on the fair value of the net assets acquired. There are no remaining contingencies that will impact the overall purchase price.

 Supplemental pro forma results of operations (Unaudited)--

  The following unaudited pro forma summary presents the consolidated results of operations as if the acquisition had occurred at the beginning of the periods presented and does not purport to be indicative of what would have occurred had the acquisition actually been made as of such date or of results which may occur in the future.

                                                                 1996     1997
                                                               -------- --------
      Net sales............................................... $169,890 $213,519
      Net income from continuing operations...................    2,176   18,714
      Diluted earnings per share from continuing operations...     0.20     1.50

(16) VALUATION AND QUALIFYING ACCOUNTS--

                                            PROVISION
                                BALANCE AT  CHARGED TO   PAYMENTS
                               BEGINNING OF PROFIT AND AND ACCOUNTS BALANCE AT
                                   YEAR        LOSS    WRITTEN OFF  END OF YEAR
                               ------------ ---------- ------------ -----------
Year ended December 31, 1995
  Allowance for doubtful
   accounts...................     $450       $  44        $44         $450
                                   ====       =====        ===         ====
Year ended December 31, 1996
  Allowance for doubtful
   accounts...................     $450       $(121)       $29         $300
                                   ====       =====        ===         ====
Year ended December 31, 1997
  Allowance for doubtful
   accounts...................     $300       $   9        $ 9         $300
                                   ====       =====        ===         ====

                        REPORT OF INDEPENDENT AUDITORS

Stockholders and Board of Directors
Stowe Machine Company Incorporated

  We have audited the accompanying balance sheets of Stowe Machine Company Incorporated as of December 31, 1995 and 1996, and the related statements of operations and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Stowe Machine Company Incorporated at December 31, 1995 and 1996, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

                                          Ernst & Young LLP

Hartford, Connecticut
March 24, 1997

                       STOWE MACHINE COMPANY INCORPORATED

                                 BALANCE SHEETS

                                                              DECEMBER 31,
                                                          ---------------------
                                                             1995       1996
                                                          ---------- ----------
ASSETS
Current assets:
  Cash................................................... $  102,405 $   59,987
  Accounts receivable....................................    569,109    651,519
  Inventories............................................  3,278,411  3,463,044
  Deferred state income taxes............................      5,210     10,587
  Prepaid expense........................................     12,658     13,356
                                                          ---------- ----------
    Total current assets.................................  3,967,793  4,198,493
Property, plant and equipment:
  Land and land improvements.............................    255,881    279,924
  Buildings..............................................    731,595    731,595
  Machinery and equipment................................  5,266,146  5,354,874
  Furniture, fixtures and automobiles....................     72,573     72,573
                                                          ---------- ----------
                                                           6,326,195  6,438,966
  Less accumulated depreciation..........................  4,186,713  4,373,767
                                                          ---------- ----------
                                                           2,139,482  2,065,199
Intangible assets, net of accumulated amortization of
 $93,301 in 1995 and $106,349 in 1996....................     65,964     52,916
                                                          ---------- ----------
    Total assets......................................... $6,173,239 $6,316,608
                                                          ========== ==========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Demand notes payable to officers....................... $   80,000 $   80,000
  Accounts payable.......................................    406,818    748,312
  Accrued expenses.......................................    495,416    552,146
  Interest payable.......................................     27,609     20,282
  State income taxes payable.............................        --      27,496
  Current portion of long-term debt......................    963,938    620,947
                                                          ---------- ----------
    Total current liabilities............................  1,973,781  2,049,183
Long-term debt:
  Notes payable, less current portion....................  2,877,490  2,656,543
  Notes payable to officers..............................    383,333    283,334
                                                          ---------- ----------
                                                           3,260,823  2,939,877
Deferred state income taxes..............................    104,949    111,420
Stockholders' equity:
  Common stock, $100 par value:
    Authorized--10,000 shares
    Issued and outstanding--577 shares...................     57,700     57,700
  Additional paid-in capital.............................    242,300    242,300
  Retained earnings......................................    533,686    916,128
                                                          ---------- ----------
    Total stockholders' equity...........................    833,686  1,216,128
                                                          ---------- ----------
      Total liabilities and stockholders' equity......... $6,173,239 $6,316,608
                                                          ========== ==========

  The accompanying notes to financial statements are an integral part of these financial statements.

                       STOWE MACHINE COMPANY INCORPORATED

                            STATEMENTS OF OPERATIONS

                                                         YEAR ENDED DECEMBER
                                                                 31,
                                                        ----------------------
                                                           1995        1996
                                                        ----------  ----------
Net sales.............................................. $6,854,037  $7,887,583
Cost of sales..........................................  5,592,343   6,470,349
  Selling, general and administrative expenses.........    477,217     473,583
                                                        ----------  ----------
                                                         6,069,560   6,943,932
                                                        ----------  ----------
Income from operations.................................    784,477     943,651
Interest expense.......................................    494,536     444,183
                                                        ----------  ----------
Income before provision for income taxes and
 extraordinary charge..................................    289,941     499,468
State income taxes.....................................     18,209      31,992
                                                        ----------  ----------
Income before extraordinary charge.....................    271,732     467,476
  Extraordinary charge.................................    (75,702)    (85,034)
                                                        ----------  ----------
Net income............................................. $  196,030  $  382,442
                                                        ==========  ==========


  The accompanying notes to financial statements are an integral part of these financial statements.

                       STOWE MACHINE COMPANY INCORPORATED

                            STATEMENTS OF CASH FLOWS

                                                          YEAR ENDED DECEMBER
                                                                  31,
                                                          --------------------
                                                            1995       1996
                                                          ---------  ---------
Cash Flows from Operating Activities:
Net income..............................................  $ 196,030  $ 382,442
Adjustments to reconcile net income to net cash provided
 by operating activities:
  Depreciation and amortization.........................    181,812    200,102
  Changes in assets and liabilities:
    Accounts receivable.................................     58,505    (82,410)
    Inventories and prepaid expenses....................    267,728   (185,331)
    Accounts payable, accrued expenses, interest payable
     and state income
     taxes payable......................................   (179,369)   418,393
    Deferred state income taxes.........................     12,109      1,094
                                                          ---------  ---------
      Net cash provided by operating activities.........    536,815    734,290
Cash Flows Used by Investing Activities:
Additions for property, plant and equipment.............   (589,692)  (112,771)
                                                          ---------  ---------
Net cash used by investing activities...................   (589,692)  (112,771)
Cash Flows Used by Financing Activities:
Principal borrowings on long-term debt..................    575,865        --
Principal payments on notes payable to officers.........   (100,000)   (99,999)
Principal payments on long-term debt....................   (503,156)  (563,938)
                                                          ---------  ---------
Net cash used by financing activities...................    (27,291)  (663,937)
                                                          ---------  ---------
      Net (decrease) increase in cash...................    (80,168)   (42,418)
Cash, beginning of period...............................    182,573    102,405
                                                          ---------  ---------
Cash, end of period.....................................  $ 102,405  $  59,987
                                                          =========  =========


  The accompanying notes to financial statements are an integral part of these financial statements.

                      STOWE MACHINE COMPANY INCORPORATED

                         NOTES TO FINANCIAL STATEMENTS

                               DECEMBER 31, 1996

1. BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

 Description of Business

  Stowe Machine Company Incorporated (the Company) is a manufacturer of machined components for the jet engine industry. It has special machining capabilities which are applied to cylindrical forgings of titanium or nickel alloy. The Company had three customers that accounted for 45%, 30% and 10% of net sales for the year ended December 31, 1995, and 55%, 25% and 5% of net sales for the year ended December 31, 1996. The Company's three primary customers, one of which is the U.S. Government, account for approximately eighty-five percent of sales, and the Company has not experienced losses related to accounts receivable in the past.

 Inventories

  Inventories are stated at the lower cost or market. Cost is determined by the last-in, first-out (LIFO) method.

  On orders where the Company is either the prime contractor or a subcontractor for the U.S. Government, the Company is entitled to receive progress payments prior to shipment. Inventories are reduced for payments received on orders which have not been shipped at year-end.

 Property, Plant and Equipment

  Property, plant and equipment is stated on the basis of cost. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets.

 Income Taxes

  The Company operates under Subchapter S of the Internal Revenue Code, and consequently, it is not subject to federal income tax; the stockholders include the Company's income in their own income for federal income tax purposes.

  Deferred state income taxes are provided on the temporary differences between financial statement and tax bases of assets and liabilities using enacted tax rates in effect in the years in which such differences are expected to reverse.

 Intangible Assets

  Intangible assets consist of deferred financing costs which are being amortized on a straight-line basis over the terms of the related agreements (seven years).

 Use of Estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                      STOWE MACHINE COMPANY INCORPORATED

2. LONG-TERM DEBT AND EXTRAORDINARY CHARGE

  Long-term debt consisted of the following:

                                                              1995       1996
                                                           ---------- ----------
      People's term note A, prime plus 1.25%, payable
       October 1, 2001...................................  $1,333,334 $1,104,762
      People's term note B, prime plus 1.25%, payable
       October 1, 2001...................................     368,850    342,150
      People's term note C, prime plus 1.25%, payable
       October 1, 2001...................................     832,565    689,705
      People's revolving credit note, prime plus 1.25%,
       payable July 31, 1998.............................     360,000    300,000
      Mortgage note payable, 15% interest, maturing March
       1, 2001. Secured by the mortgage on property and
       is subordinate to the above People's debt.........     796,679    690,873
      Promissory notes payable to officers, prime plus
       1.25%, payable October 1, 1999....................     383,333    283,334
      Promissory note payable, 12% interest, payable
       April 1, 1999.....................................     150,000    150,000
                                                           ---------- ----------
                                                            4,224,761  3,560,824
      Less current portion...............................     963,938    620,947
                                                           ---------- ----------
                                                           $3,260,823 $2,939,877
                                                           ========== ==========

  The Company has three term promissory notes and a revolving line of credit with People's Bank (People's). Term note A is to be repaid commencing November 1, 1994 in eighty-four consecutive monthly principal payments of $19,048. Term note B is to be repaid commencing on November 1, 1994 in eighty-three consecutive monthly principal payments of $2,225, followed by a single payment of $215,325. Term note C is to be repaid commencing on November 1, 1994 in eighty-four consecutive monthly principal payments of $11,905. Interest on the unpaid principal balance of all the loans is due monthly at People's base rate plus 1.75% (10.25% at December 31, 1995). The People's notes are secured by accounts receivable, inventory and property, plant and equipment. Additionally, repayment of up to 75% of the total amount borrowed on term note C has been guaranteed by the Small Business Administration.

  In July 1996, the term promissory notes and revolving credit note agreement with People's Bank was amended, changing the interest rate to the People's base rate plus 1.25% (9.5% at December 31, 1996) and increasing the borrowing capacity and expiration date under the revolving credit note to $800,000 and July 1998, respectively.

  Aggregate scheduled annual maturities of long-term debt during each of the five years subsequent to 1996 are as follows:

             1997.......................... $  620,947
             1998..........................    940,690
             1999..........................    796,940
             2000..........................    590,208
             2001..........................    612,039
                                            ----------
                                            $3,560,824
                                            ==========

  In 1989, the Company retired outstanding senior secured notes early. The related agreement required the Company, among other things, to pay an amount equal to 6% of the gross profit each year, up to and including

                      STOWE MACHINE COMPANY INCORPORATED
fiscal 1998, or until the total paid equals $550,545, whichever comes first. As of December 31, 1996 the total amount paid or accrued was $520,537, of which $397,537 is included in accrued expenses. The early extinguishment of the debt resulted in extraordinary charges of $85,034 in 1996 and $75,702 in 1995; there were no state income tax effects.

  Interest paid on the above obligations in 1996 and 1995 was $429,130 and $477,670, respectively.

3. INVENTORIES

  The components of inventories were as follows:

                                                             DECEMBER 31,
                                                         ----------------------
                                                            1995        1996
                                                         ----------  ----------
      Raw materials..................................... $  241,185  $  490,196
      Work in process...................................  1,260,901   1,263,738
      Finished goods....................................  1,973,077   1,977,482
      Inventory owned by U.S. Government................    (25,303)        --
                                                         ----------  ----------
                                                          3,449,860   3,731,416
      Less LIFO reserve.................................    171,449     268,372
                                                         ----------  ----------
                                                         $3,278,411  $3,463,044
                                                         ==========  ==========

4. DEMAND NOTES PAYABLE TO OFFICERS

  F. Robert and William R. Petricone, executive officers, have loaned the Company $80,000 for working capital purposes. The notes are payable on demand and bear interest at Shawmut Bank Connecticut, N.A. prime rate plus 1 1/2% (9.75% at December 31, 1996 and 10% at December 31, 1995).

  Interest paid on the above obligations amounted to $8,149 in 1996 and $8,548 in 1995.

5. STATE INCOME TAXES

  State income taxes for the years ended December 31 consisted of the following:

                                                                  1995    1996
                                                                 ------- -------
      Current................................................... $ 6,100 $30,898
      Deferred..................................................  12,109   1,094
                                                                 ------- -------
                                                                 $18,209 $31,992
                                                                 ======= =======

  Significant components of the net deferred state income tax liability follow:

                                                             DECEMBER 31,
                                                          --------------------
                                                            1995       1996
                                                          ---------  ---------
      Current asset:
        Inventory........................................ $   5,210  $  10,587
                                                          ---------  ---------
                                                              5,210     10,587
      Noncurrent liability:
        Property, plant and equipment....................  (105,400)  (109,744)
        Intangible assets................................       451     (1,676)
                                                          ---------  ---------
                                                           (104,949)  (111,420)
                                                          ---------  ---------
      Net deferred liability............................. $ (99,739) $(100,833)
                                                          =========  =========

  Income taxes paid in 1996 and 1995 were $12,500 and $21,250, respectively.

                      STOWE MACHINE COMPANY INCORPORATED

6. EMPLOYEE 401(K) PLAN

  Under the Company's 401(k) plan, all employees may contribute up to 15% of their salary to a retirement account up to the maximum amount allowed by law. The Company contributes an amount equal to 30% of the amount contributed by each participant. The Company's contribution to the plan was $27,308 in 1996 and $21,373 in 1995.

                       STOWE MACHINE COMPANY INCORPORATED

                            STATEMENTS OF OPERATIONS

                                                        THREE MONTHS ENDED
                                                             MARCH 31,
                                                      ------------------------
                                                         1996         1997
                                                      -----------  -----------
                                                      (DOLLARS IN THOUSANDS)
                                                            (UNAUDITED)
Net Sales............................................ $     1,490  $     1,738
Cost of Sales........................................       1,157        1,402
                                                      -----------  -----------
Selling, General and Administrative Expenses.........          67           85
                                                      -----------  -----------
                                                            1,224        1,487
                                                      -----------  -----------
  Income from operations.............................         266          251
Interest Expense.....................................         116           94
                                                      -----------  -----------
  Income before provision for income taxes and
   extraordinary charge..............................         150          157
State Income Taxes...................................           8          --
                                                      -----------  -----------
  Income before extraordinary charge.................         142          157
Extraordinary Charge.................................         (20)          (8)
                                                      -----------  -----------
  Net income......................................... $       122  $       149
                                                      ===========  ===========

                            STATEMENTS OF CASH FLOWS

                                                                     THREE
                                                                    MONTHS
                                                                     ENDED
                                                                   MARCH 31,
                                                                  ------------
                                                                  1996   1997
                                                                  -----  -----
                                                                  (DOLLARS IN
                                                                  THOUSANDS)
                                                                  (UNAUDITED)
Cash Flows from Operating Activities:
  Net income..................................................... $ 122  $ 149
  Adjustments to reconcile net income to net cash provided by
   (used for) operating activities
    Depreciation and amortization................................    50     51
    Changes in assets and liabilities:
      Accounts receivable........................................   (84)    73
      Inventories and prepaid expenses...........................  (316)    76
      Accounts payable and accrued expenses......................   231   (290)
                                                                  -----  -----
        Net Cash Provided by Operating Activities................     3     59
Cash Flows from Investing Activities:
  Purchase of property, plant and equipment......................   (15)   (12)
                                                                  -----  -----
Net Cash Used by Investing Activities............................   (15)   (12)
Cash Flows from Financing Activities
  Principal payments on notes payable to officers................   (25)   (25)
  Principal payments on long-term debt obligations...............   (34)   (28)
                                                                  -----  -----
        Net Cash Used by Financing Activities....................   (59)   (53)
                                                                  -----  -----
        Net Increase (Decrease) In Cash..........................   (71)    (6)
  Cash, beginning of period......................................   102     60
                                                                  -----  -----
Cash, End of Period.............................................. $  31  $  54
                                                                  =====  =====

                     NOTES TO INTERIM FINANCIAL STATEMENTS
                                  (UNAUDITED)

NOTE A--BASIS OF PRESENTATION

  The accompanying unaudited financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and footnotes required for complete financial statements. In the opinion of management, all adjustments considered necessary for a fair presentation have been included. Adjustments consisted of only normal recurring accruals. Operating results and cash flows for the three-month periods ended March 31, 1996 and March 31, 1997 are not necessarily indicative of the results that may be expected for the entire year.

[inside back cover: photos of space shuttle and Company-manufactured components labeled "Forged Domes", "Seamless Rolled Rings" and "Seamless Cases", with caption: "Critical Supplier of Space Components"]

--------------------------------------------------------------------------------
  NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFOR-MATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, ANY SELLING SHAREHOLDER OR ANY UNDER-WRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER IN SUCH JURISDICTION. NEI-THER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION HEREIN IS COR-RECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF OR THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE SUCH DATE.

                                  -----------

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
Prospectus Summary........................................................    3
Risk Factors..............................................................    9
Forward-Looking Statements................................................   13
Dividend Policy...........................................................   13
Use of Proceeds...........................................................   14
Market for Common Stock...................................................   15
Dilution..................................................................   16
Capitalization............................................................   17
Pro Forma Consolidated Statements of Income...............................   18
Selected Financial Data...................................................   19
Management's Discussion and Analysis of Financial Condition and Results of
 Operations...............................................................   20
Business..................................................................   25
Management................................................................   36
Principal and Selling Shareholders........................................   42
Certain Relationships and Related Party Transactions......................   43
Description of Common Stock...............................................   44
Shares Eligible for Future Sale...........................................   46
Underwriting..............................................................   47
Notice to Canadian Residents..............................................   48
Experts...................................................................   49
Legal Matters.............................................................   50
Additional Information....................................................   50
Index to Financial Statements.............................................  F-1

  UNTIL       , 1998 (25 DAYS AFTER THE COMMENCEMENT OF THE OFFERING), ALL
DEALERS EFFECTING TRANSACTIONS IN THE REGISTERED SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                   LOGO

                             6,385,459 Shares

                                  Common Stock
                               ($0.01 par value)

                                   PROSPECTUS

                           CREDIT SUISSE FIRST BOSTON

                                 BT ALEX. BROWN

--------------------------------------------------------------------------------

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

  The following are the estimated expenses in connection with the distribution of the securities being registered:

      Securities and Exchange Commission Registration Fee............ $  38,993
      NASD Filing Fee................................................    13,718
      Printing and Engraving Expenses................................
      Accounting Fees and Expenses...................................
      Attorneys' Fees and Expenses...................................
      Transfer Agent's and Registrar's Fees..........................
      Blue Sky Fees and Expenses (including attorneys' fees).........     5,000
      Nasdaq Listing Fees............................................    89,000
      Miscellaneous..................................................
                                                                      ---------
          Total...................................................... $ 600,000
                                                                      =========

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

  (a) The Company is incorporated under the Wisconsin Business Corporation Law ("WBCL"). Under Section 180.0851(1) of the WBCL, the Company is required to indemnify a director or officer, to the extent that such person is successful on the merits or otherwise in the defense of a proceeding, for all reasonable expenses incurred in the proceeding if such person was a party because he or she was a director or officer of the Company. In all other cases, the Company is required by Section 180.0851(2) to indemnify a director or officer against liability incurred in a proceeding to which such a person was a party because he or she was a director or officer of the Company, unless it is determined that he or she breached or failed to perform a duty owed to the Company and the breach or failure to perform constitutes:

    (i) a willful failure to deal fairly with the Company or its shareholders in connection with a matter in which the director or officer has a material conflict of interest;

    (ii) a violation of criminal law, unless the director or officer had reasonable cause to believe his or her conduct was lawful or no reasonable cause to believe his or her conduct was unlawful;

    (iii) a transaction from which the director or officer derived an improper personal profit; or

    (iv) willful misconduct.

  Section 180.0858(1) provides that, subject to certain limitations, the mandatory indemnification provisions do not preclude any additional right to indemnification or allowance of expenses that a director or officer may have under the Company's articles of incorporation, by-laws, a written agreement or a resolution of the Board of Directors or shareholders.

  Section 180.0859 of the WBCL provides that it is the public policy of the State of Wisconsin to require or permit indemnification, allowance of expenses and insurance to the extent required to be permitted under Sections 180.0850 to 180.0858 of the WBCL, for any liability incurred in connection with a proceeding involving a federal or state statute, rule or regulation regulating the offer, sale or purchase of securities.

  Section 180.0828 of the WBCL provides that, with certain exceptions, a director is not liable to a corporation, its shareholders, or any person asserting rights on behalf of the corporation or its shareholders, for damages, settlements, fees, fines, penalties or other monetary liabilities arising from a breach of or failure to perform, any duty resulting solely from his or her status as a director, unless the person asserting liability proves that the breach or failure to perform constitutes any of the four exceptions to mandatory indemnification under Section 180.0851(2) referred to above.

  Under Section 180.0833 of the WBCL, directors of the Company against whom claims are asserted with respect to the declaration of improper dividends or distributions to shareholders or certain other improper acts which they approved are entitled to contribution from other directors who approved such actions and from shareholders who knowingly accepted an improper dividend or distribution, as provided therein.

  (b) Article XIII of the By-Laws of the Registrant provides for indemnification of directors, to the maximum extent allowed or mandated by the laws of the State of Wisconsin and of officers and employees to the maximum extent allowed or mandated by the laws of the State of Wisconsin except that no indemnification shall be made in respect to any issue or matter as to which such officer or employee shall have been adjudged to be liable for negligence or misconduct in the performance of duty to the corporation unless the court in which such action or suit is brought shall determine that, despite the adjudication of liability but in view of all circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses.

  (c) Reference is made to Section 7(c) of the Underwriting Agreement (the form of which is included as Exhibit 1.1 to this Registration Statement) for provisions regarding the indemnification under certain circumstances of the Registrant, its directors and certain of its officers by the Underwriters.

ITEM 15. RECENT SALE OF UNREGISTERED SECURITIES

  On June 30, 1994, the Company issued 12,500 shares of Common Stock to ING in exchange for ING causing INCC to issue a $2 million letter of credit in favor of the Company. The letter of credit was canceled in June 1995 with the establishment of the Credit Agreement. ING is an accredited, institutional investor, affiliated with the issuer and not created for the purpose of this investment, and the issuance was not part of a larger financing plan. Such issuance was therefore exempt from registration under the Securities Act pursuant to Section 4(2) thereof.

  In December 1995, the Company issued $4.0 million of its Subordinated Notes to ING and Grace. In February 1996, in a second private placement of Subordinated Notes, the Company issued an additional $5.3 million of Notes to ING, Grace and other shareholders. The Subordinated Notes were accompanied by detachable ten-year warrants to purchase an aggregate of 7,775,722 shares of Common Stock at $1.20 per share. During 1996 and the first nine months of 1997, the Company has issued another $1.6 million of Subordinated Notes as interest upon the outstanding Subordinated Notes. The Subordinated Notes and warrants were issued to a total of approximately 25 persons, all of whom were accredited investors and current shareholders of the Company. Appropriate steps were taken to prevent retransfer of such securities without compliance with the registration requirements of the Securities Act. Such issuances were exempt from such requirements pursuant to Section 4(2) of the Securities Act.

  In addition, during 1996 and 1997 the Company has issued an aggregate of 166,790 shares upon exercise of outstanding warrants, and 110,833 shares upon exercise of outstanding stock options granted in September 1996 to officers of the Company at an exercise price of $6.00 per share. The warrants were issued as provided in the preceding paragraph, pursuant to a warrant agreement that included appropriate precautions to prevent retransfer of the Common Stock received upon exercise, without compliance with the registration requirements of the Securities Act. The stock options were granted to a total of approximately 20 key management employees of the Company. All the foregoing issuances were exempt from the registration requirements of the Securities Act under Section 4(2) thereof.

  In October 1997, the Company issued 8,333 shares of Common Stock to a former employee in partial settlement of certain litigation. At the time of such issuance, the Common Stock was trading in the over-the-counter market at approximately $18.00 per share. The recipient of such stock had been an affiliate of the Company and was, based upon his salary from the Company, an accredited investor. Thus the issuance of Common Stock was exempt from the registration requirements of the Securities Act under Section 4(2) thereof.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

  (a) EXHIBITS:

  A list of the exhibits included as part of this Registration Statement is set forth in the Exhibit Index which immediately precedes such exhibits and is incorporated herein by reference.

  (b) FINANCIAL STATEMENT SCHEDULES:

  None.

ITEM 17. UNDERTAKINGS

  The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the Underwriting Agreements certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

  The undersigned registrant hereby undertakes that:

    (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
  (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

    (2) For purposes of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

  Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Cudahy, State of Wisconsin, on February 23, 1998.

                                          Ladish Co., Inc.

                                                    /s/ Wayne E. Larsen
                                          By___________________________________
                                              Wayne E. Larsen, Vice President

  Pursuant to the requirements of the Securities Act of 1933, as amended, this amendment to the Registration Statement has been signed by the following persons in the capacities indicated on February 23, 1998.

                   NAME                                        TITLE
                   ----                                        -----


          /s/ Kerry L. Woody                President (Principal Executive Officer),
___________________________________________   Director
              Kerry L. Woody

          /s/ Wayne E. Larsen               Vice President, Law/Finance and
___________________________________________   Secretary (Principal Financial and
              Wayne E. Larsen                 Accounting Officer), Director

         /s/ Gregory P. Flynn*              Director
___________________________________________
             Gregory P. Flynn

        /s/ Robert W. Sullivan*             Director
___________________________________________
            Robert W. Sullivan

      /s/ Fred W. Whitridge, Jr.*           Director
___________________________________________
          Fred W. Whitridge, Jr.


        /s/ Wayne E. Larsen
*By: ________________________________
            Wayne E. Larsen
           Attorney-in-Fact

                               INDEX TO EXHIBITS

                                                                   SEQUENTIALLY
                                                                     NUMBERED
  NUMBER                          EXHIBIT                              PAGE
  ------                          -------                          ------------
  1.1      Form of Underwriting Agreement. Filed on February 3,
           1998 as Exhibit 1.1 to this Registration Statement...
  3.1      Restated Articles of Incorporation of the Registrant,
           as amended. Filed on December 23, 1997 as Exhibit 3.1
           to this Registration Statement.......................
  3.2      By-Laws of the Registrant. Filed on December 23, 1997
           as Exhibit 3.2 to this Registration Statement........
  4.1      Form of Common Stock Certificate. Filed herewith.....
  4.2      Amended and Restated Note and Warrant Purchase Agree-
           ment dated February 22, 1996 among Ladish Co., Inc.
           and the Purchasers named therein. Filed on December
           23, 1997 as Exhibit 4.2 to this Registration State-
           ment.................................................
  4.3      Amended and Restated Warrant Agreement dated February
           22, 1996 among Ladish Co., Inc. and the purchasers
           named therein. Filed on December 23, 1997 as Exhibit
           4.3 to this Registration Statement...................
  4.4      Amended and Restated Registration Rights Agreement
           dated February 22, 1996 among Ladish Co., Inc. and
           certain note and warrant purchasers. Filed on Decem-
           ber 23, 1997 as Exhibit 4.4 to this Registration
           Statement............................................
  4.5      Registration Rights Agreement dated April 30, 1993
           between Ladish Co., Inc. and Anchor Industries Inter-
           national, Inc. Filed herewith........................
  5        Form of Opinion of Foley & Lardner. Filed on December
           23, 1997 as Exhibit 5 to this Registration Statement.
 10.1      Credit Agreement dated June 30, 1995 among Ladish
           Co., Inc. and General Electric Capital Corporation,
           as amended. Filed on December 23, 1997 as Exhibit
           10.1 to this Registration Statement..................
 10.2      Asset Purchase Agreement dated June 14, 1997 between
           Ladish Co., Inc. and Stowe Machine Co., Inc. Filed on
           February 3, 1998 as Exhibit 10.2 to this Registration
           Statement............................................
 10.3      Asset Purchase Agreement dated April 24, 1997 between
           Ladish Co., Inc. and Trinity Fitting & Flange Group,
           Inc. Filed on February 3, 1998 as Exhibit 10.3 to
           this Registration Statement..........................
 10.4      Ladish Co., Inc. 1996 Long-Term Incentive Plan. Filed
           on December 23, 1997 as Exhibit 10.4 to this Regis-
           tration Statement....................................
 10.5      Form of Employment Agreement between Ladish Co., Inc.
           and certain of its executive officers, together with
           a schedule of parties thereto. Such agreements are
           materially different only as to the signing officers,
           the compensation of such officers and the dates of
           execution. Filed on February 3, 1998 as Exhibit 10.5
           to this Registration Statement.......................
 10.6      Amended Payment and Security Agreement dated October
           14, 1997 between Ladish Co., Inc. and the Pension
           Benefit Guaranty Corporation. Filed on February 3,
           1998 as Exhibit 10.6 to this Registration Statement..
 10.7      Agreement dated September 15, 1995 between Ladish
           Co., Inc. and Weber Metals, Inc. Filed herewith......
 11        Statement re: Computation of Per Share Earnings.
           Filed on December 23, 1997 as Exhibit 11 to this Reg-
           istration Statement..................................

                                                                    SEQUENTIALLY
                                                                      NUMBERED
  NUMBER                           EXHIBIT                              PAGE
  ------                           -------                          ------------
 21        Subsidiaries of the Registrant. Filed on December 23,
           1997 as Exhibit 21 to this Registration Statement.....
 23.1      Consent of Arthur Andersen LLP. Filed herewith........
 23.2      Consent of Ernst & Young LLP. Filed herewith..........
 23.3      Consent of Foley & Lardner (contained in their Opinion
           filed as Exhibit 5 to this Registration Statement)....
 24        Powers of Attorney (appearing on the signature page
           hereof)...............................................
 27        Financial Data Schedule. Filed herewith...............